Exhibit 99.1

ADVISORY

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Management Proxy Circular (the “Circular”) includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As such, these financial measures are considered non-standardized financial measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar financial measures presented by other issuers. These non-standardized and non-GAAP financial measures include:

Fund flows from operations (“FFO”): This non-standardized financial measure is calculated as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Fund flows from operations per share: This non-GAAP financial measure is calculated as fund flows from operations divided by the basic weighted average shares outstanding as defined under IFRS.

Free cash flow: A non-GAAP financial measure that is calculated as fund flows from operations less capital expenditures. We consider free cash flow to be a key measure as it is used to determine the funding available for investing and financing activities, including payment of dividends, repayment of long-term debt, reallocation to existing business units, and deployment into new ventures.

For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated February 25, 2016, of Vermilion’s operating and financial results as at and for three months and year ended December 31, 2015. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.vermilionenergy.com.

This Circular includes certain oil and gas metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These oil and gas metrics include:

Fund flows from operations netback: Calculated as Fund flows from operations divided by total production over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers.

Operating netback: Calculated as Sales less the sum of Royalties, Realized hedging gain or loss, Transportation, Operating expense and PRRT divided by total production over the relevant period and expressed on a per boe basis. We assess the operating netback on a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers prior to corporate expenses and income.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These metrics are calculated by dividing the applicable capital costs for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (Proved plus probable) reserve basis.

After-tax cash flow recycle ratio: Calculated by dividing the Fund flows from operations netback by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Operating recycle ratio: Calculated by dividing the Operating netback by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing Shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

ABBREVIATIONS

boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
mcf	thousand cubic feet
mmcf	million cubic feet
mmboe	million barrel of oil equivalent
DRIP	Dividend Reinvestment Plan

ABOUT VERMILION

Vermilion is a publically traded, widely held, international oil and gas producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations positioned around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development. Our core business involves the acquisition, exploration, development and optimization of hydrocarbon resources.

Our Successful Strategy

ñ	We target to grow our asset base through asset optimization, conventional and unconventional resource development and strategic acquisitions.
ñ	We seek to deliver modest production growth while providing Shareholders with a reliable and potentially growing dividend.
ñ	We focus on high netback properties.
ñ	We are recognized as a premier operator both on and offshore in our regions of operation.
ñ	Our history spans 22 years of successful operations. Vermilion has generated a compound annualized total return of 1.5% over the last five years and 30.5% since our inception in 1994.
ñ	We have never reduced our dividend since it was initiated in 2003.
ñ	We have always prioritized our balance sheet to preserve our financial flexibility by historically maintaining leverage ratios that are more conservative than most of our peers. This allowed us to enter the current commodity downturn in a position of relative financial strength.
ñ	We have undertaken a number of additional strategic actions beginning in 2015 to further preserve our sustainability in this period of lower commodity prices.
ñ	We have significantly reduced capital investment to support our sustainability.
ñ	We have increased the capacity and extended the term of our credit facility providing additional financial liquidity in the prevailing weak commodity price environment.
ñ	We amended our Dividend Reinvestment Plan to include a Premium DividendTM(1) Component, significantly expanding our ready access to the lowest cost source of equity capital available.

Our Quality Assets

ñ	Our operations are focused in three core regions – North America, Europe and Australia – providing diverse commodity exposure and a breadth of opportunity.
ñ	We have a rich and diverse inventory of near and long-term growth prospects within each of our operating jurisdictions.
ñ	We have a growing portfolio of emerging resource based exploration and development opportunities.
ñ	We had a reserve life index of 11.7 years (based on total proved plus probable reserves and annualized fourth quarter 2015 consolidated production) at year-end 2015.

Our Proven Leadership

ñ	Our Board of Directors (“Board”) has been consistently recognized for strong corporate governance.
ñ	In 2015, Vermilion was ranked 2nd within the energy sector and 20th among 234 companies in the S&P/TSX composite index in the Globe and Mail’s annual Board Games governance report.
ñ	Our management team averages more than 34 years of industry experience led by one of the three co-founders of Vermilion, Lorenzo Donadeo (as CEO up to March 1, 2016 and now as Chair of the Board). Mr. Donadeo was named CEO of the year in 2015 by Alberta Oil Magazine. He has also been honoured for his outstanding service to France with an appointment to the rank of Chevalier in France’s Legion of Honour.
ñ	Vermilion has been ranked a TopGun energy company by institutional investors and sell-side professionals in the Brendan Wood International (“BWI”) Shareholder Confidence Reports for the last four years.[2] TopGun status is the highest level of confidence attainable in the survey. In the polls, Shareholders have uniformly accredited, Vermilion, Vermilion’s Board, CEO and senior management with TopGun status ranking Vermilion’s strategy, leadership and governance at the highest levels of the confidence index. For 2015/2016, our Company, Board and executives were awarded the following recognition by BWI:
ñ	“TopGun Company” status attests to the highest levels of confidence in our company by major institutional investors who own or have the ability to own the stock in sizable stakes.
ñ	“TopGun Board” status accredits the highest levels of confidence in our Board by majority institutional investors.
ñ	“TopGun CEO” recognizes exceptional work ethic, smart decision making process, facing challenges head-on and most importantly, determination to deliver to Shareholders.
ñ	“TopGun CFO” recognizes the ability to capture attention and respect of investors for perceived exceptional financial management, Shareholder reporting and communication.

We are one out of seven companies in Canada that was honoured with all four TopGun designations.

ñ	In March 2015, Vermilion earned recognition from the Exploration and Producers Association of Canada as their Top Canadian Based International Producer based on financial and operating performance benchmarks.
ñ	In 2015, Vermilion was named to the CDP Climate Disclosure Leadership Index (“CDLI”), recognizing the depth and quality of our climate-related disclosure as compared to the 200 largest companies listed on the TSX. To be named to the CDLI, a company must have a disclosure score within the top 10% of surveyed companies.
ñ	Vermilion’s sustainability performance has earned consistently higher rankings. In 2016, Vermilion was ranked 9th, up from 15th in 2015 and 32nd in the Future 40’s 2014 inaugural listing.

Notes:

1.	Premium DividendTM denotes a trademark of Canaccord Genuity Capital Corporation.
2.	Brendan Wood International, Global Shareholder Confidence Reports 2015, 2014, 2013 and 2012.

Executive Summary

SUMMARY

You can find the key highlights of our proxy statement and results for 2015 in the next few pages. Please refer to the remainder of the document for complete information.

BUSINESS HIGHLIGHTS

2015 was a challenging year for the oil and gas industry as a result of the prevailing weak commodity price environment. In spite of the environment, 2015 was a successful year for Vermilion.

Financial Performance

Note:

1.	Fund flows from operations per share is a non-GAAP financial measure. See Advisory.

Shareholder Returns and Financial Stability

ñ	Achieved a top quartile total shareholder return amongst our peer group reducing some of the impact of the significant downturn in commodity prices. Our total return to Shareholders of -29.5% in 2015, compares to a peer group average, excluding Vermilion, of -49.5%, an S&P/TSX Oil & Gas Exploration & Production Index total return of -32.1%, and an S&P/TSX Composite Index total return of -8.3%.
ñ	Reduced capital investment levels to minimize the impact of lower commodity prices to our balance sheet and support our continued sustainability. Our 2016 budget of $235 million represents a decrease of over 50% from 2015 levels and a decrease of over 65% from 2014 levels.
ñ	Increased the capacity of our credit facility by $500 million to $2.0 billion, extended the term to May 2019 and increased our capital availability which provides certainty regarding our continued access to capital.
ñ	Maintained our monthly cash dividend of $0.215 per share. Announced the amendment of our Dividend Reinvestment Plan to include a Premium DividendTM(1) Component to expand our access to the lowest cost form of equity capital available.

Portfolio and Future Growth

ñ	Realized year-over-year growth of 6% in both proved and proved plus probable reserves to 160.7 mmboe and 260.9 mmboe, respectively.[2]
ñ	Expanded our Mannville condensate-rich gas play and increased related average production by 82% to more than 7,100 boe/d in 2015. We achieved this meaningful growth having drilled less than 14% of our inventory to date.
ñ	Entered into a farm-in agreement that provides us with a material participating interest in 19 onshore exploration licenses in northwest Germany as well as ownership of key proprietary data. The licenses comprise approximately 850,000 net acres of undeveloped oil and natural gas rights in the prolific North German Basin. We were subsequently awarded two additional exploration licenses that added approximately 110,000 net acres to our land position.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 1

Executive Summary

ñ	Achieved first gas production at our Corrib project in Ireland on December 30, 2015. Corrib is expected to supply significant high netback production growth in 2016 and 2017 while generating significant free cash flow.[3] Production levels at Corrib are expected to rise over a period of approximately six months to a peak rate estimated at 58 mmcf/d (9,700 boe/d), net to Vermilion.
ñ	Consolidated our ownership and working interest in the Turner Shurley Sand play in the eastern Powder River Basin in the United States to 100% through an acquisition of the remaining 30% interest. We drilled three wells and began testing the first well in this project area in 2015. We intend to complete and tie-in the remaining two wells in 2016.
ñ	Conditionally awarded four exploration blocks in northeast Croatia near the Hungarian border. The blocks span approximately 2.35 million gross acres with a substantial portion of the acreage located near existing crude oil and natural gas fields.

Operating Excellence

ñ	Achieved record average annual production of 54,922 boe/d during 2015, an increase of 11% versus 2014. This strong growth was achieved despite regulatory delays in bringing Corrib on-stream and a 30% reduction in exploration and development capital year-over-year.
ñ	Operating recycle ratio[4] was 3.6 times in 2015, an increase over 3.2 times achieved during 2014, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency despite the decline in commodity prices.
ñ	In Canada, production grew by 11% to 25,598 boe/d. This increase was mainly driven by the expansion of our Mannville liquids-rich gas play where we drilled or participated in 28 (18.5 net) wells in 2015.
ñ	In France, we completed a successful four-well drilling program in the Champotran field, which marked our third successful drilling campaign in the field since 2013. Including the impact of improved waterflood response, the most recent drilling program performed 30% better than anticipated over the course of 2015.
ñ	In the Netherlands, we achieved record annual production and six consecutive years of growth with 2015 average production of 7,559 boe/d. In 2015, we drilled two (1.9 net) wells and tied-in one (0.45 net) well that was drilled in 2014.
ñ	Recognized for excellence in sustainability performance by Corporate Knights. Vermilion’s sustainability performance has earned consistently higher rankings. In 2016, Vermilion was ranked 9th, up from 15th in 2015 and 32nd in the Future 40’s 2014 inaugural listing.

ñ	Named to the CDP Climate Disclosure Leadership Index, recognizing the depth and quality of our climate-related disclosure as compared to the 200 largest companies listed on the TSX. Vermilion’s 2015 CDP disclosure score was the highest amongst all Canadian energy companies.
ñ	Named Top Canadian-based International Producer of the year by the Explorers and Producers Association of Canada.
ñ	Recognized for excellence in business and governance practices in the Globe and Mail’s annual Board Games survey and for establishing a leading workplace culture via the Great Place to Work® Institute.

Executive Appointments

ñ	The following executive changes are part of a long-term succession plan that was undertaken by the Board and senior executives:
ñ	Mr. Anthony Marino was promoted to the position of President and Chief Executive Officer from President and Chief Operating Officer, effective March 1, 2016. Mr. Marino joined Vermilion in June 2012 as Executive Vice President and Chief Operating Officer, and was named President and Chief Operating Officer in March 2014. Mr. Marino is an accomplished senior executive with a proven track record of high Shareholder returns during his 30-year career in the energy industry.
ñ	Mr. Michael Kaluza was promoted to the position of Executive Vice President and Chief Operating Officer from Vice President, Canada Business Unit, effective March 1, 2016. Mr. Kaluza joined Vermilion in February 2013 as the Director of our Canadian Business Unit, and was promoted to Vice President of our Canadian Business Unit in May 2014. Mr. Kaluza has over 30 years of operations and executive management experience.

Board of Directors Appointments

ñ	Mr. Kevin Reinhart and Ms. Catherine Williams were appointed to the Board of Directors on February 27, 2015.
ñ	Mr. Lorenzo Donadeo was appointed Chair of the Board, Mr. Larry Macdonald was appointed Lead Director and Mr. Anthony Marino was appointed to the Board of Directors all effective March 1, 2016.

Notes:

1.	Premium DividendTM denotes trademark of Canaccord Genuity Capital Corporation.
2.	Estimated proved and proved plus probable reserves attributed to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 8, 2016 with an effective date of December 31, 2015.
3.	Non-GAAP measure. See Advisory.
4.	Non-standardized oil and gas metric. See Advisory.

Page 2 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Executive Summary

COMPENSATION HIGHLIGHTS

The compensation of our Named Executive Officers (“NEOs”), who we also refer to as “executives” in this document, reflects our strong results in 2015 in current market conditions.

Comparing Shareholder Value and Executive Compensation

ñ	The chart below shows the trend in total compensation paid to our NEOs, compared to our annual total shareholder return. To demonstrate our continued commitment to containing costs into 2016, base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2016 annual review date for those executives in the same position year-over-year. This is the second consecutive year our executives did not receive a salary increase. Our short-term incentive payment for the 2015 performance year, paid in March 2016, reflects the current price environment and employee and corporate performance in 2015. The Board exercised its discretion to reduce the 2015 bonus payment by 49% overall for NEOs compared to the 2014 bonus payment which was reduced by 29% over 2013. Since 2013, NEOs overall bonus payments have been reduced by 64%. The April 2015 grant of share awards for NEOs was reduced by 6% as part of a corporate-wide review of award levels. The Board exercised its discretion and reduced the Board of Directors 2016 share award grant by 7% compared to 2015 to demonstrate its continued commitment to reducing their total compensation in line with corporate-wide compensation reductions.

Notes:

1.	All NEOs includes all executive officers including the CEO.
2.	Annual Total Shareholder Return (“TSR”).

Comparing Vermilion to Peers

Note:

1.	Peers’ annual average TSR is for that year’s peer group, excluding Vermilion. The peer group has varied over the periods presented as a result of the impact of adverse market conditions or peer group performance relative to eligibility criteria.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 3

Executive Summary

Key Features of our Executive Compensation Program

✓	NEO’s 2015 bonus payments were reduced 49% compared to 2014. Since 2013 NEO’s bonus payments decreased by 64%
✓	2016 base salaries continue to be held flat at 2014 levels for those executives in the same position year-over-year. Second consecutive year our executives did not receive a salary increase
✓	Two-year average of 99% support for annual ‘Say on Pay’ advisory vote
✓	Robust anti-hedging policy prohibiting directors and officers from hedging Vermilion shares with no exceptions
✓	Clawback policy authorizing recoupment of compensation that results from an intentional misconduct
✓	President and CEO share ownership guideline is five times annual base salary
✓	President and CEO must hold at least one times his annual base salary in shares for at least 12 months after he resigns or retires
✓	Active engagement between our executives, Board and Shareholders in accordance with our disclosure policy

Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation as set out in this Circular. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold a non-binding advisory vote at the 2016 annual general meeting of Shareholders on May 6, 2016, (the “Meeting”), on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the third year we are holding a non-binding advisory vote with an average 99% Shareholder support over the last two years.

Anti-Hedging Policy

In 2014, Vermilion adopted an anti-hedging policy that prohibited hedging with certain exceptions. In March 2016, the Board approved an amendment to the anti-hedging policy to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge.

The amended policy is a robust anti-hedging policy aligned with best governance practices.

Clawback Policy

A clawback policy was also adopted in 2014 to demonstrate that the Board will act on behalf of Shareholders to hold management accountable for their actions. The clawback policy requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.

Ownership Policy

The share ownership policy demonstrates Vermilion’s commitment to aligning executives with Shareholders’ interests as owners of the Company

Executives must meet and maintain their share ownership targets within five years of being appointed to the positon. As of March 15, 2016, all executives exceeded their share ownership requirements.

The President and CEO must continue to hold at least one times his base salary in shares for at least 12 months after he resigns or retires.

We do not have a restriction on sale of shares after vesting. We believe our ownership policy is the right mechanism to ensure executives’ interests are aligned to Shareholders.

We will continue to monitor best governance trends to ensure our share ownership policy continues to reflect the best governance practices.

The share ownership requirement for executives is as follows:

Position	Required Share Ownership
President and CEO	5 times base salary
Executive Vice Presidents	3 times base salary

Stress and Back-Testing

We ensure good governance around our executive compensation by providing the Governance and Human Resources Committee with possible payouts under various market conditions when we are seeking approval of compensation programs. This “stress-testing” ensures that the Committee understands the range of potential compensation when it makes its recommendations to the Board.

We also provide the Committee with “back-testing” analysis that shows whether the actual amounts recommended for payout under the compensation programs are aligned with our initial expectations and overall corporate performance. Where compensation is higher than target, it is a result of superior corporate and individual performance combined.

Page 4 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Executive Summary

MEETING DETAILS

Number of Directors

We recommend to fix the number of directors to be elected at the Meeting at nine directors.

Board Nominees

We recommend you elect the following nominees as directors of Vermilion:

	Year Appointed	Key Experience	Committees				Overall Attendance	Other Public Companies	Ownership Multiple (Retainer + Annual Share Based Entitlement)[1]
			AC	GHR	HSE	IR
Independent Directors
Macdonald[2] (Lead Director)	2002	47 years Oil & Gas		Chair	✓	✓	100% (17/17)	None	7.0 times
Ghersinich	1994	35 years Oil & Gas	✓			Chair	92% (12/13)	ArPetrol Ltd. Valeura Energy Inc.	9.2 times
Leiker[3]	2012	39 years Oil & Gas				✓	100% (9/9)	SM Energy Company	2.2 times
Madison	2004	51 years Oil & Gas			Chair	✓	100% (15/15)	Canadian Oil Recovery and Remediation Enterprises Ltd.	10.6 times
Marchant	2010	36 years Oil & Gas			✓	✓	100% (15/15)	Valeura Energy Inc. Cub Energy Inc.	7.4 times
Raiss[3]	2014	32 years Oil & Gas Telecommun-ications		✓	✓		100% (13/13)	Loblaw Companies Limited Commercial Metals Company	1.9 times
Williams[3,4]	2015	32 years Oil & Gas	Chair[6]	✓			89% (8/9)	Enbridge Pipelines Inc. Enbridge Inc.	0.5 times
Non-Independent Directors
Donadeo[5] (Chair of the Board)	1994	35 years Oil & Gas					100% (7/7)	None	245.5 times
Management Directors
Marino	2016	33 years Oil & Gas						None	9.4 times

Committees: AC = Audit; GHR = Governance and Human Resources; HSE = Health, Safety and Environment; IR = Independent Reserves

Notes:

1.	Director share ownership requirement is three times annual retainer plus the value of the annual share-based compensation until such time they are no longer directors of the Board.
2.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board.
3.	Mr. Leiker and Mses. Raiss and Williams have five years from their respective appointment date to comply with share ownership requirements.
4.	Effective May 1, 2016, Ms. Williams will transition to the Chair position from a member of the Audit Committee to replace Mr. Killi who is retiring from our Board on April 30, 2016.
5.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer. Prior to his change in role, attendance was tracked, although he did not receive compensation as a director nor was he a member of any Committee. Mr. Donadeo attended all Committee meetings. As at March 1, 2016, Committee appointments have not been established for Mr. Donadeo.

This year, 78% of our nominees for election as directors are independent. Mr. Donadeo, Vermilion’s former Chief Executive Officer, and Mr. Marino, Vermilion’s President and Chief Executive Officer, are the only two non-independent directors. In 2015, total compensation paid to non-executive directors was $2,299,005.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 5

Executive Summary

Auditors

We recommend that you appoint Deloitte LLP as our auditors. They have been our auditors since December 16, 2002. In 2015, 97% of the fees paid to the auditors were for audit and audit-related services.

Vermilion Incentive Plan

We recommend that you approve the unallocated share awards under the Vermilion Incentive Plan, and amendments relating to the number of Common Shares issuable from treasury under a shared rolling reserve for all of Vermilion’s security based compensation arrangements and to the non-employee director participation limits in the Vermilion Incentive Plan.

Employee Bonus Plan

We recommend that you approve an amendment to the Employee Bonus Plan to replace the current fixed reserve with a shared rolling reserve for all of Vermilion’s security based compensation arrangements subject to an annual cap on the number of Common Shares issuable under the Employee Bonus Plan.

Employee Share Savings Plan

We recommend that you approve an amendment to the Employee Share Savings Plan to replace the current fixed reserve with a shared rolling reserve for all of Vermilion’s security based compensation arrangements subject to an annual cap on the number of Common Shares issuable under the Employee Share Savings Plan.

If the proposed amendments are approved, potential dilution under all of the security based compensation arrangements will be capped at 3.8% of the total number of issued and outstanding Common Shares from time to time.

Shareholder Rights Plan

We recommend that you ratify and re-confirm the continuation of Vermilion’s Shareholder Rights Plan for another three years. In light of recently announced amendments to the Canadian takeover bid regime expected to be in force May 9, 2016, we will continue to monitor developments relating to shareholder rights plans to determine whether any further Shareholder action is required in relation to the Shareholder Rights Plan prior to the next scheduled re-confirmation in 2019.

Advisory Vote on Executive Compensation

We recommend that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that you accept the approach to executive compensation.

2015 Executive Compensation

Below are the various compensation elements that comprised executive pay in 2015.

Executive Officer	Base Salary Rate ($)	Share Awards Value[1] ($)	Share Savings Plan Benefits ($)	Other[2] ($)	Total Compensation ($)
Donadeo	535,000	2,900,139	55,527	16,683	3,507,349
Marino	425,000	2,770,141	44,110	11,996	3,251,247
Hicks	340,000	1,577,292	35,289	13,378	1,965,959
Donovan	322,500	730,654	32,691	13,378	1,099,223
Jasinski	290,000	780,467	30,099	13,378	1,113,944

Notes:

1.	Includes: (i) the value of VIP share awards granted on April 1, 2015 multiplied by the grant value of $54.32 (fair value); and (ii) the value of the 2015 bonus payments ($674,300) paid March 2016 through the issuance of shares from treasury which vest immediately.
2.	Includes parking fees, executive health benefits for Messrs. Hicks, Marino and Donovan and Ms. Jasinski; and a vehicle allowance for Mr. Donadeo.

Page 6 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Shareholder and Voting Information

INVITATION TO SHAREHOLDERS

Dear Vermilion Shareholder,

You are invited to attend our annual general meeting to be held on Friday, May 6, 2016 at 10:00 am MDT time in the Ballroom of the Metropolitan Centre, Calgary. At the Meeting you will hear about our 2015 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, members of the Board and other Shareholders.

Please take some time to read this Circular. It contains important information about the Meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the Meeting.

Notice of Meeting:
Date and Time:	Friday, May 6, 2016 at 10:00 a.m. MDT time
Place:	Ballroom, Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta
Your Right to Vote:	You have the right to vote if you were a Vermilion Shareholder on March 16, 2016.
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2015;
2. fixing the number of directors to be elected at the Meeting at nine directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors;
5. approving unallocated share awards under, and amendments to, the Vermilion Incentive Plan;
6. approving an amendment to Vermilion’s Employee Bonus Plan;
7. approving an amendment to Vermilion’s Employee Share Savings Plan;
8. approving the ratification and re-confirmation of Vermilion’s Shareholder Rights Plan; and
9. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

The Circular explains your voting options (starting on page 10) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Anthony Marino”)

Anthony Marino

President and Chief Executive Officer

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 7

Shareholder and Voting Information

GENERAL INFORMATION

Date of Information

This Circular is dated April 6, 2016 and information contained is as of March 15, 2016, unless otherwise noted.

Mailing of Circular

This Circular will be mailed on April 6, 2016 to Shareholders of record on March 16, 2016.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that those materials be forwarded promptly to our beneficial holders.

Vermilion

Vermilion Energy Inc. was created when Vermilion Energy Trust (the “Trust”) converted to a corporation on September 1, 2010 following which it amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd., on January 1, 2013 and its subsidiary, Vermilion Energy (Sask) Ltd., on January 1, 2015. Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”. We use the following abbreviations for the names of the Committees in tables:

ñ	AC = Audit
ñ	GHR = Governance and Human Resources
ñ	HSE = Health, Safety and Environment
ñ	IR = Independent Reserves

Common Shares Outstanding

At the close of business on March 15, 2016, there were 113,447,475 Common Shares outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the directors and officers, no person or company owns or controls more than 10% of our Common Shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had during 2015 a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or officers. As a result, there are no loans outstanding to any of them.

Annual Report and Other Documents

We file our annual report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. A copy of the annual report, including our annual financial statements and notes and management’s discussion and analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial Shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc.
3500, 520 - 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Investor Relations
investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Our dividend reinvestment plan was initially approved by Shareholders in 2010. In February 2014, the plan was amended to reduce the effective discount at which treasury shares are issued for reinvestment under the plan from 5% to 3%. The amendment was effective for the April 2014 dividend payable on May 15, 2014. The plan was further amended in February 2015 to include a Premium Dividend™ Component. The Premium Dividend™ and Dividend Reinvestment Plan (the “Premium DRIP”) allows Eligible Shareholders who elect to participate in the Dividend Reinvestment Component to continue to reinvest their dividends in Common Shares at an effective 3% discount to the Average Market Price (with no broker commissions or trading costs), similar to our previous dividend reinvestment plan. With the addition of a Premium Dividend™ Component, Eligible Shareholders not participating in the Dividend Reinvestment Component have the option to receive a premium cash payment equal to 101.5% of their dividends. Shareholders who have not elected, or are not eligible, to participate in the Premium DRIP will continue to receive their regular dividends in the usual manner. The amendment was effective for the March dividend payable on April 15, 2015.

For more information on the Premium DRIP, defined meanings for capitalized terms above, eligibility restrictions and enrollment information and forms among other details of the Premium DRIP, please refer to the complete copy of the Premium DRIP plan document as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”) or contact our plan agent, Computershare Trust Company of Canada (“Computershare”):

Page 8 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Shareholder and Voting Information

1.800.564.6253 (toll free)
www.computershare.com
inquiries@computershare.com

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc.
3500, 520 - 3rd Avenue SW
Calgary, Alberta T2P 0R3
Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

board@vermilionenergy.com

If an interested party wishes to communicate directly with the Chair of the Board, the Lead Director or the Company's independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Chair of the Board, the Lead Director or independent directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations and items that are commercial in nature (advertising).

Engaging Shareholders

The Company and our Board believe in the importance of regular and open dialogue with our Stakeholders in accordance with the Company’s disclosure policy. To that end, our executive and Investor Relations representatives engage with both institutional and retail Shareholders and investors, sell-side research and sales representatives, government officials and other interested Stakeholders across all regions and throughout the year:

ñ	through both formal and informal in-person meetings;
ñ	through webcast participation in industry based institutional and retail conferences and expositions;
ñ	through conducting of executive tours of our facilities and operations and the hosting of open houses for Stakeholders in the communities in which we operate;
ñ	through the hosting of quarterly earnings calls with open question and answer sessions that are accessible both by phone or via webcast;
ñ	by publishing an annual sustainability report in addition to our regulatory filings and the issuance of news releases;
ñ	by maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);

ñ	by providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested Stakeholders;

ñ	by holding an annual general meeting in person, Shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting;
ñ	by hosting and webcasting an investor day if considered appropriate; and
ñ	by providing avenues to communicate directly with the Board or any member, as set out above.

Sustainability Report

As a responsible oil and gas producer, we consistently deliver long-term Shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.

Vermilion regularly communicates with its Stakeholders, including Shareholders and potential investors, and we continually monitor trends and best practices in Stakeholder engagement. Reporting on sustainability, or corporate social responsibility, is an increasingly important tool to reflect Company performance for Shareholders and potential investors. As a result, Vermilion published its first sustainability report in August 2014, in compliance with the comprehensive option of the Global Reporting Initiative’s G4 reporting framework. We continue to report on this basis annually, as it provides an opportunity to share how we identify our economic, environmental and social impacts, integrate their associated opportunities and risks into our business strategies, and chart our progress.

Our Stakeholders expect us to deliver consistently strong financial results in a responsible and ethical way. Reflecting this, we strive to operate in a manner that protects the health and safety of our staff and communities, provides responsible stewardship over the environment, and treats staff, contractors, partners and suppliers respectfully and fairly.

As a result, we align expectations for economic success with the elements of our sustainability commitments, leading us to prioritize our objectives as follows:

ñ	The safety and health of our staff and those involved directly or indirectly in our operations.
ñ	Our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations.
ñ	Economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise and Stakeholder relations.
ñ	Vermilion’s sustainability performance has earned consistently higher rankings. In 2016, Vermilion was ranked 9th, up from 15th in 2015 and 32nd in the Future 40’s 2014 inaugural listing.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 9

Shareholder and Voting Information

REGISTERED SHAREHOLDER VOTING

ñ	You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

In person at the Meeting (see below)
By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)

 Voting in Person

If you plan to attend the Meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive at the Meeting.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the Meeting, unless you properly revoke your proxy.

ñ	Return your completed proxy in the envelope provided so that it arrives by 10:00 am (MDT time) on May 4, 2016 or if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before May 5, 2016 (or the last business day before the Meeting if it is adjourned or postponed), or to the chair of the Meeting on May 6, 2016.

BENEFICIAL SHAREHOLDER VOTING

ñ     You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

In person at the Meeting (see below)
By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)

Voting in Person

If you plan to attend the Meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the Meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the Meeting, to ensure that your vote will be counted.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the Meeting, unless you properly revoke your proxy.

ñ   Return your completed form in the envelope provided so that it arrives by 10:00 am (MDT time) on May 4, 2016 or if the Meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to resume.

Revoking your Proxy

You may revoke your proxy before is it acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 10:00 am (MDT time) on May 4, 2016. This will give your nominee time to submit the revocation to us.

Page 10 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Shareholder and Voting Information

GENERAL VOTING INFORMATION

Request for Proxies

Our management is requesting your proxies for this meeting and is paying for the costs incurred. Although we are using primarily mail, our employees may request your proxy by telephone, email, facsimile or personal interview. No director of Vermilion has informed management in writing that he intends to oppose any action intended to be taken by management at the Meeting.

Record Date

The record date for the Meeting is March 16, 2016. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting. You may be entitled to vote your shares if you bought shares from a registered Shareholder and notify our transfer agent at least 10 days before the Meeting that you want to vote at the Meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.

Approvals

You are voting to: fix the number of directors to be elected at the Meeting, elect directors, appoint auditors, approve unallocated share awards under, and amendments to, the Vermilion Incentive Plan, approve an amendment to the Employee Bonus Plan and the Employee Share Savings Plan, ratify and re-confirm the continued existence of Vermilion’s Shareholder Rights Plan and accept, on an advisory basis, the approach to executive compensation.

A simple majority of votes cast at the Meeting (50% plus one vote) is required to approve all matters.

Quorum

We can only decide business at the Meeting if we have a quorum – where at least two people attend the Meeting in person and hold or represent by proxy at least 25% of the total outstanding Common Shares.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Anthony Marino or Curtis Hicks, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the Meeting at nine directors	FOR
Electing management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Approving unallocated share awards, and amendments to, the Vermilion Incentive Plan	FOR
Approving an amendment to Vermilion’s Employee Bonus Plan	FOR
Approving an amendment to Vermilion’s Employee Share Savings Plan	FOR
Ratifying and re-confirming the continued existence of Vermilion’s Shareholder Rights Plan	FOR
Advisory vote on executive compensation	FOR

Amendments or Other Business

If amendments or other business are properly brought up at the Meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

9th Floor, 100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
1.800.564.6253 (toll free)
service@computershare.com

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 11

Meeting Matters

Voting

Please vote. Your vote is important to us. It is one of the ways we engage your views.

Annual General Meeting Matters

(Voting Recommendations):

We recommend that you vote FOR:

ñ	fixing the number of directors to be elected at the Meeting at nine directors;
ñ	electing the management nominees as directors; and
ñ	appointing Deloitte LLP as auditors.

Special Business

(Voting Recommendations):

We recommend that you vote FOR:

ñ	approving unallocated share awards under, and amendments to, the Vermilion Incentive Plan;
ñ	approving an amendment to Vermilion's Employee Bonus Plan;
ñ	approving an amendment to Vermilion’s Employee Share Savings Plan;
ñ	ratifying and re-confirming the continued existence of Vermilion's Shareholder Rights Plan; and
ñ	the advisory vote to accept the Company’s approach to executive compensation as set forth in this Circular.

Page 12 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Meeting Matters

ANNUAL GENERAL MEETING MATTERS

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2015 and the respective auditor’s report are included in the 2015 annual report which will be available at the Meeting. The annual report is also filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”), website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Additional copies are available, free of charge, upon request by all Shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one director and a maximum of 15 directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time to time by the Shareholders. At the Meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be set at nine. Unless otherwise directed, it is the intention of management to vote proxies in favour of setting the number of directors to be elected at nine.

Election of Directors

Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Dr. Timothy R. Marchant
Larry J. Macdonald	Anthony Marino
Claudio A. Ghersinich	Sarah E. Raiss
Loren M. Leiker	Catherine L. Williams
William F. Madison

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see page 19 for more information on the nominees). As Mr. Madison has reached age 73 and the Governance and Human Resources Committee oversees nominations, it has been recommended and approved by the Board that he remains for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategy plan. Our Board retirement guideline can be found on page 45.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Majority Voting Policy

In 2009, the Board adopted a majority vote policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more “withhold” than “for” votes will offer to resign. The Governance and Human Resources Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there were exceptional circumstances that warrant the director continuing on the Board.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2016. Deloitte LLP were first appointed as Vermilion’s auditors on December 16, 2002.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

SPECIAL BUSINESS

Security Based Compensation Arrangements Approval

Vermilion has three security based compensation arrangements: (i) the Vermilion Incentive Plan (“VIP”); (ii) the Employee Bonus Plan; and (iii) the Employee Share Savings Plan. The features of each of these plans are described in more detail below. Since the number of Common Shares issuable under the VIP is based on a fixed percentage rather than a fixed maximum number of shares, the TSX requires a majority of the Board and Shareholders to approve, every three years, the unallocated share awards under the VIP. The last approval was in 2013. In preparation for the 2016 approval, Vermilion reviewed the share reserves under its security based compensation arrangements and determined that it is preferable to manage the number of Common Shares issuable under all of the security based compensation arrangements with one rolling reserve set at 3.8% of the total number of issued and outstanding Common Shares (a reduction from the current 5% reserve) and to establish maximum caps on share issuances under the Employee Bonus Plan and the Employee Share Savings Plan. Vermilion believes this approach will provide enhanced flexibility to issue Common Shares from treasury as a means of managing its cash resources. In the current commodity price environment, Vermilion considers the introduction of one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8% (reduced from 5%) of issued and outstanding Common Shares as a prudent use of the Company’s cash resources and management of potential dilution of our shares.

If the proposed amendments are approved, potential dilution under all security based compensation arrangements will be capped at 3.8% of the total number of issued and outstanding Common Shares from time to time.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 13

Meeting Matters

Plan Category	# of Shares as at March 15, 2016	Annual Maximum Issuance per Plan
Total Shares Issued & Outstanding	113,447,475	n/a
3.8% Rolling Reserve	4,311,004	n/a
VIP Share Awards (issued and outstanding)	1,713,740	n/a
Unallocated Share Awards (available for future issuance under all three plans)	2,597,264[1,2,3]	n/a
ñ Vermilion Incentive Plan		n/a
ñ Employee Share Savings Plan		300,000
ñ Employee Bonus Plan		300,000

Notes:

1.	Unallocated share awards available for future issuance is based on one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8% less VIP share awards issued and outstanding.
2.	If the annual maximum number of Common Shares available for issuance under the Employee Share Savings Plan and the Employee Bonus Plan are issued, 1,997,264 unallocated share awards would be available for future issuance under the VIP.
3.	Total unallocated share awards available for future issuance based on our current rolling reserve of 5% is 3,778,255. If the amendment to reduce the reserve from 5% to 3.8% is not approved by Shareholders at the Meeting, 3,778,255 unallocated share awards remain available for future issuance.

Summaries of all three plans are included in the Schedules to this Circular and a full copy of each plan text can be found on SEDAR website at www.sedar.com under Vermilion’s profile as posted on April 6, 2016 under “Other Securityholders Documents”. In consideration of the environment and savings associated with reduced printing, shipping and mailing costs, we have not included the full plan texts in the proxy.

Vermilion Incentive Plan

The VIP was approved by Shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion form a trust to a corporation. The VIP provides employees, officers, directors and consultants of Vermilion and its related companies with a stake in our future success and aligns their interests with those of Shareholders. A summary of the VIP is set forth in Schedule "A" of this circular and a full copy of the plan is filed on SEDAR at www.sedar.com under Vermilion’s profile as filed on April 6, 2016 under “Other Securityholders Documents”.

Approval of Unallocated Share Awards

Under our VIP, vested share awards are settled in Common Shares, in cash (equal to the value of the shares) or in a combination of both, as determined by the Board. The Board also determines whether Common Shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in Common Shares issued from treasury. The number of Common Shares reserved for issuance from treasury under our VIP is currently equal to 5% of the aggregate number of issued and outstanding Common Shares less any other Common Shares granted under any other security based compensation plans of Vermilion, calculated on an undiluted basis.

As previously mentioned, since the number of Common Shares issuable under our VIP is based on a fixed percentage rather than a fixed maximum number of shares, the TSX requires a majority of the

Board and Shareholders to approve, every three years, the unallocated share awards under the VIP. At the Meeting, Shareholders will be asked to approve the unallocated share awards under the VIP. If approved, we will again be required to seek Shareholder approval of unallocated share awards by no later than the annual meeting of Shareholders held in 2019.

The number of unallocated share awards to be approved is calculated by subtracting the number of outstanding share awards from the number that represents 3.8% of our issued and outstanding Common Shares, assuming the proposed amended rolling reserve is approved by Shareholders.

Assuming upon vesting all share awards are settled in Common Shares issued from treasury, as of March 15, 2016, 1,713,740 share awards (equal to approximately 1.51% of our issued and outstanding Common Shares) were issued and outstanding under the VIP, excluding dividends and performance factor, leaving 2,597,264 unallocated share awards (equal to approximately 2.29% of our issued and outstanding Common Shares) available for future issuance, assuming no Common Shares are issued under the Employee Bonus Plan or the Employee Share Savings Plan. If the amendment to reduce the reserve from 5% to 3.8% is not approved by Shareholders at the Meeting, 3,778,255 unallocated share awards remain available for future issuance.

If Shareholder approval of the unallocated entitlements is not obtained at the Meeting, the existing 1,713,740 share awards will vest and be settled in accordance with the VIP, and 2,597,264 unallocated share awards (3,778,255 unallocated share awards in case of the 5% reserve) will be cancelled and we will not be permitted to make further grants of share awards until Shareholder approval is obtained.

Our Board has approved all unallocated share awards under our VIP. At the Meeting the following ordinary resolution will be placed before Shareholders for consideration and approval:

RESOLVED THAT:

1.	All unallocated share awards under the Vermilion Incentive Plan, as amended or supplemented from time to time, are hereby approved and authorized, which approval shall be effective until May 6, 2019.

2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend that you vote FOR the approval of the unallocated share awards under the Vermilion Incentive Plan. The people named in the enclosed proxy will vote FOR the approval of the unallocated share awards under the Vermilion Incentive Plan unless you tell them to withhold your vote.

Page 14 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Meeting Matters

Approval of Amendments to VIP

In conjunction with the approval of unallocated share awards for a further three years, Vermilion reviewed the share reserves under its security based compensation arrangements and is proposing the following amendments to our VIP.

The first amendment is to reduce the rolling reserve under the VIP, being the percentage number of Common Shares reserved for issuance from time to time, from 5% of the total number of Common Shares issued and outstanding from time to time (calculated on an undiluted basis) to 3.8% of the total number of Common Shares issued and outstanding from time to time (calculated on an undiluted basis), and to specify that the proposed 3.8% rolling reserve applies to Common Shares reserved for issuance pursuant to share awards and all other security based compensation arrangements of Vermilion. The proposed 3.8% rolling reserve is subject to separate annual maximums of 300,000 Common Shares that may be issued from treasury under each of the Employee Bonus Plan and the Employee Share Savings Plan.

A further amendment is to increase the non-employee director participation limit in our VIP to reflect updated non-employee director participation limits established by proxy advisory firms since our last approval in 2013. Currently the maximum number of Common Shares from treasury to be delivered to non-employee directors is limited to the lesser of $100,000 per annum and 0.50% of the Common Shares issued and outstanding immediately prior to the vesting date. It is proposed the VIP be amended to provide that the value of share awards that may be settled with Common Shares issued from treasury granted to a non-employee director be limited to the lesser of (i) an annual equity award value of $150,000 and (ii) a reserve of 0.50% of the issued and outstanding Common Shares. This amendment clarifies that the non-employee director participation limits do not apply to limit the aggregate amount of an initial share award grant made to a new non-employee director upon joining the Board. There is no limit on Common Shares acquired through the TSX that may be delivered to non-employee directors upon vesting of share awards.

Our Board has approved the recommended amendments to the VIP. At the Meeting the following ordinary resolution will be placed before Shareholders for consideration and approval:

RESOLVED THAT:

1.	The Vermilion Incentive Plan be amended as described in the Management Proxy Circular of Vermilion dated April 6, 2016.

2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

If the proposed amendment to the VIP to reduce the rolling reserve to 3.8% is not approved by Shareholders at the Meeting, the number of Common Shares reserved for issuance under the VIP will remain at 5% of the total number of Common Shares issued and outstanding from time to time.

We recommend that you vote FOR the amendments to the Vermilion Incentive Plan. The people named in the enclosed proxy will vote FOR the amendments to the Vermilion Incentive Plan unless you tell them to withhold your vote.

Employee Bonus Plan

Approval of an amendment to Vermilion's Employee Bonus Plan

The Employee Bonus Plan (“Bonus Plan”) provides bonuses for certain employees of Vermilion. Non-employee directors are not entitled to participate in the Bonus Plan. The Board assesses the performance of the employees and allocates a bonus in such amount as the Board determines appropriate. Payment of bonuses may be made in cash or in Common Shares or in a combination of cash and Common Shares as determined by the Board. A summary of our Bonus Plan is set forth in Schedule "B" of this Circular and a full copy of the plan is available on SEDAR website at www.sedar.com under Vermilion’s profile as filed on April 6, 2016 under “Other Securityholders Documents”.

At the Meeting, Shareholders will be asked to approve an amendment to the Bonus Plan to replace the fixed reserve with a rolling reserve. Currently 250,000 Common Shares are reserved for issuance under the Bonus Plan. It is proposed that the fixed reserve be replaced with a 3.8% rolling reserve shared with the VIP and the Employee Share Savings Plan, with an annual cap on the number of Common Shares that may be issued under the Bonus Plan. If the amendment to the Bonus Plan is approved: (i) the number of Common Shares reserved for issuance from treasury by the Company pursuant to the Bonus Plan and all other security based compensation arrangements of the Company will be equal to 3.8% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis, subject to a maximum of 300,000 Common Shares that may be issued in any calendar year pursuant to the Bonus Plan; and (ii) Vermilion will be required to seek Shareholder approval of all unallocated entitlements under the Bonus Plan every successive three years.

Our Board has approved the amendment to the Bonus Plan. At the Meeting the following ordinary resolution will be placed before Shareholders for consideration and approval:

RESOLVED THAT:

1.	The Bonus Plan be amended as described in the Management Proxy Circular of Vermilion dated April 6, 2016.

2.	All unallocated entitlements under the Bonus Plan, as amended or supplemented from time to time, are hereby approved and authorized, which approval shall be effective until May 6, 2019.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 15

Meeting Matters

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

If the proposed amendment to replace the fixed reserve with a rolling reserve is not approved by Shareholders at the Meeting, the number of Common Shares reserved for issuance under the Bonus Plan will remain as 250,000 Common Shares.

We recommend that you vote FOR the amendment to the Bonus Plan. The people named in the enclosed proxy will vote FOR the amendment to the Bonus Plan unless you tell them to withhold your vote.

Employee Share Savings Plan

Approval of an amendment to Vermilion's Employee Share Savings Plan

The Employee Share Savings Plan (“Savings Plan”) allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. Non-employee directors are not entitled to participate in the Savings Plan. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion. The Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal, employer and excess contributions (that are made in cash) to acquire Common Shares directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash, which Vermilion has been doing since the Savings Plan was approved at the 2015 Shareholder meeting as a part of its cash management strategy. Vermilion considers the Savings Plan to be an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with Shareholders.

A summary of our Savings Plan is set forth in Schedule "C" of this Circular and a full copy of the plan is available on SEDAR website at www.sedar.com under Vermilion’s profile as filed on April 6, 2016 under “Other Securityholders Documents”.

At the Meeting, Shareholders will be asked to approve an amendment to the Savings Plan to replace the fixed reserve with a shared rolling reserve. Currently 100,000 Common Shares are reserved for issuance under the Savings Plan. It is proposed that the fixed reserve be replaced with a 3.8% rolling reserve shared with the VIP and Bonus Plan, with an annual cap on the number of Common Shares that may be issued under the Savings Plan. If the amendment to the Savings Plan is approved: (i) the number of Common Shares reserved for issuance from treasury by the Corporation pursuant to the Savings Plan and all other security based compensation arrangements of the Corporation will be equal to 3.8% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis, subject to a maximum of 300,000 Common Shares that may be issued in any calendar year pursuant to the Savings Plan; and (ii) Vermilion will be required to seek Shareholder approval of all unallocated entitlements under the Savings Plan every successive three years.

RESOLVED THAT:

1.	The Savings Plan be amended as described in the Management Proxy Circular of Vermilion dated April 6, 2016.

2.	All unallocated entitlements under the Savings Plan, as amended or supplemented from time to time, are hereby approved and authorized, which approval shall be effective until May 6, 2019.

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporateseal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

If the proposed amendment to replace the fixed reserve with a rolling reserve is not approved by Shareholders at the Meeting, the number of Common Shares reserved for issuance under the Savings Plan will remain as 100,000 Common Shares.

We recommend that you vote FOR the amendment to the Savings Plan. The people named in the enclosed proxy will vote FOR the amendment to the Savings Plan unless you tell them to withhold your vote.

Shareholder Rights Plan

Approval of the ratification and re-confirmation of Vermilion's Shareholder Rights Plan

Background

A unitholder rights plan was first implemented in 2003, and was subsequently renewed and approved in 2006 and 2009 by holders of the units of the Trust. In conjunction with the conversion from a trust to a corporation on September 1, 2010 the shareholder rights plan (the "Shareholder Rights Plan") for the Company was

Page 16 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Meeting Matters

approved, and subsequently re-approved in 2013. The following is a brief summary of the Shareholder Rights Plan. A more detailed summary of the Shareholder Rights Plan is set forth in Schedule "D" of this Circular. A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. As described in Schedule "D", the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The Shareholder Rights Plan encourages potential bidders to make takeover bids by means of a Permitted Bid (as defined in Schedule "D") or to approach the Board of Directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding Common Shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Shareholder Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Takeover Bid Regime Amendments

On February 25, 2016 the Canadian Securities Administrators (“CSA”) announced amendments to the Canadian regime governing the conduct of takeover bids.

In summary, the proposed amended takeover regime will require that all non-exempt takeover bids: receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid (excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror (the “Minimum Tender Requirement”)); be extended by the bidder for at least 10 days after the Minimum Tender Requirement has been achieved (and not exceeding 10 days in the case of partial takeover bids) and all other terms and conditions of the bid have been complied with or waived; and remain open for a minimum deposit period of 105 days unless the target board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or the issuer issues a news release that it intends to effect, by agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The CSA has indicated that the purpose of the takeover bid regime amendments is to facilitate the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions and to provide the offeree board with additional time and discretion when responding to a take-over bid.

Provided all necessary approvals are obtained, the CSA expects the take-over bid regime amendments will come into force on May 9, 2016.

Proposed Ratification and re-confirmation

Pursuant to the terms of the Shareholder Rights Plan Agreement (as defined in Schedule "D"), the Shareholder Rights Plan will expire upon the termination of the Meeting unless Shareholders ratify and re-confirm the continued existence of the Shareholder Rights Plan Agreement. The Board of Directors of Vermilion has determined it appropriate and in the best interests of the Company that the Shareholder Rights Plan Agreement be ratified and re-confirmed for another three years. In light of the recently announced amendments to the Canadian takeover bid regime expected to be in force May 9, 2016, we will continue to monitor developments relating to shareholder rights plans to determine whether any further Shareholder action is required in relation to the Shareholder Rights Plan prior to the next scheduled re-confirmation in 2019.

At the Meeting, the following ordinary resolution will be placed before Shareholders for consideration and, if thought fit, approval:

RESOLVED THAT:

1.	The continued existence of the Shareholder Rights Plan Agreement dated as of September 1, 2010, as amended and restated as of May 1, 2013 between Vermilion Energy Inc. and Computershare Trust Company of Canada, as rights agent, is ratified and re-confirmed.

2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or office in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Vermilion believes that the Shareholder Rights Plan Agreement is consistent with the form of rights plans currently prevalent for public corporations in Canada and does not anticipate that any amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments before the Meeting should the need arise.

The Board’s authorization of the ratification and re-confirmation of the continued existence of the Shareholder Rights Plan was not in response to or in anticipation of any pending or threatened takeover bid.

Under the Shareholder Rights Plan Agreement, the resolution requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders (as defined in the Shareholder Rights Plan Agreement). In effect, all Shareholders will be considered Independent Shareholders provided they are

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 17

Meeting Matters

not, at the relevant time, an Acquiring Person (as described in Schedule "D") or making a takeover bid for the Company. The Company is not aware of any Shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Shareholder Rights Agreement. The TSX requires that the resolution be passed by a simple majority of the votes cast at the Meeting by all Shareholders.

We recommend that you vote FOR the ratification and re-confirmation of the Shareholder Rights Plan Agreement. The people named in the enclosed proxy will vote FOR the ratification and re-confirmation of the Shareholders Rights Plan Agreement unless you tell them to withhold your vote.

Advisory Vote on Executive Compensation

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled Executive Compensation in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the Shareholder advisory vote as a part of its report on voting results for the Meeting.

At the Meeting the following ordinary resolution will be placed before Shareholders for consideration and approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Management Proxy Circular of the Company delivered in advance of the 2016 annual meeting of Shareholders.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Page 18 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

Nominees

The directors nominated for election in 2016 bring a wide variety and depth of experience in areas that are important for our success. They are:

Lorenzo Donadeo, Chair of the Board Larry J. Macdonald, Lead Director Claudio A. Ghersinich Loren M. Leiker William F. Madison	Dr. Timothy R. Marchant Anthony Marino Sarah E. Raiss Catherine L. Williams

Independence and Alignment with Shareholders

All directors, except for Messrs. Donadeo, who is our former CEO, and Marino, our current President and CEO, are independent as determined in accordance with applicable Canadian securities law and NYSE requirements. The directors standing for re-election exceed their share ownership requirement, with the exception of the new non-employee board members who have five years from their appointment date to comply with the share ownership policy requirements.

Individual Voting and Majority Voting

You vote for each director individually. Each director must receive over 50% of the votes cast in favour of his election or he will be required to submit a resignation to be considered by the Board.

 Attendance and Sessions without Management

Vermilion directors attended 98% of Board and Committee meetings in 2015. The Board and Committees have in-camera sessions without management at all regularly scheduled meetings.

Director Compensation

Non-executive directors are paid retainers for Board and Committee membership and fees for each meeting attended. Total fees and retainers earned by all non-executive board members in 2015 were an aggregate amount of $527,985.

Limit on Director Compensation

Under the VIP, non-employee director participation is limited. We are proposing to amend the VIP to increase the non-employee director participation limit from $100,000 to $150,000 as described in the Meeting Matters of this Circular (see page 15 for full details on the proposed amendment). The Board has approved the amendment to the VIP, and Shareholder approval of the amendment is being sought at the Meeting.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 19

Director Nominees and Compensation

DIRECTOR BIOGRAPHIES

Lorenzo Donadeo
Age 60	Calgary, Alberta, Canada	Chair of the Board since 2016[1] Director since 1994	Non-Independent
Equity At-risk:		$131,332,150
Public Board Interlocks:		None
2015 Voting Results:		For: 98.77% or 71,286,567 votes Withheld: 1.23 or 884,364 votes

Biography

Mr. Donadeo brings 35 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, Germany, Hungary, the Netherlands, Trinidad and Tobago and the United States.

He was one of the founders of Vermilion in 1994 and currently serves as Chair of the Board (since March 2016). From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer and Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and CEO of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board Committees, however, he is invited to all Committee meetings as a non-voting observer.

Share Ownership
Equity At-risk[2]	Share Ownership	Guideline[3,4]	Multiple of Base Salary		Meets Ownership Requirements
$131,332,150	3,321,501	3 times annual retainer + share based entitlement	245.5 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Chair of the Board[1]			7/7	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
None
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer
Chair Retainer		Mr. Donadeo was appointed Chair of the Board on March 1, 2016.
Meeting Fees
Share Awards		Mr. Donadeo did not receive any compensation as director of Vermilion.
All Other Compensation
Total Compensation

Notes:

1.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer.
2.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
3.	Effective March 1, 2016, guideline changed to three times annual retainer plus share based entitlement as Chair of the Board from five times his base salary in shares as Chief Executive Officer.
4.	Mr. Donadeo must continue to hold at least one times his base salary in shares for at least 12 months after retirement as CEO on March 1, 2016.

Page 20 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

Larry J. Macdonald
Age 68	Okotoks, Alberta, Canada	Lead Director since 2016[1] Chair of the Board 2003 to 2016 Director since 2002	Independent
Equity At-risk:		$1,958,298
Public Board Interlocks:		None
2015 Voting Results:		For: 98.13% or 70,821,777 votes Withheld: 1.87% or 1,349,154 votes

Biography

Mr. Macdonald brings 47 years of oil and gas industry experience in Western Canada, including exploration, production and operations.

Currently, he is the Chairman and Chief Executive Officer (since 2003) of Point Energy Ltd., and Chairman (since 2012) of Northpoint Resources, both of which are private oil and gas exploration companies.

From 2003 to 2006, he was a Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share Ownership
Equity At-risk[2]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$1,958,298	49,527	3 times annual retainer + share based entitlement	7.0 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Lead Director[1]			7/7	100%
Audit[3]		Member			4/4	100%
Governance and Human Resources		Chair			4/4	100%
Health, Safety and Environment		Member			4/4	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
None
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer[4]		92,000	92,000	92,000	276,000
Meeting Fees		28,500	28,500	27,000	84,000
Share Awards[5]		162,200	177,020	177,020	516,240
All Other Compensation		0	0	1,500	1,500
Total Compensation		307,700	322,520	322,520	952,740

Notes:

1.	Effective March 1, 2016, Mr. Macdonald’s position changed to Lead Director from Chair of the Board.
2.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
3.	Mr. Macdonald ceased to be a member of Audit Committee on May 8, 2015 as a part of the Board’s routine re-constitution of Committee membership.
4.	Values include the Board and Committee Chair retainers where applicable.
5.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 21

Director Nominees and Compensation

Claudio A. Ghersinich
Age 59	Calgary, Alberta, Canada	Director since 1994	Independent
Equity At-risk:		$1,495,403
Public Board Interlocks:		One Public Board Interlock[1]
2015 Voting Results:		For: 98.27% or 70,925,946votes
Withheld: 1.73% or 1,244,985 votes

Biography

Mr. Ghersinich brings 35 years of oil and gas industry experience in Alberta, including the identification and acquisition of undervalued oil and gas properties and implementing property exploitation plans.

Currently, he serves as President and director of Carrera Investments Corp., a private investment company (since 2005). He also serves as Chairman of ArPetrol Ltd. (since 2011) and director of Valeura Energy Inc. (since 2010).

In addition, he was one of the three co-founders of Vermilion in 1994 and served as Executive Vice President, Business Development, from 1994 to 2005. He served as a director of the following companies: Pegasus Oil & Gas Inc. (2006 to 2009), Verenex Energy Inc. (2006 to 2009) and Bulldog Resources Inc. (2005 to 2008). Prior to Vermilion, he worked at Olympia Energy Ventures Ltd., Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Ghersinich holds a Bachelor of Science degree in Civil Engineering from the University of Manitoba and is a member in good standing with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Share Ownership
Equity At-risk[2]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$1,495,403	37,820	3 times annual retainer + share based entitlement	9.2 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			6/7	86%
Audit		Member			4/4	100%
Independent Reserves		Chair			2/2	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
ArPetrol Ltd.		TSX Venture	Chair of the Board		2011 - Present
			Audit
			Health, Safety & Environment
			Reserves
Valeura Energy Inc.		TSX	Audit		2010 - Present
			Health, Safety & Environment
			Reserves
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		7,000	7,000	7,000	21,000
Meeting Fees		18,000	19,500	21,000	58,500
Share Awards[3]		130,422	142,333	142,306	415,061
All Other Compensation[4]		8,400	10,500	15,100	34,000
Total Compensation		188,822	204,333	210,406	603,561

Notes:

1.	Mr. Ghersinich and Dr. Marchant have one common board membership. See full details on page 30.
2.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
3.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.
4.	All other compensation for Mr. Ghersinich includes amount equivalent to compensation paid to him as a director of Vermilion’s international subsidiaries. Mr. Ghersinich is an external director of Vermilion’s international subsidiaries with no operating or managerial decision making involvement. His responsibilities are the same as of other external Board member.

Page 22 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

Loren M. Leiker
Age 62	Houston, Texas, USA	Director since 2012	Independent
Equity At-risk:		$337,355
Public Board Interlocks:		None
2015 Voting Results:		For: 99.89% or 72,092,863 votes Withheld: 0.11% or 78,068 votes

Biography

Mr. Leiker brings 39 years of oil and gas industry experience with an extensive background in international exploration, production and operations. As a member of Vermilion’s Board and Independent Reserves Committee, Mr. Leiker provides guidance and oversight to Vermilion’s conventional and unconventional New Ventures initiatives.

Currently, he serves as an executive director of SM Energy Company (since 2012) and director of Navitas Midstream Partners, LLC (since 2014). From 2011 to 2015, Mr. Leiker served as a director of Midstates Petroleum Company, Inc.

He served as Senior Executive Vice President, Exploration of EOG Resources, Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the Company in 1989.

Mr. Leiker holds a Bachelor and Master of Science in Geology from Texas Tech University.

Share Ownership
Equity At-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$337,355	8,532	3 times annual retainer + share based entitlement	2.2 times		December 3, 2017 to meet guideline.
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			7/7	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
SM Energy Company		NYSE	Audit		2012 - Present
			Executive
			Nominating & Governance
Midstates Petroleum Company, Inc.		NYSE	Audit		2011 – 2015
			Compensation
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		0	0	0	0
Meeting Fees		16,500	13,500	12,000	42,000
Share Awards[2]		130,422	142,333	474,389	747,144
All Other Compensation[3]		7,000	13,000	11,500	31,500
Total Compensation		178,922	193,833	522,889	895,644

Notes:

1.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
2.	In accordance with our annual program, Mr. Leiker received a new hire share award grant on April 1, 2013 to vest annually over three years. Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.
3.	All other compensation for Mr. Leiker is an amount equivalent to a Committee Chair retainer for his guidance and oversight role to Vermilion’s conventional and unconventional New Ventures initiatives and amounts equivalent to meeting fees for meetings Mr. Leiker attended with Vermilion’s conventional and unconventional New Ventures initiatives team.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 23

Director Nominees and Compensation

William F. Madison
Age 73	Sugarland, Texas, USA	Director since 2004	Independent
Equity At-risk:		$1,717,222
Public Board Interlocks:		None
2015 Voting Results:		For: 99.63% or 71,905,556 votes Withheld: 0.37% or 265,375 votes

Biography

Mr. Madison brings 51 years of oil and gas industry experience, including a background in international oil and gas exploration, production and operations, and has held executive positions in the United States, Scotland and England.

Currently, he serves as a director of Montana Tech Foundation (since 2011) and as a director of Canadian Oil Recovery and Remediation Enterprises Inc. (since 2007). From 1999 to 2006, Mr. Madison served as a Board member of Montana Tech Foundation Board, serving as a Chairman during 2004 and 2005. He was a Board member of Marathon Oil Company from 1994 to 2000, and from 1965 to 2000, he held a variety of key oversight positions in engineering, technology and operations, including Senior Vice President World Wide Production, Vice President Technology and Services, Vice President International Production, Vice President Supply and Transportation, President Marathon Oil UK (Vice President Marathon). He was also Chairman of the Health, Environment and Safety Committee, the Technology Advisory Committee and Marathon’s Sakhalin joint venture in Russia.

Mr. Madison holds a Bachelor of Science degree in Petroleum Engineering from Montana Tech and he completed the Harvard Program for Management Development in 1980. Mr. Madison has also attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share Ownership
Equity At-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$1,717,222	43,430	3 times annual retainer + share based entitlement	10.6 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			7/7	100%
Audit[2]		Member			4/4	100%
Health, Safety and Environment		Chair			4/4	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
Canadian Oil Recovery and		TSX Venture	Compensation		2007 - Present
Remediation Enterprises Ltd.			Corporate Governance
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		7,000	7,000	7,000	21,000
Meeting Fees		22,500	24,000	22,500	69,000
Share Awards[3]		130,422	142,333	142,306	415,061
All Other Compensation		0	0	3,000	3,000
Total Compensation		184,922	198,333	199,806	583,061

Notes:

1.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
2.	Mr. Madison ceased to be a member of Audit Committee on May 8, 2015 as a part of the Board’s routine re-constitution of Committee membership.
3.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 24 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

Dr. Timothy R. Marchant
Age 65	Calgary, Alberta, Canada	Director since 2010	Independent
Equity At-risk:		$1,155,675
Public Board Interlocks:		One Public Board Interlock[1]
2015 Voting Results:		For: 99.31% or 71,676,042 votes Withheld: 0.69% or 494,889 votes

Biography

Dr. Marchant brings 36 years of oil and gas industry experience from Canada and international locations, with extensive experience in foreign growth strategies and international operations.

Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary. Dr. Marchant also serves as a director of Cub Energy Inc. (since 2013) and Valeura Energy Inc. (since 2015) and was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in a number of international arenas. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Share Ownership
Equity At-risk[2]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$1,155,675	29,228	3 times annual retainer + share based entitlement	7.4 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			7/7	100%
Governance and Human Resources[3]		Member			2/2	100%
Health, Safety and Environment		Member			4/4	100%
Independent Reserves		Member			2/2	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
Valeura Energy Inc.		TSX	Governance and Compensation		2015 - Present
			Reserves
Cub Energy Inc.		TSX Venture	Audit		2013 - Present
			Compensation
			Reserves
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer		25,000	25,000	25,000	75,000
Chair Retainer		0	0	0	0
Meeting Fees		22,500	22,500	21,000	66,000
Share Awards[4]		130,422	142,333	142,306	415,061
All Other Compensation		0	0	0	0
Total Compensation		177,922	189,833	188,306	556,061

Notes:

1.	Dr. Marchant and Mr. Ghersinich have one common board membership. See full details on page 30.
2.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
3.	Dr. Marchant ceased to be a member of GHR Committee on May 8, 2015 as a part of the Board’s routine re-constitution of Committee membership.
4.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 25

Director Nominees and Compensation

Anthony Marino
Age 55	Calgary, Alberta, Canada	Director since 2016	Non-Independent
Equity At-risk:		$4,012,717
Public Board Interlocks:		None
2015 Voting Results:		Appointed to the Board on March 1, 2016.

Biography

Mr. Marino brings 34 years of oil and gas industry experience with an extensive background in operations management, business development, and capital markets. He currently serves as President and Chief Executive Officer of Vermilion (since March 2016). Mr. Marino served as the President and Chief Operating Officer from 2014 to 2016 and Executive Vice President and Chief Operating Officer from 2012 to 2014. Prior to joining Vermilion, Mr. Marino held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex’s Chief Operating Officer. Previously, Mr. Marino held the role of the President and Chief Executive Officer of Dominion Exploration Canada Ltd., a division of Dominion Resources Inc. Earlier in his career, Mr. Marino held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company.

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield (Outstanding Graduate). He is a registered professional engineer and holds the Chartered Financial Analyst designation.

Share Ownership
Equity At-risk[1]	Share Ownership	Guideline	Multiple of Base Salary		Meets Ownership Requirements
$4,012,717	101,485	5 times base salary[2]	9.4 times		Yes
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			Appointed to the Board on March 1, 2016.
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
None
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer
Chair Retainer
Meeting Fees		Mr. Marino does not receive any compensation as a director of Vermilion.
Share Awards[3]
All Other Compensation
Total Compensation

Notes:

1.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
2.	Effective March 1, 2016, guideline changed to five times his base salary as President and Chief Executive Officer from three times his base salary in shares as President and Chief Operating Officer.
3.	Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 26 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

Sarah E. Raiss
Age 58	Calgary, Alberta, Canada	Director since 2014	Independent
Equity At-risk:		$290,145
Public Board Interlocks:		None
2015 Voting Results:		For: 99.33% or 71,686,667 votes Withheld: 0.67% or 484,264 votes

Biography

Ms. Raiss brings 32 years of combined experience in the oil and gas industry and telecommunication services, with an extensive background in human resources and compensation matters, corporate governance, culture change, merger integration and performance improvement advice to Fortune 500 companies.

Ms. Raiss currently serves as a director of Commercial Metals Company Limited (since 2011) and Loblaw Companies Limited (since 2014). From 2012 to 2016, she was as a director of Canadian Oil Sands, Chair of Alberta Electric Systems Operator (2012 – 2015), and a director of Shoppers Drug Mart Corporation (2009 – 2014).

From 2000 to 2011, Ms. Raiss was Executive Vice President for TransCanada Corporation where she was responsible for a broad portfolio including human resources, information systems, aviation, building, office services, real estate, organizational excellence and communication. Prior to TransCanada, Ms. Raiss had a consulting firm specializing in strategy, culture change and merger integration. Ms. Raiss has held various senior positions in the telecommunications industry including Ameritech (now AT&T).

Ms. Raiss has a Bachelor of Science degree in Applied Mathematics (with distinction) and a Master of Business Administration, both from the University of Michigan. She has completed several courses including “Creating Value through Finance” at Wharton School of the University of Pennsylvania, Harvard University’s “Making Corporate Boards More Effective” and the Institute of Corporate Directors’ (ICD) Directors’ Education Program. From 2003 to 2006, Ms. Raiss was named to Canada’s Most Powerful Women Top 100, and in 2007 was inducted into the Top 100 Hall of Fame.

Share Ownership
Equity At-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$290,145	7,338	3 times annual retainer + share based entitlement	1.9 times		March 3, 2019 to meet guideline.
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			7/7	100%
Health, Safety and Environment		Member			2/2	100%
Governance and Human Resources		Member			4/4	100%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
Loblaw Companies Limited		TSX	Governance		2014 – Present
Commercial Metals Company		NYSE	Compensation, Chair		2011 – Present
			Nominations and Governance
Canadian Oil Sands		TSX	Audit		2012 – 2016
			Corporate Governance, Nominations and Compensation, Chair
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer[2]		25,000	20,833		45,833
Chair Retainer		0	0	Appointed to the	0
Meeting Fees		19,500	12,000	Board on	31,500
Share Awards[3]		130,422	438,924	March 3, 2014.	569,346
All Other Compensation		0	0		0
Total Compensation		174,922	471,757		646,679

Notes:

1.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
2.	Ms. Raiss was appointed to the Board on March 3, 2014 and received a prorated Board retainer in that year.
3.	In accordance with our annual program, Ms. Raiss received a new hire share award grant on May 13, 2014 to vest annually over three years. Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 27

Director Nominees and Compensation

Catherine L. Williams
Age 65	Calgary, Alberta, Canada	Director since 2015	Independent
Equity At-risk:		$69,195
Public Board Interlocks:		None
2015 Voting Results:		For: 99.88% or 72,082,699votes Withheld: 0.12% or 88,232votes

Biography

Ms. Williams brings 32 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management.

Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007) and serves as a Board member of Enbridge Inc. (since 2007) and Chairs their Human Resources and Compensation Committee. She also serves as a director of Enbridge Pipelines Inc. (since 2008) and Enbridge Income Partners GP Inc., and a trustee of Enbridge Commercial Trust (since 2015).

She was a Board member of Alberta Investment Management Corporation from 2009 to 2014 and Tim Hortons Inc. from 2009 to 2012.

From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 to 2003).

Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Master of Business Administration from the Queen’s University.

Share Ownership
Equity At-risk[1]	Share Ownership	Guideline	Multiple of annual retainer + share based entitlement		Meets Ownership Requirements
$69,195	1,750	3 times annual retainer + share based entitlement	0.5 times		February 27, 2020 to meet guideline.
Vermilion Board / Committee membership
Area		Position Held			Meeting Attendance
Board		Member			5/5	100%
Audit[2]		Chair			2/2	100%
Governance and Human Resources		Member			1/2	50%
Other public company Boards in 2015
Company		Stock Exchange	Board Committees		Timeframe
Enbridge Pipelines Inc.		None	Audit, Finance & Risk		2008 – Present
			Safety & Reliability
Enbridge Inc.		TSX	Audit, Finance & Risk		2007 - Present
			Human Resources and Compensation, Chair
			Safety & Reliability
Compensation Summary
Compensation Component		2015 ($)	2014 ($)	2013 ($)	Three-year Total ($)
Board Retainer[3]		20,833			20,833
Chair Retainer		0			0
Meeting Fees		12,000	Appointed to the Board		12,000
Share Awards[4]		405,444	on February 27, 2015		405,444
All Other Compensation		0			0
Total Compensation		438,277			438,277

Notes:

1.	Equity at-risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2016 of $39.54.
2.	Effective May 1, 2016, Ms. Williams will transition to the Chair position from a member of the Audit Committee to replace Mr. Killi who is retiring from our Board on April 30, 2016.
3.	Ms. Williams was appointed to the Board on February 27, 2015 and received a prorated Board retainer in that year.
4.	In accordance with our annual program, Ms. Williams received a new hire share award grant on April 1, 2015 to vest annually over three years with first vesting of 2,662 share awards in April 2016. Value of VIP share awards on date of grant is calculated as: fair value = share awards granted multiplied by share price.

Page 28 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

OTHER PUBLIC COMPANY DIRECTORSHIPS / COMMITTEE APPOINTMENTS

Director	Other Public Company Directorships	Exchange	Committee Appointments
Donadeo	None
Macdonald	None
Ghersinich	ArPetrol Ltd.	TSX Venture	Chair of the Board Audit Health, Safety & Environment Reserves
	Valeura Energy Inc.	TSX	Audit Health, Safety & Environment Reserves
Leiker	SM Energy Company	NYSE	Audit Executive Nominating & Governance
Madison	Canadian Oil Recovery and Remediation Enterprises Ltd.	TSX Venture	Compensation Corporate Governance
Marchant	Valeura Energy Inc.	TSX	Governance and Compensation Reserves
	Cub Energy Inc.	TSX Venture	Audit Compensation Reserves
Marino	None
Raiss	Loblaw Companies Limited	TSX	Governance
	Commercial Metals Company	NYSE	Compensation, Chair Nominations and Governance
Williams	Enbridge Pipelines Inc.	None	Audit, Finance & Risk Safety & Reliability
	Enbridge Inc.	TSX	Audit, Finance & Risk Human Resources and Compensation, Chair Safety & Reliability

DIRECTOR TENURE

Vermilion does not have a term limit for directors. Directors’ experience is a valuable asset to Shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time. We also value new perspectives. We review our Board composition annually to ensure our board has the right skillset to ensure Vermilion’s long-term success. In the last two years, we appointed four new directors to the Board that bring valuable skills and experience to Vermilion which demonstrates effectiveness of our board renewal approach.

Our tenure profile balances experience, diversity and the need for Board renewal. Forty four percent (44%) of director nominees have a tenure less than five years.

Length of Tenure of Board of Directors

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 29

Director Nominees and Compensation

DIRECTORS SERVING TOGETHER

The Board’s approach to Board interlocks is aligned to Canadian Coalition of Good Governance principles limiting the number of the same public companies two Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards. Common membership on public companies among our current directors are set out in this table. The Board has determined that this Board interlock does not impair the ability of these directors to exercise independent judgment as members of our Board.

Company	Director	Committee Membership
Valeura Energy Inc.	Claudio Ghersinich	Audit HSE Reserves
	Dr. Timothy Marchant	Governance and Compensation Reserves

AREAS OF EXPERTISE

Vermilion maintains a skills matrix to evaluate the skill set of the Board. Each director indicates his/her level of expertise in each area annually on a scale from limited to expert application. The results are then evaluated for individuals and for the Board as a whole. The matrix helps us identify gaps and is used when we search for new directors. In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team Board performance. The Governance and Human Resources Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and expertise to ensure that each of these areas is well-addressed and the Board is performing well. The Board has completed a discussion on the results with the objective of continuously improving Board effectiveness.

The majority of directors are skilled or at expert/mastery levels.

CEO / Senior Officer – Experience as a CEO or senior officer for an organization of a size similar to or greater than Vermilion.
Managing / Leading Growth – Experience as a CEO or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.
Oil and Gas Operations – Experience as a CEO or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.
Global – Experience as a CEO or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.
Health, Safety and Environment – General experience with, or executive responsibility for knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors), that provides a good understanding of the requirements of good corporate governance.
Financial Literacy – Ability to critically read and analyze financial statements.
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.
Human Resources & Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.
Social Responsibility and Stakeholder Relations – General experience with all aspects of social responsibility, and managing of Stakeholder relations.
Government Relations / Regulatory – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.

Page 30 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

As part of our most recent recruiting process for additional Board members, the directors’ skills matrix was reviewed by the Board to ensure an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operation of the Company. The review process resulted in changes to the 2015 skills matrix such as the addition of Risk Management and Reserve Evaluation skills (reflected in the skills matrix described on page 30).

BOARD DIVERSITY POLICY

Vermilion is committed to diversity on its Board and in executive officer positions. Vermilion has adopted a Board Diversity Policy to embrace a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience. The GHR Committee is responsible for annually reviewing the Diversity Policy and assessing its effectiveness in promoting a diverse Board.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available.

One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executive officers.

Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executive officers.

Gender Diversity on the Board and in Executive Officer Positons

As at March 15, 2016, two of nine (22%) of the Board nominees for election and one of five (20%) of the executive officers are women.

INDEPENDENCE AND BOARD COMMITTEES

The Board of Directors is responsible for determining whether or not each director is independent. In connection with our listing on the NYSE in 2013, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors will be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and Committee members meet these requirements.

In 2014, the Independence Standards were amended to include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of compensation Committee members. The Board of Directors consider independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the Governance and Human Resources Committee.

Vermilion has never had an Executive Committee – a small Committee of directors that can make decisions without the rest of the Board.

	Year Appointed	Committees
		AC	GHR	HSE	IR
Independent Directors
Macdonald (Lead Director)	2002		Chair	✓	✓
Ghersinich[1]	1994	✓			Chair
Leiker	2012				✓
Madison	2004			Chair	✓
Marchant	2010			✓	✓
Raiss	2014		✓	✓
Williams[2]	2015	Chair	✓
Non-Independent Director
Donadeo (Chair of the Board)[3]	1994
Management Director
Marino[4]	2016

Notes:

1.	Mr. Ghersinich became an independent director on June 1, 2008, three years after resigning as Vermilion’s Executive Vice President, Business Development.
2.	Effective May 1, 2016, Ms. Williams will replace Mr. Killi as the Chair of the Audit Committee who is retiring as a Board member effective April 30, 2016.
3.	Mr. Donadeo became Chair of the Board on March 1, 2016, after retiring as Vermilion’s Chief Executive Officer. Committees’ appointments have not been established as at March 15, 2016.
4.	Mr. Marino became a Board member on March 1, 2016.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 31

Director Nominees and Compensation

MEETING ATTENDANCE

In 2015, the average Board and Committee attendance rate was 98%. Directors are invited to attend Committee meetings on voluntary basis.

Director	Board[1]	Committees				Totals
		AC	GHR	HSE	IR
Donadeo[2]	7/7 (100%)					7/7 (100%)
Macdonald	7/7 (100%)		4/4 (100%)	4/4 (100%)	2/2 (100%)	17/17 (100%)
Davidson[3]	2/2 (100%)	1/1 (100%)	1/1 (100%)			4/4 (100%)
Ghersinich	6/7 (86%)	4/4 (100%)			2/2 (100%)	12/13 (92%)
Killi	7/7 (100%)	4/4 (100%)	4/4 (100%)			15/15 (100%)
Leiker[4]	7/7 (100%)				2/2 (100%)	9/9 (100%)
Madison	7/7 (100%)	2/2 (100%)		4/4 (100%)	2/2 (100%)	15/15 (100%)
Marchant	7/7 (100%)		2/2 (100%)	4/4 (100%)	2/2 (100%)	15/15 (100%)
Marino
Raiss	7/7 (100%)		4/4 (100%)	2/2 (100%)		13/13 (100%)
Reinhart	5/5 (100%)	2/2 (100%)	2/2 (100%)			9/9 (100%)
Williams	5/5 (100%)	2/2 (100%)	1/2 (50%)			8/9 (89%)
Aggregate	99%	100%	93%	100%	100%	98%

Notes:

1.	Includes regular Board, strategy and annual Shareholder meetings.
2.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer. As at March 1, 2016, Committees’ appointments have not been established.
3.	Mr. Davidson did not stand for re-election to Vermilion’s Board of Directors in 2015.
4.	In addition to attending Board and IR meetings, Mr. Leiker attended New Ventures Working Team meetings with Vermilion’s conventional and unconventional New Ventures initiatives team.

SESSIONS WITHOUT MANAGEMENT

In-camera sessions without management present are held at every regularly scheduled Board and Committee meeting. The Lead Director presides over these sessions without management or any non-independent Chairman present and informs management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2015 had in-camera sessions without management present.

EXPECTATIONS OF BOARD MEMBERS

In addition to independence standards, each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

ñ	attend each meeting and prepare for these meetings by reading the reports and background materials provided;
ñ	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
ñ	assist in external communications at the request of management of Vermilion;
ñ	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other oil and gas company if that company operates within the Corporation’s core areas including conventional and un-conventional production (but excluding oil sands);

ñ	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;
ñ	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
ñ	participate on Committees and become knowledgeable about each Committee’s purpose.

DIRECTOR COMPENSATION

Vermilion provides its directors with a compensation package that includes annual retainers, meeting fees and share awards. Non-employee directors participate in the VIP on an adequately limited basis, however they do not participate in the Bonus Plan or the Savings Plan.

Each year the Governance and Human Resources Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used for executives; a full listing of our compensation peer group can be found on page 59.

Recommendations are then made to the Board for any adjustments believed to be appropriate. Changes to retainers (if any) are approved at the Board of Directors meeting in the first quarter of each year; retainers are targeted at the median of the market.

Page 32 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

The total compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. Vermilion’s director pay is competitive in the marketplace to ensure we can attract and retain qualified talent to serve on the Board.

Mr. Marino does not receive any compensation as a director and he is not included in the following tables. All of his compensation information is set out in the Executive Compensation section on page 71.

Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees ($)	Total Fees ($)	Share Awards[2] ($)	All Other Compensation[3] ($)	Total Compensation ($)
Donadeo[4]	0	0	0	0	0	0	0
Macdonald	25,000	92,000	28,500	145,500	162,200	0	307,700
Davidson[5]	8,819	0	6,000	14,819	0	0	14,819
Ghersinich	25,000	7,000	18,000	50,000	130,422	8,400	188,822
Killi	25,000	15,000	22,500	62,500	130,422	0	192,922
Leiker	25,000	0	16,500	41,500	130,422	7,000	178,922
Madison	25,000	7,000	22,500	54,500	130,422	0	184,922
Marchant	25,000	0	22,500	47,500	130,422	0	177,922
Raiss	25,000	0	19,500	44,500	130,422	0	174,922
Reinhart[6]	20,833	0	13,500	34,333	405,444	0	439,777
Williams[6]	20,833	0	12,000	32,833	405,444	0	438,277
Total	225,485	121,000	181,500	527,985	1,755,620	15,400	2,299,005

Notes:

1.	Values include the Board and Committee Chair retainers where applicable.
2.	Value of VIP share awards granted on April 1, 2015 multiplied by the grant price of $54.32 (fair value).
3.	All other compensation for Mr. Ghersinich includes fees paid to him as a director of Vermilion’s international subsidiaries. Mr. Ghersinich is an external director of Vermilion’s international subsidiaries with no operating or managerial decision making involvement. His responsibilities are the same as of any other external board member. Mr. Leiker’s all other compensation is an amount equivalent to a Committee Chair retainer and meeting fees for his guidance and oversight role to Vermilion’s conventional and unconventional New Ventures Working Team initiatives.
4.	Mr. Donadeo was appointed Chair of the Board on March 1, 2016 and did not receive any compensation as a director in 2015.
5.	Mr. Davidson did not stand for re-election to Vermilion’s Board of Directors in 2015.
6.	In accordance with our annual program, Mr. Reinhart and Ms. Williams received a new hire share award grant on April 1, 2015 which vests over three years.

Retainers and Fees

The same fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings. No changes to retainers or meeting fees for our Board members have been made since 2007. The April 2015 grant of share awards was reduced by 8% to reflect a corporate-wide review of award levels. The Board exercised its discretion and reduced the 2016 share award grant by 7% compared to 2015 to demonstrate its continued commitment to reducing their total compensation in line with corporate-wide compensation reductions. In 2016, the Governance and Human Resources Committee recommended an annual retainer of $30,000 for the new Lead Director position effective March 1, 2016, which was approved by the Board at a meeting held on February 25, 2016. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board.

Type of Retainer or Fee	2016 ($)	2015 ($)	2014 ($)
Board Chair Retainer	85,000	85,000	85,000
Lead Director Retainer	30,000	N/A	N/A
Board Member Retainer	25,000	25,000	25,000
Audit Committee Chair Retainer	15,000	15,000	15,000
Other Committee Chair Retainer	7,000	7,000	7,000
Board and Committee Meeting Fees	1,500	1,500	1,500

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 33

Director Nominees and Compensation

EQUITY OWNERSHIP

Director Ownership Policy

To align director interests with those of Shareholders, each director is required to hold shares equal to three times his/her annual retainer plus the value of the annual share-based compensation until such time that they are no longer directors of the Board. Directors have five years from the date of appointment or election to accumulate the required shares. This policy is effective as of March 1, 2012 prior to which each director was required to hold shares equal to three times annual retainer. Existing directors have five years from the date of this policy change to accumulate the additional share-based portion of ownership.

All directors exceed their share ownership requirement, with the exception of new non-employee board members who have five years from their appointment date to comply with the share ownership policy requirements.

In 2014, Vermilion adopted an anti-hedging policy that prohibited all directors and officers of the Corporation from purchasing or writing financial instruments, such as puts and call options, prepaid variable forward contracts, equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer, subject to certain exceptions for the sale of securities underlying convertible securities where the convertible security was exercised and the underlying security or convertible security, if not exercised, was transferred to the purchaser within 10 days after such sale. Under the policy a director or officer was not prevented from pledging his or her securities of Vermilion as security for a loan. In light of Vermilion’s long-standing corporate policy that directors and officers not hedge equity securities received as compensation, and the ongoing changing nature of financial instruments, in March 2016 the Board approved an amendment to the anti-hedging policy in the code of business conduct and ethics to simplify the policy to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to the director or officer as compensation or held directly or indirectly by the director or officer. Consistent with the existing policy, the revised anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.

2015 Aggregate Share Awards

Position	2015 Grant Date	Share Awards (#)	Base Price[1] ($)	Value ($)
Chair of the Board	April 1	2,986	54.32	162,200
Non-employee Directors	April 1	29,334	54.32	1,593,423

Note:

1.	The five-day weighted average trading price of shares on the TSX for the five days before April 1, 2015.

More information on individual share awards can be found in the “Share Awards and Value Table” on page 35.

Share Awards and Value

Vermilion’s compensation philosophy is to pay for performance. When Vermilion’s corporate performance is at top quartile levels when measured against comparative peer companies, directors will achieve overall compensation (retainers, meeting fees and share awards) at top quartile levels.

All share awards granted to directors are made under the VIP and are subject to the performance factors described on page 57. The award date value of share awards in the table on page 35 assume a performance factor of one times the amount granted, as the performance factor has not been established for future years. The value of shares on the last trading day of 2015 (December 31, 2015) was calculated using the closing price of the shares on the TSX on that date of $37.61.

Page 34 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Director Nominees and Compensation

Share Awards and Value Table

The table below lists share awards made to non-employee directors that remain outstanding as at December 31, 2015:

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value[1] ($)	Dec. 31/15 Value[2,3] ($)
Macdonald	April 1, 2015	April 1, 2018	54.32	2,986	162,200	149,364
	April 1, 2014	April 1, 2017	68.96	2,567	177,020	161,230
	March 30, 2013	April 1, 2016	52.28	3,386	177,020	254,695
	Total			8,939	516,240	565,289
Ghersinich	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	129,637
	March 30, 2013	April 1, 2016	52.28	2,722	142,306	204,749
	Total			7,187	415,061	454,487
Killi	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	129,637
	March 30, 2013	April 1, 2016	52.28	2,722	142,306	204,749
	Total			7,187	415,061	454,487
Leiker	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	129,637
	April 1, 2013	April 1, 2016	52.28	2,722	142,306	204,749
	Total			7,187	415,061	454,487
Madison	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	129,637
	March 30, 2013	April 1, 2016	52.28	2,722	142,306	204,749
	Total			7,187	415,061	454,487
Marchant	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
	April 1, 2014	April 1, 2017	68.96	2,064	142,333	129,637
	March 30, 2013	April 1, 2016	52.28	2,722	142,306	204,749
	Total			7,187	415,061	454,487
Raiss[4]	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
	May 13, 2014	April 1, 2017	71.15	2,001	142,371	125,680
		April 1, 2016	71.15	2,001	142,371	150,515
	Total			6,403	415,164	396,296
Reinhart[4,5]	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
		April 1, 2017	54.32	2,401	130,422	135,452
		April 1, 2016	54.32	2,662	144,600	200,236
	Total			7,464	405,444	455,789
Williams[4,5]	April 1, 2015	April 1, 2018	54.32	2,401	130,422	120,101
		April 1, 2017	54.32	2,401	130,422	135,452
		April 1, 2016	54.32	2,662	144,600	200,236
	Total			7,464	405,444	455,789

Notes:

1.	Value of share awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of one times.
2.	The value as at December 31, 2015 was based on the day’s closing price of shares on the TSX of $37.61 and it does not include the value of reinvested dividends.
3.	In determining the value as at December 31, 2015, an average performance multiple was applied as follows:
a.	Shares awards vesting in 2018: 2 for 2015; 1 for 2016, 1 for 2017 for an average of 1.33.
b.	Shares awards vesting in 2017: 2 for 2014, 2 for 2015, 1 for 2016 for an average of 1.67.
c.	Shares awards vesting in 2016: 2 for 2013, 2 for 2014, 2 for 2015 for an average of 2.
4.	The value as at December 31, 2015 for Mses. Raiss and Williams and Mr. Reinhart is determined based on performance factor for the year(s) before the vesting from their appointment dates.
5.	Mr. Reinhart and Ms. Williams joined the Board on February 27, 2015. Mr. Reinhart and Ms. Williams received a new hire share award grant on April 1, 2015 upon joining the Board which vest over three years.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 35

Director Nominees and Compensation

Share Awards Vested During 2015

Director	Award Date	Vesting Date	Award Price ($)	Number Vested[1] (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Macdonald	March 30, 2012	April 1, 2015	47.47	8,546	177,016	464,219
Davidson	March 30, 2012	April 1, 2015	47.47	6,871	142,315	373,233
Ghersinich	March 30, 2012	April 1, 2015	47.47	6,871	142,315	373,233
Killi	March 30, 2012	April 1, 2015	47.47	6,871	142,315	373,233
Leiker	April 1, 2013	April 1, 2015	52.28	5,922	142,306	321,683
Madison	March 30, 2012	April 1, 2015	47.47	6,871	142,315	373,233
Marchant	March 30, 2012	April 1, 2015	47.47	6,871	142,315	373,233
Raiss	May 13, 2014	April 1, 2015	71.15	4,507	154,182	244,820
Reinhart[4]	—	—	—	—	—	—
Williams[4]	—	—	—	—	—	—

Notes:

1.	Number vested is calculated by multiplying the number of share awards vested (including reinvested dividends) by the performance multiple.
2.	Value of share awards on the award date which does not include the value of reinvested dividends.
3.	Vesting date value is calculated by multiplying the number vested by the vesting price of $54.32 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2015).
4.	Mr. Reinhart and Ms. Williams were appointed to the Board on February 27, 2015; no share awards vested in 2015.

Equity Compensation Limitation for Directors

At the Meeting, Shareholders will be asked to approve an amendment to the VIP to increase the participation limits for non-employee directors as it relates to funding of Common Shares issued from treasury from $100,000 to $150,000.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the non-employee directors since March 15, 2015. It does not include unvested share awards under the VIP. The multiple of retainer plus the value of the annual share-based compensation below reflects the change to policy introduced March 1, 2012.

Director	Shares March 15, 2016 (#)	Shares March 15, 2015 (#)	Net Changes (#)	Value[1] ($)	Total Equity At-risk (March 15, 2016)
					Multiple of Retainer Plus Annual Share Based Entitlement	Meets Ownership Requirement
Macdonald	49,527	44,534	4,993	1,958,298	7.0 times	Yes
Ghersinich	37,820	55,881	(18,061)	1,495,403	9.2 times	Yes
Leiker[2]	8,532	4,698	3,834	337,355	2.2 times	Has until December 3, 2017
Madison	43,430	39,325	4,105	1,717,222	10.6 times	Yes
Marchant	29,228	23,293	5,935	1,155,675	7.4 times	Yes
Raiss[2]	7,338	4,600	2,738	290,145	1.9 times	Has until March 3, 2019
Williams[2]	1,750	750	1,000	69,195	0.5 times	Has until February 27, 2020

Notes:

1.	Calculated based on the total number of shares on March 15, 2016 multiplied by $39.54 (the TSX closing price on March 15, 2016).
2.	Mr. Leiker and Mses. Raiss and Williams have five years from their appointment date to comply with the share ownership requirements.

Page 36 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Board and Committees

Board

Outside of special meetings, Board members meet four times per year. Expectations around attendance and conflict of interest are addressed in the Board terms of reference and guidelines, and our Code of Business Conduct and Ethics a copy of which is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov, and in the Governance section on our website at www.vermilionenergy.com.

Independence

All of the members of our Committees are independent in accordance with our Independence Standards.

Audit

Audit and audit-related fees were 97% of the total fees Vermilion paid to the independent auditors in 2015.

The Audit Committee recommends the reappointment of Deloitte LLP as auditors.

The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Governance and Human Resources

The Governance and Human Resources Committee annually reviews governance practices and policies.

To determine executive compensation, the Governance and Human Resources Committee uses market data available from peers’ public disclosure as well as survey information from Equilar and Mercer (Canada) Limited, a human resources consulting firm.

Health, Safety and Environment

The Health, Safety and Environment Committee received regular reports on the audits of our health, safety and environment systems completed throughout the year.

Independent Reserves

The Independent Reserves Committee reviewed and recommended our 2015 reserves and related oil and gas disclosures to the Board.

A copy of terms of reference for our Board and all committees is available in the Governance section on our website at www.vermilionenergy.com.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 37

Board and Committees

BOARD OF DIRECTORS

From left to right – Lorenzo Donadeo, Chair of the Board; Larry Macdonald, Lead Director; Claudio Ghersinich; Joseph Killi; Loren Leiker and William Madison.

From left to right – Dr. Timothy Marchant; Anthony Marino; Sarah Raiss; Kevin Reinhart; Catherine Williams and Robert Engbloom, Corporate Secretary.

As assessed in accordance with our Independence Standards, as at March 15, 2016, nine of the eleven Board members (82%) are independent, with Mr. Donadeo, our former CEO, and Mr. Marino, our President and CEO, as the only non-independent directors.

The Board’s primary responsibility is to foster the long-term success of Vermilion, consistent with the Board’s responsibility to the Shareholders to maximize Shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage risk identified.

In 2015, the Board:

✓	Ensured there is a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.
✓	Reviewed and evaluated our business and risk management reports.
✓	Reviewed throughout the year all six components of the Company’s strategic plan. The Board approved the addition of integrated sustainability as a matter of importance, while including entrepreneurial approach into extraordinary people as a key element of our strong culture for the 2016 year.
✓	Following the recommendation of the Governance and Human Resources Committee, approved adoption of two scorecards for the 2016 performance year. One scorecard for short-term and one for long-term incentive compensation determination.
✓	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.
✓	Approved the Company’s continuous disclosure to Shareholders and the investing public, including the annual and quarterly financial statements and management’s discussion and analysis, the Annual Report, the Management Proxy Circular and the Annual Information Form.
✓	Reviewed and approved our 2015 compensation and incentive programs for all employees.
✓	Reviewed and approved our 2015 executive compensation.
✓	Following the recommendation of the Governance and Human Resources Committee, approved the tenure extension for Mr.

Madison, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Following the recommendation of the Governance and Human Resources Committee, approved adoption of the Board Diversity Policy and ‘Say on Pay’ advisory vote for 2016.
✓	Assessed directors’ independence against our Independence Standards.
✓	Reviewed its size and composition and approved a recruiting process for additional Board members in 2015 to provide an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company, and approved the appointment of our Chair of the Board and Lead Director effective March 1, 2016 while keeping good governance at the forefront.

International Directorships

Vermilion practices good governance standards with its international subsidiaries and has appointed independent directors to the Boards of our various subsidiaries. Our independence standards are based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.

International Board members are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

Page 38 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Board and Committee

External Recognition

We are honoured that our governance, economic, environmental and social performance has been recognized through the following organizations:

In 2015, recognized for excellence in governance practices in the Globe and Mail’s annual Board Games survey. Vermilion governance practices resulted in a rank of 2nd among energy companies and 20th of 234 corporations overall.
In 2015, recognized by Canadian Coalition for Good Governance for best practices for proxy disclosure in the area of corporate governance relating to directors’ independence and benefits and perquisites.
In 2015, we were recognized by the Great Place to Work Institute® as a Best Workplace in Canada (10th out of 300) and France (9th out of 101) for a sixth consecutive year, and in the Netherlands (8th out of 79) for a second consecutive year. Vermilion is the only energy company to be included on the Canadian and Dutch lists, and the highest scoring energy company on the French list.
Vermilion’s sustainability performance has earned consistently higher rankings. In 2016, Vermilion was ranked 9th, up from 15th in 2015 and 32nd in the Future 40’s 2014 inaugural listing.
Vermilion was named to the 2015 Canada Climate Disclosure Leadership Index in recognition of climate-related disclosure within the top 10% of surveyed companies. Vermilion’s 2015 CDP disclosure score is the highest amongst all Canadian energy companies.
In 2015, Vermilion placed 5th in the category of Best First Time Report for our inaugural Sustainability Report, in the corporateregister.com reporting awards program.

Shareholders have accredited Vermilion, Vermilion’s Board, CEO, CFO and senior management with TopGun status, ranking Vermilion’s strategy, leadership and governance with the highest levels of the confidence index. For 2015/2016, we are one out of seven companies in Canada honoured with all four TopGun designations:

ñ    “TopGun Company” recognizing the highest level of confidence in our Company by major institutional investors.

ñ    “TopGun Board” recognizing the highest levels of confidence in a Board.

ñ    “TopGun CEO” recognizing exceptional work ethic, smart decision making process, facing challenges head-on and most importantly, determination to deliver to Shareholders.

ñ    “TopGun CFO” recognizing the ability to capture the attention and respect of investors for perceived exceptional financial management, Shareholder reporting and communication.

Submitted on behalf of the Board of Directors:

Lorenzo Donadeo, Chair of the Board

Larry J. Macdonald, Lead Director

Claudio A. Ghersinich

Joseph F. Killi

Loren M. Leiker

William F. Madison

Dr. Timothy R. Marchant

Anthony Marino

Sarah E. Raiss

Kevin J. Reinhart

Catherine L. Williams

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 39

Board and Committees

AUDIT COMMITTEE

Left to right – Killi, Committee Chair; Ghersinich; Reinhart and Williams.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information to be provided to Shareholders and others, internal control systems established by management and the Board and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. The majority of Audit Committee members are financial experts. Effective May 1, 2016, Ms. Williams will replace Mr. Killi as the Chair of the Audit Committee who is retiring from our Board on April 30, 2016.

In 2015, the Audit Committee:

✓	Recommended, following review of the 2015 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.
✓	Met separately with management and the external auditors to discuss the unaudited quarterly and the December 31 audited consolidated financial statements before recommending that the Board adopt the statements and include them in the annual report.

✓	Discussed independence and other matters required under Canadian and U.S. regulations with the external auditors.
✓	Recommended, following review, to the Board for approval the quarterly and year end consolidated financial statements and associated management discussion and analysis, financial press releases and Annual Information Form.
✓	Reviewed and discussed with management and external auditors the reports from Canadian Public Accountability Board (CPAB), including their recommendations to Audit Committees.
✓	Reported to the Board on risk assessment and risk management effectiveness.
✓	Reviewed on an on-going basis regulatory developments relating to auditor independence. Deloitte LLP has been the Company’s auditor since 2002. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
✓	Approved or pre-approved all services provided by the external auditors.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Audit Fees

Type of Fee	Billed in 2014 ($)	Billed in 2015 ($)	Billed in 2015 (%)
Audit Fees[1]	1,582,647	1,560,759	92
Audit Related Fees[2]	162,000	80,698	5
Tax Fees[3]	69,300	55,020	3
Total Annual Fees	1,813,947	1,696,477	100

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2015 and 2014.
2.	Audit-related fees consist of fees for the review of the quarterly financial statements, services provided in connection with statutory and regulatory filings or engagements and fees for review services. Fees also may include services related to review of accounting research and accounting publications.
3.	Tax fees consist of fees for tax compliance services.

Submitted on behalf of the Audit Committee:

Joseph F. Killi, Chair

Claudio A. Ghersinich

Kevin J. Reinhart

Catherine L. Williams

Page 40 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Board and Committee

GOVERNANCE AND HUMAN RESOURCES COMMITTEE

Left to right – Macdonald, Committee Chair; Killi; Raiss; Reinhart and Williams.

The Governance and Human Resources Committee assists the Board to review and develop governance practices and processes including; recommending processes that enhance Board effectiveness, leading recruitment and ongoing development of directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and CEO and senior management.

All members of the Governance and Human Resources Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with new NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards were amended in 2014 to include additional criteria for determining independence of our Compensation Committee members. As a foreign private issuer, we are not required to comply with the new requirements for Compensation Committee membership, however we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the Governance and Human Resources Committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the CEO of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current CEOs who may sit on the Governance and Human Resources Committee. However, whether a director was a CEO, particularly of a company in our peer group, would be considered in deciding whether to recommend him for appointment to the Governance and Human Resources Committee.

The members of the Governance and Human Resources Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the Governance and Human Resources Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our Stakeholders.

In 2015, the Governance and Human Resources Committee:

✓	Reviewed the terms of reference for the Governance and Human Resources Committee and the Board and

recommended adoption of terms of reference for the Lead Director and Chair of the Board roles.
✓	Reviewed Committee structures and procedures to ensure Board independence.
✓	Reviewed director and officer questionnaires response to ensure governance standard were met.
✓	Evaluated directors’ skills matrix results.
✓	Analyzed Vermilion’s corporate governance policies and recommended the adoption of a Board Diversity Policy.
✓	Reviewed ‘Say on Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold the Shareholder vote in 2016.
✓	Reviewed Vermilion’s sustainability strategy with respect to community giving, employee engagement and communications.
✓	Evaluated Vermilion’s compensation and incentive programs for 2015 and recommended that the Board approve the programs.
✓	Recommended to the Board adoption of two scorecards for the 2016 performance year. One scorecard for short-term and one for long-term incentive compensation determination.
✓	Reviewed the adequacy and form of directors’ compensation for 2015. Introduced a similar compensation structure for the Lead Director role.
✓	Analyzed and recommended executive compensation for 2015 to the Board.
✓	Reviewed the peer group in 2015 with finalization of the 2016 peer group in February 2016.
✓	Assessed corporate performance for 2015 and recommended same to the Board.
✓	Monitored succession planning and talent management practices to ensure continued strength in senior leadership and critical positions.
✓	Recommended to the Board tenure extension for Mr. Madison, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Conducted a search and appointed to the Board two new external directors, Mr. Kevin Reinhart and Ms. Catherine Williams.
✓	Recommended to the Board appointment of Mr. Donadeo as the Chair of the Board, Mr. Macdonald as the Lead Director and Mr. Anthony Marino as a director effective March 1, 2016.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 41

Board and Committees

The Governance and Human Resources Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, to evaluate executive compensation.

The Governance and Human Resources Committee is authorized to use its own outside consultant at its discretion. In 2015, a consultant was not employed independently by the Board.

Compensation Work Plan

The Governance and Human Resources Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the Governance and Human Resources Committee ensures it has continuous oversight on governance duties and responsibilities through review of new developments in governance practice at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
President and CEO performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review President and CEO performance.	✓			✓	Review, approve
President and CEO compensation (including salary, bonus and long-term incentives).	Recommend President and CEO compensation to the Board for approval in light of performance evaluation.	✓		✓		Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓		Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.				✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

The Governance and Human Resources Committee is committed to strong governance corporate practices. We value opinions of corporate governance commentators including ISS (Institutional Shareholder Services Inc.), Glass Lewis and the Canadian Coalition for Good Governance.

Submitted on behalf of the Governance and Human Resources Committee:

Larry J. Macdonald, Chair

Joseph F. Killi

Sarah E. Raiss

Kevin J. Reinhart

Catherine L. Williams

Page 42 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Board and Committees

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Left to right – Madison, Committee Chair; Macdonald; Marchant and Raiss.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards. All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2015, the Health, Safety and Environment Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.
✓	Made recommendations on Health, Safety and Environment policies.
✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.
✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment programs.
✓	Recommended the Health, Safety and Environment strategic plan.
✓	Reviewed and monitored HSE related sustainability initiatives.
✓	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.
✓	Reviewed and determined that major safety events were properly reported and investigated.
✓	Met independently with management representatives responsible for Health, Safety and Environment at Vermilion.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Submitted on behalf of the Health, Safety and Environment Committee:

William F. Madison, Chair

Larry J. Macdonald

Dr. Timothy R. Marchant

Sarah E. Raiss

INDEPENDENT RESERVES COMMITTEE

Left to right – Ghersinich, Committee Chair; Leiker; Macdonald; Madison and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2015, the Independent Reserves Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly handled.
✓	Monitored Vermilion’s projected annual reserves and production performance.
✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the Board.
✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the Board.
✓	Considered and discussed with management the corporate estimates of finding, development and acquisition costs for annual activities.
✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and resources and future cash flows with management and the independent engineering firm.
✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
✓	Completed reserves due diligence questionnaire.
✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Submitted on behalf of the Independent Reserves Committee:

Claudio A. Ghersinich, Chair

Loren M. Leiker

Larry J. Macdonald

William F. Madison

Dr. Timothy R. Marchant

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 43

Corporate Governance

Governance Best Practice Highlights

✓	Individual director elections
✓	Majority Voting Policy
✓	Independent Lead Director of the Board
✓	78% of director nominees are considered independent according to applicable Canadian securities laws and NYSE rules applicable to foreign private issuers
✓	100% of Committee members are considered independent according to applicable Canadian securities laws and NYSE rules applicable to foreign private issuers
✓	There is cross membership between all four of our Board Committees
✓	Proposed size of the Board is nine Board members
✓	Two female directors (representing 22% of the director nominees)
✓	One female executive (representing 20% of the executive team)
✓	Board Diversity Policy
✓	98% directors’ meeting attendance in 2015
✓	All directors received votes “FOR” greater than 98% at the last annual meeting
✓	Share Ownership Policy
✓	Linking pay to performance
✓	Average annual ‘Say on Pay’ support since 2014 is 99%
✓	Non-employee directors only participate in long-term equity based plans, and on an adequately limited basis
✓	Committee evaluations conducted in consultation with external legal counsel

Page 44 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Corporate Governance

GOVERNANCE PHILOSOPHY

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our Shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian corporation with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. SEC, which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for us as a non-U.S. issuer, however we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. based issuers listed on the NYSE. With the exception of those areas highlighted in a summary document available on the governance page of our corporate website, we remain in compliance with the NYSE corporate governance standards in all significant respects.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. As noted above, we consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the Governance and Human Resources Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available in the governance section of our website at www.vermilionenergy.com.

BOARD OF DIRECTORS

The Board reviews its composition regularly to ensure that we have a suitable number of directors and have the appropriate mix of backgrounds, diversity and skills to provide effective stewardship of Vermilion.

Director and Chair of the Board Independence

As assessed in accordance with our Independence Standards, seven of the nine nominees (78%) proposed for election as directors are independent, with Mr. Donadeo, our former CEO, and Mr. Marino, our President and CEO, as the only non-independent directors. Mr. Macdonald is an independent director and has been our Chair of the Board since 2003 and effective March 1, 2016, now serves as our Lead Director.

Other Directorships

See page 29 for the directorships and Committee appointments that our directors hold on other public companies. Common membership on public companies among our current directors are set out on page 30.

Meetings of Independent Directors

Our independent directors meet regularly in-camera – that is, without management and without any directors who are not independent.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting

Independent Advice / Analysis

The independent directors may retain independent financial, legal, executive compensation and other experts at Vermilion’s expense whenever they decide they need independent advice or analysis.

Director Attendance

Our directors had a 98% attendance rate; see page 32 for complete details.

Director Resignation

See page 13 for details of our majority vote policy that requires a director to tender his resignation to the Chair of the Board, to take effect upon acceptance by the Board, if such director receives a greater number of votes “withheld” than votes “for” such director’s election at annual Shareholder’s meeting. In addition, the Governance and Human Resources Committee reviews any situation that could impact a director’s ability to perform his duties as set out in the terms of reference and makes a recommendation to the Board on whether it is appropriate for the director to continue on the Board. The Committee will consider instances such as a change in employment that could impact independence or conflict of interest situations, poor attendance, service as a director on an increased number of Boards, increased number of interlocks, changes in health or a geographic move.

Retirement Guideline

In 2009, the Board adopted a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted. Mr. Madison has reached age 73. The Governance and Human Resources Committee has recommended, and the Board has approved, that Mr. Madison

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 45

Corporate Governance

remain for an additional term, as his skill set and expertise in international oil and gas exploration, on-shore and off-shore production and operations are critical to the Board and Vermilion’s growth and strategy plan.

TERMS OF REFERENCE

Terms of Reference for the positions described below are reviewed by the Governance and Human Resources Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website in the Governance section at www.vermilionenergy.com.

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize Shareholder value, while acting in the best interests of Vermilion. The Board has adopted detailed terms of reference that set out all of its responsibilities and duties.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the President and CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Chair of the Board

The terms of reference for the Chair of the Board address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.

We have had an independent, non-executive Chair of the Board from 2003. Keeping our President and CEO and Chair of the Board positions separate allows the Board to more effectively oversee management and enhance accountability. Effective March 1, 2016, Mr. Donadeo transitioned from CEO to Chair of the Board and Mr. Macdonald, our independent Chair of the Board since 2003, transitioned to Lead Director.

Lead Director

The newly adopted terms of reference for the Lead Director address working with and in an advisory capacity with the Chair and the Board. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Chair of the Board in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management. Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

Committee Chair

The duties and responsibilities of the Chair of each Board Committee are set out in our Committee guidelines. These guidelines cover Committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the President and Chief Executive Officer detail his duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focuses are on leadership, vision and successful implementation of our strategy.

ORIENTATION

Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and our governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:

ñ	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its Committees, and the expected contributions of individual directors;
ñ	providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion;
ñ	inviting the new director to attend a full set of meetings for all of the Committees;
ñ	arranging meetings and discussions with the President and CEO and each of the Executive Vice Presidents to review our current operations;
ñ	holding a face-to-face meeting with the Chair of the Board to review and answer questions about the terms of reference for Board members, which includes the code of business conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and
ñ	once a new director is appointed to one or more Committees, the director meets with the chair of each relevant Committee to review its terms of reference and responsibilities.

CONTINUING EDUCATION

We keep our directors up-to-date in several ways:

ñ	we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our operations, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations and human resources and corporate governance best practices and policy updates;
ñ	quarterly reporting is supplemented by special issues updates such as new technical developments and emerging governance issues; and
ñ	directors go on site visits to see our operations first hand.

Page 46 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Corporate Governance

2015 Continuing Education

Topic	Presented / Hosted By	Attended By
ISS, Glass Lewis, CCGG Best Practices / Policy Updates	Governance and Human Resources Committee	All directors
2016 Top Strategic Agenda Items for Compensation Committees
Compensation’s Role in Value Creation
Director Compensation
Role of the Board in M&A
Putting TSR in its Right Place
Choose the Right Performance Metrics for Value Creation
NACD Conference	NACD Webinars	Ms. Sarah Raiss
ICD Conference Cybersecurity	Institute of Corporate Directors	Ms. Sarah Raiss
Board’s Role in Major Projects
Best Practices in Board Effectiveness	Russell Reynolds	Ms. Sarah Raiss

CODE OF BUSINESS CONDUCT AND ETHICS

We expect all of our directors, officers and employees to act with honesty and integrity. Our code of business conduct and ethics outlines a framework of guiding principles that cover:

ñ	anti-corruption;
ñ	avoiding conflicts of interest;
ñ	complying with law;
ñ	outside business interests and conflict of interest;
ñ	corporate disclosure;
ñ	confidential information;
ñ	culture of ethical business conduct;
ñ	securities trading;
ñ	anti-hedging policy;
ñ	clawback policy;
ñ	appropriate entertainment, gifts and favours;
ñ	fair dealing;
ñ	workplace conduct and safety;
ñ	responsibility for the environment and conflict of interest;
ñ	anti-bribery and anti-corruption provisions;
ñ	responsibility for upholding the code;
ñ	reporting violations of the code; and
ñ	how to seek clarification.

The Governance and Human Resources Committee monitors compliance with the code ensuring visibility of the code and expectations and annual sign off. Each director, officer and employee must review and sign off on the code annually to confirm they understand the code and have complied with it. On February 25, 2016, we updated the code of business conduct and ethics in accordance with the U.S. Foreign Corrupt Practices Act and the French Commercial Code including certain housekeeping changes. On March 15, 2016, the Code was updated to include an amended anti-hedging policy. The revised code of business conduct and ethics and terms of reference can be found in the Governance section on Vermilion’s website (www.vermilionenergy.com) and is also available on SEDAR (www.sedar.com) and on the EDGAR section of the SEC’s website (www.sec.gov).

We are not aware of any violations of the code during 2015 that would require us to file a material change report.

Culture of Ethical Business Conduct

The Board has also approved a whistleblower policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous e-mail directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2015 and to the date of this Circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

NOMINATION OF DIRECTORS

The Board, with oversight from the Chair of the Board, is responsible for director succession planning. The Governance and Human Resources Committee, whose members are all independent, is responsible for nominating new directors in light of the size of the Board and the requirements of current directors, current and desired skills mix and the performance evaluations of the Board and its members. Our goal is to continuously develop a top performing Board with diverse skills and deep expertise who add value to the business through governance oversight.

In 2015, we have reviewed our size and made a decision to increase the Board from 10 to 11 Board members. To complement our Board, we successfully recruited two additional Board members with diverse backgrounds of skills and expertise.

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 47

Corporate Governance

Our director search process includes:

ñ	forming a special Committee, if we decide it is needed, to assist the Governance and Human Resources Committee to find one or more additional directors to complement the skills and expertise of the Board;
ñ	reviewing the current skills matrix and identifying the desirable skill areas for a new director;
ñ	engaging a search firm to assist with identifying a broad slate of candidates;
ñ	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;
ñ	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
ñ	obtaining feedback from current directors on short-listed candidates;
ñ	arranging meetings with the Chair of the Board, Committee Chairs and the President and CEO and the top candidates to determine interest and availability; and
ñ	recommending the chosen candidates to the Board.

Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, but also during the recommendation of the chosen candidate. We believe that by composing a Board of diverse backgrounds and skills, Vermilion has been and will continue to be successful in problem solving, deliberating key issues and making quality decisions, in addition to expanding the pool of qualified directors.

In 2015, the Board adopted a Board Diversity Policy to embrace a broad concept of diversity encompassing factors including age, race, gender, personal attributes, skill, training, educational background and life experience. The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 30 for more on our skills matrix).

BOARD ASSESSMENTS

The Governance and Human Resources Committee ensures that each member of the Board, the Committees, the Chair of the Board, Lead Director and the other directors are assessed annually in light of their relevant terms of reference.

Directors complete a number of different evaluations, including:

ñ	rating their own effectiveness and the effectiveness of each Committee; and
ñ	evaluating the contributions of their peers, including the Chair of the Board, in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are done by way of a questionnaire conducted by the Corporate Secretary, who is a senior partner of our external legal counsel Norton Rose Fulbright and is not an employee of Vermilion, which are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the Governance and Human Resources Committee and the Board, who decide whether any changes are needed to the Board’s processes, composition or Committee structure. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2015 indicated that all individuals and groups were effectively fulfilling their responsibilities.

RISK OVERSIGHT

With respect to operating and environmental controls, the Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks. Subsequently, the Health, Safety and Environment Committee reports its findings to the Board.

The Committees of the Board receive reports from management at each regular meeting on the risk areas they oversee. The Committees report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews the plans for the future of our business to 2020, our overall risk profile and risk management systems. It determines any areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 50 for a detailed review of our compensation design consistent with the approach to risk of Vermilion.

COMPENSATION

The Governance and Human Resources Committee, whose members are all independent, is responsible for reviewing and approving compensation paid to Vermilion’s directors and officers in light of current market conditions, competitive practice, subsequent to an assessment of compensation risk, while in line with the compensation philosophy.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 49 for our compensation discussion and analysis and page 69 for details of executive compensation).

Compensation Consultant

The Governance and Human Resources Committee has the power to and periodically retains the services of an independent compensation consultant to provide information and recommendations on market conditions and appropriate competitive practices. An independent consultant was not engaged in 2015.

OTHER COMMITTEES

In addition to the Governance and Human Resources Committee, our three other standing Committees are: Audit, whose report is on page 40;

ñ	Health, Safety and Environment, whose report is on page 43; and
ñ	Independent Reserves, whose report is on page 43.

Visit our website at www.vermilionenergy.com for the terms of reference for all Committees.

Page 48 ■ Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Compensation Discussion and Analysis

Overview from Chair of the Board and Lead Director

You have entrusted your investment to us, and the Board is committed to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top quartile company. Key considerations in determining executive compensation in 2015 are described in this section.

Compensation Objective

We connect our performance metrics to our Shareholder commitment by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion’s performance compared to peers. Pay for performance is the foundation of our compensation philosophy.

2015 Compensation Mix

We ensure most of the compensation for our executives is variable or at risk– only earned when performance targets are met. In 2015, 83% of CEO’s compensation was variable compared to a peer group average of 69%.

Performance Evaluation

The directors review Vermilion’s corporate performance against pre-determined targets, as well as the President and CEO’s performance against agreed-upon annual objectives. The President and CEO and all of the executives must meet their objectives to receive a bonus and long-term incentive awards.

Ownership Guidelines

Our executives show their commitment to Vermilion by holding shares. Mr. Marino must hold a value equal to at least five times his base salary as long as he is the President and CEO of Vermilion.

He currently holds 9.4 times his base salary and he must continue to hold at least one times his base salary in shares for at least 12 months after he resigns or retires.

The one-year post resignation requirement applies to Mr. Donadeo, who retired as the Chief Executive Officer effective March 1, 2016.

Submitted by Lorenzo Donadeo and Larry J. Macdonald,

Chair of the Board and Lead Director

Vermilion Energy Inc. ■ 2016 Management Proxy Circular ■ Page 49

Compensation Discussion and Analysis

STRATEGY AND OBJECTIVES

Our compensation philosophy and objectives of the compensation program are the same for all staff and aligned with Shareholder expectations.

Each employee and executive is eligible to participate in all elements of our compensation program which we believe strengthens our organizational alignment consistent with Shareholder expectations. We target total compensation between median and top quartile, depending on Company and individual performance. The four objectives that guide the design of Vermilion’s compensation plans are:

ñ	Ensuring our operations worldwide are sustainable even if changes occur in our workforce.
ñ	Allowing us to attract and retain the high-calibre employees that are important to our success.
ñ	Rewarding all employees and executives when their performance is top quartile.
ñ	Aligning compensation programs with our strategy to ensure prudent risk taking.

COMPENSATION PROGRAM DESIGN

In 2015, 83% of CEO compensation was at-risk.

Our business structure and industry are complex, so our compensation program has been designed to ensure reasonable objectives are built in to encourage Company long-term financial sustainability and growth, while ensuring outcomes are in the best interest of Vermilion and its Shareholders.

Employees are rewarded based on their individual performance and impact on Vermilion’s overall success.

Executives are motivated to maximize Shareholder value by ensuring that a significant portion of their compensation is variable – paid only when individual and business outcomes including financial performance objectives are met (see page 68 for details of our total compensation mix for Named Executive Officers in the context of 2015 results and compensation).

In a year where we have seen a continued downward trend in commodity prices we have been prudent to reduce the 2015 bonus payable in March 2016 by 49% overall for NEOs compared to 2014 bonus payments. Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2016 annual review date for those executives in the same position year-over-year, to demonstrate commitment to containing costs into 2016. This is the second consecutive year our executives have not received a salary increase.

When determining annual grant values, previous grants are taken into consideration. The April 2015 grant of share awards was reduced to reflect a corporate review of award levels.

Annual Compensation Process

We follow a comprehensive process every year to determine compensation.

Vermilion uses a similar process each year to determine compensation so that our decisions are consistent over time while also considering current market conditions. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected) to ensure we understand the possible and actual impacts of our compensation decisions.

Page 50 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Compensation Discussion and Analysis

A look at our annual compensation process:

Setting Target Compensation Mix and Pay At-risk

Target compensation mix is based on:

ñ	base salary;
ñ	short-term incentive (bonus payments); and
ñ	long-term incentive (VIP share awards).

As Vermilion’s NEOs directly influence Vermilion’s business results, a higher amount of their pay mix is focused on variable pay-at-risk in both short and long-term incentives. Incentive plans are reviewed to ensure alignment to market, and plan design “bookends” outlining minimum and maximum payouts. We review the performance scorecard measures annually to determine that the measure(s) accurately reflect our strategy and measure profitability as compared to our peers. We test the impact of changes to understand the implications to performance, granting compensation in the short and longer term of granting and vesting our VIP share awards program.

In 2014, a review was conducted and it was determined that bonus targets and the payout model was in line with market.

Establishing Performance Objectives

In 2015, we had a balanced scorecard approach to measure corporate performance across multiple metrics.

Our performance indicators included both standard industry metrics and internal measures of performance as compared to plans established by management and approved by the Board. Achievements of key elements of our scorecard helped to determine base salary, bonus and VIP overall spend.

The corporate performance scorecard metrics are reviewed annually to ensure the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers where data is readily available to the public.

In 2015, as a result of the review of the scorecard, the following changes have been approved by the Board of Directors:

i.	in addition to a one-year relative TSR, a three-year relative TSR, calculated using the three-year compound annual growth rate in share price appreciation plus dividends, was added as an additional metric to reflect the need to sustain performance over multiple business cycles; and
ii.	finding and development cost was replaced with after-tax cash flow recycle ratio which is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year. Recycle ratio measures the profitability of the underlying business and is a well understood economic metric for all Stakeholders.

OUR 2015 SCORECARD
Shareholder Performance (25%)	Financial & Operational (55%)	Strategy (20%)
• One-year TSR (12.5%) • Three-year TSR (12.5%)	• Production per Share Growth (20%) • After-tax Cash Flow Recycle Ratio (20%) • Health, Safety & Environment (15%)	• Top Quartile Shareholder Returns • Robust Portfolio • Operational Excellence • Best in Class Health, Safety & Environment • Extraordinary People • Entrepreneurial Approach
Measures our performance against the performance of our peers	Internal measure of efficiency and growth, balanced by health, safety and environment	Ensures our long-term success is aligned to our 2020 Vision

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 51

Compensation Discussion and Analysis

How we Measure Performance

We measure corporate performance similar to the way we measure individual performance.

We measure both corporate and individual performance in similar ways with a range of outcomes from underperform to exceptional. Compensation is delivered consistent with results.

Our performance management process includes:

ñ	setting clear expectations for performance;
ñ	communicating performance and development goals, and career aspirations;
ñ	identifying opportunities to learn and grow;
ñ	providing ongoing feedback;
ñ	evaluating results and how they were achieved; and
ñ	recognizing accomplishments.

Pay for Performance Compensation Decisions

Our compensation philosophy and objectives of the compensation program are the same for all staff and are aligned with Shareholder expectations. Employees are rewarded for exceptional performance.

How we Manage Pay and Performance

We measure Company performance annually using the balanced scorecard. The Company measure along with individual performance is used to determine the annual bonus payout and to determine the annual grant of share awards. The number of Common Shares issued upon vesting of share awards is adjusted by the average performance factor for the three year vesting period (see page 56 for further details on VIP).

Bonus

As illustrated in the following chart, top performers can receive up to two times their bonus target where underperformers do not receive a bonus payout. The foundation of our program is to incentivize employees to continuously outperform and create Shareholder value through their contributions.

Vermilion’s bonus program follows a linear model and is designed to provide a multiplier between 0% to 200% based on an employee’s overall performance. NEOs (excluding the President and CEO) bonus payments are based on one-third individual performance and two-thirds corporate performance, while the President and CEO performance is based solely on corporate performance overall.

Individual performance scores are based on the successful achievement of goals and objectives that have a direct and immediate impact on Vermilion’s key performance indicators and overall corporate success. Executives initiate and contribute to the goal-setting process, while the Board has final approval of goals and outcomes.

In 2015, our corporate performance score was 1.40, which corresponds to exceptional or top quartile performance (see page 64 for full details on our scorecard). A corporate performance score of 1.40 equates to a 172% bonus multiplier for the 2015 performance year for the former CEO.

In recognition of the continued weak commodity prices, along with our commitment to contain costs in 2015 and 2016, the decision was made by the Board to limit the annual performance bonuses for our executives and staff worldwide.

Despite an exceptional result for the 2015 performance year, the Board exercised discretion to reduce the CEO bonus payment by 71%, and 68% overall for the NEOs, from the calculated bonus payment (see calculation table on page 53). The overall NEO reduction represents 49% decrease year-over-year, where 2014 bonus payments were already reduced by 29% from 2013.

Page 52 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Compensation Discussion and Analysis

NEO	2015 Earnings ($)	Bonus Target at Median of Market	Bonus Multiplier	Calculated Bonus[1] ($)	Board Discretion ($)	Actual Bonus Payout ($)	Board Discretion
Donadeo	535,000	75%	172.00%	690,150	(490,150)	200,000	(71%)
Marino	425,000	60%	176.67%	450,500	(270,500)	180,000	(60%)
Hicks	340,000	60%	162.69%	331,900	(230,700)	101,200	(70%)
Donovan	312,577	60%	162.69%	305,100	(212,000)	93,100	(70%)
Jasinski	290,000	60%	172.78%	300,600	(200,600)	100,000	(67%)
Average Decrease:							(68%)

Note:

1.	Rounded to the nearest whole number.

Long-term Incentive

The annual long-term award values for NEOs are determined based on the median grant value in the market for each NEO position. Annually we review publically disclosed information for each of our executive positions and benchmark to the median award level of our peer group companies. We also take into consideration previous grant values. The April 2015 grant of share awards for NEOs was reduced by 6% compared to 2014 grant levels to reflect a company-wide review of award values compared to competitive target values of peer companies.

NEO	2015 Annual Share Award ($)
Donadeo	2,700,000
Marino	2,590,000
Hicks	1,476,000
Donovan	637,500
Jasinski	680,400

Who is Involved in Compensation Decisions

Ultimate accountability for compensation decisions rests with the Board.

Each of management, the President and CEO, the Governance and Human Resources Committee and our Board have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes correlate to performance.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 53

Compensation Discussion and Analysis

In 2015, approximately 99% of our Shareholders who cast an advisory vote on our ‘Say on Pay’ proposal voted in favour of our approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board's approach to executive compensation.

Linking Pay to Performance – Stress-Testing

At the end of the fiscal year, the Board evaluates Vermilion’s and the President and CEO’s performance against pre-established metrics outlined on the corporate scorecard. Individual NEO performance is evaluated by the President and CEO through the performance management process.

Each NEO has an individual component when determining the level of bonus payment and share awards granted pursuant to our VIP, while the President and CEO’s performance is solely based on corporate performance.

ñ	A significant part of executive compensation is not guaranteed and changes year-over-year.
ñ	We must deliver minimum individual and corporate performance under our bonus plan – if not, bonuses are reduced.
ñ	We balance each compensation element’s actual payout or grant as compared to the corporate budget.
ñ	Our short-term (bonus) and long-term (share awards) incentives are aligned to the median of the market, and as Vermilion and executives achieve exceptional or top quartile performance, overall compensation can reach top quartile levels.
ñ	Our annual bonus has been designed with a maximum bonus (or cap on spending) and is measured annually.
ñ	One compensation program globally for executives and employees.

The 2016 grant of share awards will be kept flat to the 2015 grant levels for NEOs which was reduced overall 6% compared to 2014 grant levels.

Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2016 review date, to demonstrate our ongoing commitment to containing costs into 2016.

The short-term incentive for the 2015 performance year to be paid on March 14, 2016, reflects employee performance, the reduced commodity price environment in 2015, our annual corporate performance including the annual TSR measure of -29.5% and our affordability to pay. In consideration of all these elements, the Board exercised its discretion by reducing bonus payments by 49% overall for NEOs compared to 2014 bonus payments which were reduced by 29% compared to 2013.

The annual TSR of -29.5% placed us in the top quartile amongst our peer group and we significantly outpaced all prominent energy indices.

Determining Performance-Based Compensation Awards

One of Vermilion’s objectives is to increase Shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with evaluating company performance and then linking the compensation program to actual results achieved, particularly with respect to variable pay-at-risk.

We believe that key financial results, such as earnings per share, fund flows from operations per share, return on equity, relative total shareholder return and after-tax cash flow recycle ratio drive our share price. To achieve financial results, we believe we need to meet key operating measures, such as average production volumes, unit costs of production and total proved reserves. Our operating goals also reflect our strong commitment to health, safety and environment, through Health, Safety and Environment indicator measures.

Both financial and operating goals are driven by strategic imperatives such as sustaining a robust portfolio, attracting and retaining extraordinary people, offering best in class Health, Safety and Environment, demonstrating operating excellence and encouraging an entrepreneurial approach, while providing top quartile shareholder returns. Additional information about our achievements against these objectives starts on page 61.

Management’s analysis to support compensation recommendations include:

ñ	compensation market information relating to our peer group and the oil and gas industry in local markets;
ñ	in 2015, total fees paid to Mercer, Equilar and Governance Studio for consulting advice, compensation surveys and specific analyses were $61,500;
ñ	Vermilion’s performance and position against our peers;
ñ	suggestions from governance-minded organizations, such as the Canadian Coalition for Good Governance, ISS and Glass Lewis;
ñ	individual performance against stated objectives;
ñ	look forward to potential market conditions;
ñ	compensation trends and practices;
ñ	executive pay relative to TSR; and
ñ	a corporate performance scorecard is used to assess overall corporate results and is a major driver in determining short and long-term incentives (bonus and share awards).

The Governance and Human Resources Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee’s actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios – “stress-testing” compensation – ensures that the Governance and Human Resources Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.

In consultation with the President and CEO and the Executive Vice President, People & Culture, the Governance and Human Resources Committee makes recommendations to the Board on compensation, incentives, and benefit plans for the President and CEO, the executive team and employees. The Governance and Human Resources Committee may, when it feels it is necessary, get advice from an outside consultant. A compensation consultant was not used in 2015.

The Board receives a report and recommendations from the Governance and Human Resources Committee and makes the final decision on compensation for all of the executives and the overall program for all employees.

Page 54 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Compensation Discussion and Analysis

Establishing Target Compensation Levels

In addition to verifying companies within the peer group against pre-established criteria, we also evaluate our corporate performance scorecard objectives against our strategic plan, establishing targeted total direct compensation for NEOs and employees during the budget process and ensure alignment to local markets within our global compensation philosophy.

Back-Testing Compensation

As a final step, a look back to historical results to ensure the compensation program is functioning as originally intended. For example, we would review to ensure that the pay mix is appropriate for employee retention, while aligning with Vermilion's compensation philosophy, Shareholders’ expectations and requirements from regulators and good governance practices. Additionally, we compare our compensation program and recommended results back to the market to understand our compensation position relative to Vermilion’s corporate scorecard achievements.

ELEMENTS OF COMPENSATION

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay-at-risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These pay-at-risk elements include both short-term bonus and long-term incentives. Other elements include benefits, perquisites and a share savings plan which are not based on individual achievements.

Total compensation (three elements)

Targeted at the 50th percentile of the Company’s peer group. Can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect compensation (two elements) Dependent on base salary (e.g. Share Savings Plan) or a flat amount (e.g. parking).

	Base Salary	Bonus	Long-term Incentives	Benefits and Perquisites	Share Savings Plan
What we provide	Fixed amount paid to an employee.	Variable amount paid to an employee.	Variable amount paid to an employee in the form of share awards.	Include extended health, dental, life insurance, wellness benefits and parking.	Employees may contribute to a registered or non-registered plan for self and/or spouse.
Why we provide	For skills and knowledge employees deliver to Vermilion. Provides income certainty to attract and retain employees.	Rewards employees for personal contributions and achievement of organizational objectives. Enhances retention.	Rewards employees for achievement of long-term corporate objectives. Enhances retention. Promotes sustained increases in Shareholder value and drives achievement of long-term strategy.	Helps maintain a healthy lifestyle. Enhances retention.	Encourages ownership of Vermilion shares. Aligns employee interests with those of Shareholders.
Target Market alignment	Median, based on performance and internal equity.	Top quartile, based on performance.	Up to top quartile, based on performance.	Median	Median
Performance period	Day-to-day	One year	Three years	Day-to-day	Day-to-day
How payout works	Provided each pay period.

Based on a percentage of eligible earnings and targets for executives.

Bonus payment for President and CEO based on overall corporate results, EVP’s on 1/3 individual and 2/3 corporate.

Paid in cash or shares or combination of both. Executive receive at least 50% in shares with after tax dollars.

			Grant based on job level, overall performance and effort towards achieving corporate objectives. Prorated for new hires.	Provided each pay period.	Contributions provided each pay period, restriction on employer portion for one year.
Triggers	Evaluated annually and on job change.	“Good” individual performance and/or corporate performance – tied to “Corporate Performance Scorecard” on page 64.	Cliff vesting tied to average “Corporate Performance Scorecard” over the vesting period (see page 57).	Benefits provided to all employees. Parking only provided for senior level employees.	Employee’s maximum contributions are matched 1.5 times to a maximum total contribution of 17.5% (including employee contributions).
Risk	No risk	At-risk reward	At-risk reward	No risk	At-risk based on stock price.

Employee Bonus Plan

Bonuses may be paid in cash, shares or a combination of both. For 2015, the Board determined that bonuses for Canadian (including NEOs) and expatriate employees be funded though shares from treasury. The number of shares issued in payment of a bonus is calculated using the closing price on the TSX on the trading day before the bonus closing price on the TSX on the trading day before the bonus is granted. Executives cannot choose to defer bonuses. Shares issuable under the bonus plan may not be priced or issued during an internal trading blackout (a period when employees may not trade in Vermilion securities).

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 55

Compensation Discussion and Analysis

Currently a total of 250,000 Common Shares are reserved for issuance under the Employee Bonus Plan, of which 146,771 remain available for future issuances. For 2015 bonuses, a total of 82,894 shares were issued to officers and employees under the Employee Bonus Plan on March 14, 2016.

At the Meeting, Shareholders will be asked to approve an ordinary resolution to approve an amendment to Vermilion’s Employee Bonus Plan to replace the fixed reserve with a 3.8% rolling reserve shared with the VIP and the Savings Plan, subject to an annual cap on Common Shares issued under the Bonus Plan. If approved, the number of Common Shares reserved for issuance from treasury by the Company pursuant to the Bonus Plan and all other security based compensation arrangements of the Company will be equal to 3.8% of the aggregate number of issued and outstanding Common Shares from time to time, calculated on an undiluted basis, subject to a maximum of 300,000 Common Shares (or approximately 0.26% of the issued and outstanding Common Shares as at March 15, 2016) that may be issued in any calendar year pursuant to the Bonus Plan.

Recognition of Significant Contributions

In certain limited circumstances where an employee makes significant contributions to the Company, their bonus could exceed the top quartile. Bonus awards of this nature were not provided to executives or employees in 2015 or 2014.

Vermilion Incentive Plan

The VIP was approved by Shareholders on August 31, 2010 and implemented on September 1, 2010, and all unallocated share awards were approved on May 6, 2013 along certain amendments to the plan. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of Shareholders. A summary of the VIP is set forth in Schedule “A” to the Circular. At the Meeting, Shareholders will be asked to approve all unallocated share awards under the VIP and certain amendments to the VIP. See page 14 for detailed information.

The following information regarding share awards under the VIP is as of March 15, 2016.

Authorized for Issue[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Total Authorized and Reserved[3] (Percent of Outstanding Shares)
2,597,264 (2.29%)	1,713,740 (1.51%)	4,311,004 (3.8%)

Notes:

1.	The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.
2.	The number of shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants and assumes a payout multiplier of one times for the performance awards.
3.	If the proposed amendments to the VIP, the Bonus Plan and the Savings Plan are approved, the number of shares authorized for issue under all of Vermilion’s equity compensation plans will be 3.8% of the outstanding Common Shares from time to time.

If the proposed amendments to the VIP, the Bonus Plan and the Savings Plan are approved, the aggregate potential dilution of all issued and outstanding awards and shares authorized for issuance under Vermilion’s equity compensation plans will be 3.8% of total issued and outstanding Common Shares from time to time.

The burn rate shows how rapidly a company is using its shares reserved for equity compensation plans. The burn rate is calculated by dividing the number of share awards granted, net of cancellations, in a given year by the weighted average issued and outstanding Company’s shares. The following table summarizes Vermilion’s three-year annual and average three-year burn rate.

Year	Share Awards Granted[1] (#)	Bonus Plan Shares[2] (#)	Share Savings Plan Shares[3] (#)	Issued and Outstanding as at December 31 (#)	Burn Rate
2013	724,087	12,067	0	100,968,593	0.73%
2014	652,745	10,694	0	105,448,157	0.63%
2015	529,536	9,641	47,434	109,641,863	0.54%
Average Three-year Burn Rate:					0.63%

Notes:

1.	Share awards granted net of cancellations in the year noted as the cancellations represent employees leaving the Company.
2.	Shares issued under the Employee Bonus Plan Program in the year noted. Bonuses may be paid in cash, shares or combination of both.
3.	Shares issued under the Employee Share Savings Plan in the year noted.

All share awards granted to executives are 100% performance-based. Other employees can chose to receive their awards as either:

ñ	100% of their grant as a performance-based award; or

ñ	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based share awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. Performance-based awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board, and are delivered to the recipient less the applicable tax withholdings.

Page 56 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Compensation Discussion and Analysis

2015 Performance Multiple = 2.0 Average Performance Factor over a Three-year Period (2012 – 2014)
2014 Annual Performance Factor:	2.0
2013 Annual Performance Factor:	2.0
2012 Annual Performance Factor:	2.0
Subtotal (Three-year Period)	6.0
Three-year Average (6.0 / 3)	2.0

Except with respect to new hire or promotional awards (where they vest annually over three years), share awards vest on April 1 of the third year after they were granted, or in certain circumstances on a later date if Vermilion is in a trading blackout on April 1.

Once vested, all share awards are settled in shares, in cash (equal to the value of the shares) or in a combination of both, as decided by the Board. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in shares issued from treasury.

The maximum number of Common Shares that may be issued from treasury to non-employee directors is limited to the lesser of annual equity award value of $100,000 per annum and 0.50% of our Common Shares issued and outstanding. At the Meeting, Shareholders will be asked to approve an increase to the non-employee director limit to the lesser of the annual equity award value of $150,000 per annum and 0.50% of our Common Shares issued and outstanding.

Corporate Performance Impact

Our balanced corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators and align to our business. See page 64 for details of our Corporate Performance Scorecard.

For 2015, the Board reviewed the corporate performance scorecard and determined that Vermilion’s performance was in the first quartile, the performance factor was determined to be 2.0 times.

For new hires and promotions, only the performance factor for the year(s) prior to the vesting date is applied. In the second year and going forward, the performance factor for years worked at Vermilion are averaged and applied.

VIP Performance Factor Payout

Quartile Ranking	VIP Performance Factor Payout
4th Quartile	0.0 times
3rd Quartile	1.0 times
2nd Quartile	1.5 times
1st Quartile	2.0 times

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our Shareholders. They must meet and maintain ownership requirements within specific timeframes (see page 60 for full details), and ownership generally exceeds beyond the ownership requirements. We believe our ownership policy governs the holding of shares inclusive of vesting of all of our share based compensation. These shares must be held until the executive resigns/retires from the company.

In addition to satisfying minimum ownership requirements, the President and CEO is required to hold one times his base salary in shares for 12 months after resignation or retirement.

Securities Authorized for Issue under Equity Compensation Plans – March 15, 2016

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Weighted-Average Exercise Price of Outstanding Share Awards[1]($)	Number of Shares Remaining Available for Future Issue Under Plans[1](#)
All rights approved by Shareholders	none	n/a	none
All share awards (VIP) approved by Shareholders	1,713,740	57.37[2]	3,778,255[3]
Bonus Plan	n/a	n/a	146,771
Share Savings Plan	n/a	n/a	33,608
Any plans not approved by Shareholders	none	n/a	none

Notes:

1.	If the proposed amendments to the VIP, the Bonus Plan and the Savings Plan are approved, the number of shares authorized for issue under all of Vermilion’s equity compensation plans will be 3.8% of the outstanding Common Shares from time to time, subject to caps of 300,000 Common Shares per year under each of the Bonus Plan and the Savings Plan. This would represent a total of 4,311,004 Common Shares as at March 15, 2016. See pages 14 to 16 for information about the proposed amendments to the VIP, the Bonus Plan and the Savings Plan.
2.	Weighted average of the share awards on the date of grant.
3.	3,778,255 Common Shares remain available for future issuance is based on a VIP rolling reserve of 5% of the issued and outstanding Common Shares (less the number of Common Shares remaining available for issuance under the Bonus Plan and the Savings Plan) from time to time, and does not reflect the proposed amendment of one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8% of total issued and outstanding Common Shares from time to time.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 57

Compensation Discussion and Analysis

Employee Share Savings Plan

Funds contributed to our Savings Plan are used to buy Vermilion shares issued from treasury, on the open market or combination of both. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. The purpose of the Savings Plan is to encourage ownership in Vermilion. Shares purchased with the employer contribution within the Savings Plan are restricted from sale for a one-year period from the contribution date. Where the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2015, a total of 77,885 shares were purchased on the TSX in the Savings Plan at prices per share between $33.19 and $50.35 and a total of 47,434 shares were issued from treasury at prices per share between $36.19 and $44.65.

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, approve an amendment to the Savings Plan to replace the fixed reserved with a rolling reserve of 3.8% shared with the VIP and Bonus Plan, subject to an annual cap on Common Shares issued under the Savings plan of 300,000 (or approximately 0.26% of the issued and outstanding commons shares as at March 15, 2016).

We do not have a pension plan for any Canadian based employees, nor do we offer any deferred benefits.

Benefits and Perquisites

Our benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Executives have the opportunity to participate in executive health benefits, however, participation in this program is not mandatory. Costs for NEOs have been included in the Summary Compensation Table on page 73.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The Governance and Human Resources Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide the following perquisites to executive officers: parking, one business club membership, and an executive health plan.

PEER GROUP

Corporate Performance Peer Group

Every year we review and select a peer comparator group for performance benchmarking and compensation purposes based on discussions among the Board of Directors, management and, if used, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of our business model, size, operations and scope.

2015 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	1,194	114,167	5,932	5,796
Baytex Energy Corp.	Calgary	1,130	84,648	5,488	943
Bonavista Energy Corporation	Calgary	600	79,288	3,524	398
Bonterra Energy Corp.	Calgary	197	12,656	1,184	570
Crescent Point Energy Corp.	Calgary	2,800	163,631	17,616	8,140
Encana Corporation	Calgary	5,655	405,900	21,651	5,974
Enerplus Corporation	Calgary	1,052	106,524	2,581	981
Pacific Exploration & Production Corp.	Calgary	3,437	154,472	5,517	539
Pengrowth Energy Corporation	Calgary	831	71,409	4,551	554
Penn West Exploration Ltd.	Calgary	1,187	86,357	5,924	588
Peyto Exploration & Development Corp	Calgary	718	85,674	3,358	3,953
Whitecap Resources Inc.	Calgary	622	40,953	4,183	2,727
Average (excluding Vermilion)	Calgary	1,619	117,140	6,792	2,597
Vermilion	Calgary	940	54,922	4,209	4,212
Vermilion’s position (out of 13)[5]	-	8	11	8	4
Statistical Distribution (excluding Vermilion)
25th Percentile	-	694	77,318	3,482	566
Median	-	1,091	86,016	5,020	962
75th Percentile	-	1,595	124,243	5,926	4,414
Vermilion Percentile	-	41	13	37	74

Notes:

1.	Figures reflect 2015 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars.
3.	Sales represent oil and gas sales and exclude sales from trading.
4.	Market capitalization as at December 31, 2015.
5.	Position order is from largest to smallest.

Page 58 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Compensation Discussion and Analysis

In November 2013, the peer group selection process was reviewed and the selection criteria was broadened for the 2014 performance year to allow for an optimum peer group size of 15 to 25 companies. The screening for available peers begins with the independent S&P/TSX Oil & Gas Exploration & Production Index. Filters are applied to the index participants to identify those members most comparable to Vermilion in terms of market capitalization and business model using the following criteria:

ñ	dividend paying companies for at least one entire calendar year;
ñ	market capitalization between $1 billion and $20 billion; and
ñ	annual average production of at least 10,000 boe/d.

Pursuant to the above, an additional two companies (Bonterra Energy Corp. and Whitecap Resources Inc.) were added to the 2015 peer group and three companies (Lightstream Resources Ltd., Talisman Energy Inc. and Trilogy Energy Corp.) were removed from the 2015 peer group (which is comprised of 13 companies including Vermilion).

In February 2016, the corporate performance peer group selection process was reviewed and updated to expand the peer group. This was required given many of the peers no longer met the selection criteria, particularly around dividends. The screening for available peers begins with the independent S&P/TSX Oil & Gas Exploration & Production Index. Filters are applied to the index participants to identify upstream producers only through application of Global Industry Classification Standards (GICS) subgroup classification code 10102020. Members most comparable to Vermilion in terms of market capitalization and business model are identified using the following size criteria:

ñ	trailing 12-month revenues (derived primarily from direct investment in oil and gas extraction) of between 0.2x and 5x Vermilion’s trailing 12-month revenue; and
ñ	total assets between 0.2x and 5x Vermilion’s total assets.

The review of the peer group is done annually to identify any cases where unusual circumstances have meaningfully impacted companies’ qualification for inclusion. The new selection process provides a guideline for removal of companies that become the target of a merger or acquisition during the course of period being measured. The peer group for 2016 performance year was reviewed to ensure the companies in our peer group meet the new selection criteria. As a result of the review, 12 companies (Birchcliff Energy Ltd., Crew Energy Inc., Gran Tierra Energy Inc., MEG Energy Corp., NuVista Energy Ltd., Paramount Resources Ltd., Parex Resources Inc., PrairieSky Royalty Ltd., Seven Generations Energy Ltd., Surge Energy Inc., TORC Oil & Gas Ltd. and Tourmaline Oil Corp.) were added to the 2016 peer group and three existing companies (Canadian Oil Sands, Encana Corporation, Pacific Exploration & Production Corp.) were removed from the 2016 peer group (which is comprised of 23 companies including Vermilion).

Compensation Peer Group

A compensation peer group has been established to closely align compensation to the companies close to Vermilion in terms of size and which have a similar compensation philosophy, particularly to target market position for base salaries.

To establish a compensation peer group, the following criteria must be met: (i) companies must be included in Vermilion’s corporate performance peer group and (ii) they must participate in the Mercer Total Compensation Survey, our data provider. The compensation peer group is comprised of 10 companies (ARC Resources Ltd., Baytex Energy Corp., Bonavista Energy Corporation, Crescent Point Energy Corp., Enerplus Corporation, MEG Energy Corp., Paramount Resources Ltd., Pengrowth Energy Corporation, Penn West Petroleum Ltd., and Peyto Exploration & Development Corp.).

Vermilion generated a return to investors of -29.5% for the year ending December 31, 2015.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 59

Compensation Discussion and Analysis

EXECUTIVE OWNERSHIP GUIDELINES

In 2014, the share ownership policy was changed to increase the share ownership requirement for the executives.

The ownership policy manages the holding of shares until separation from the company and is in place of any restriction on sale of shares after vesting of awards.

Executives have five years to accumulate the minimum number of shares required. The value of unvested share awards are not included in the calculation of ownership. All our executives meet and exceed ownership requirements.

After the five-year accumulation period, if an executive is not in compliance with the required share ownership policy, the executive has 30 calendar days to comply.

Ownership Policy: (times base salary)	President & CEO	Executive Vice Presidents
Required Share Ownership		3 times
Average Share Ownership		13.4 times
Post Resignation/Retirement Required Share Ownership	12 months	n/a

CLAWBACK POLICY (RECOUPMENT OF INCENTIVE COMPENSATION)

In 2014, Vermilion adopted a policy regarding recoupment of any incentive payment to an executive officer where:

ñ	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;
ñ	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and
ñ	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

In such circumstances, the Company will seek to recover from such executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

TRADING IN VERMILION SECURITIES

Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

ñ	provides guidelines on material information and appropriate disclosure procedures;
ñ	imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
ñ	allows for transactional trading blackouts to be imposed from time to time for relevant personnel;

ñ	gives guidance on the appropriate handling of confidential information; and
ñ	requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

ANTI-HEDGING POLICY

In 2014 Vermilion adopted an anti-hedging policy that prohibited all directors and officers of the Corporation from purchasing or writing financial instruments, such as puts and call options, prepaid variable forward contracts, equity swaps, collars or units of exchange funds designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer, subject to certain exceptions. In March 2016, the Board approved an amendment to the anti-hedging policy in the code of business conduct and ethics to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer. Consistent with the existing policy, the revised anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.

The amended policy is a robust anti-hedging policy aligned with best governance practices.

Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2015, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

SUCCESSION PLANNING

We have a succession plan for our executive team. We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:

ñ	internal leadership development to enhance knowledge of the Company, industry and key leadership skills; and
ñ	enrollment in relevant university or executive leadership programs.

The Governance and Human Resources Committee is responsible for:

ñ	reviewing our talent pool and succession plan on an ongoing basis; and
ñ	ensuring the succession plan is presented to the Board each year.

The Board ensures that directors have opportunities to get to know those employees who have been identified as potential executives and senior management staff. Those employees make presentations to the Board and are invited to functions where they can interact with the directors informally.

PRESIDENT AND CHIEF EXECUTIVE OFFICER REVIEW

The Governance and Human Resources Committee oversees the performance review of the President and CEO. Tables on pages 62 and 64 show Vermilion’s achievements under Mr. Donadeo’s (our former CEO) leadership in 2015. Additional information on his personal achievements are set out on page 70.

Page 60 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

2015 Results and Compensation Impacts

Strategic Objectives

Our strategic objectives in 2015 were to:

ñ	continuously enhance stakeholder confidence by delivering top quartile Shareholder returns;
ñ	develop and sustain a robust portfolio;
ñ	demonstrate operational excellence;
ñ	deliver best-in-class Health, Safety and Environment performance;
ñ	offer a workplace of choice to attract and retain extraordinary people; and
ñ	provide an efficient and profitable corporate structure through an entrepreneurial approach.

Our success in executing our strategy ties directly to our compensation in the short-term and the long-term.

Highlighted Short-term Strategic Success

Achieved a top quartile total return helping to reduce the impact to our Shareholders of the significant downturn in commodity prices. Our total return to Shareholders of -29.5% in 2015, compares favourably to a peer group average, excluding Vermilion, of -49.5% and an S&P/TSX Oil & Gas Exploration & Production Index total return of -32.1%.

We delivered strong operational and financial performance in 2015. Performance from all of our operated business units met or exceeded our expectations and contributed to our achievement of 11% growth in full year average production despite regulatory delays in bringing Corrib on-stream and a 30% reduction in capital expenditures.

Key short-term strategic successes in 2015 include:

ñ	achieved record average annual production of 54,922 boe/d.
ñ	Canadian production grew 11% to 25,598 boe/d mainly as a result of the expansion of our Mannville liquids-rich gas play where we drilled or participated in 28 (18.5 net) wells in 2015;
ñ	in France, we concluded our third successful drilling campaign in the Champotran field since 2013. The four-well drilling program produced results that have outperformed expectations by 30% including the impact of improved waterflood response; and
ñ	in the Netherlands, we achieved record annual production and six consecutive years of growth achieving 2015 average production of 7,559 boe/d.

Highlighted Long-term Strategic Success

In 2015, we were challenged by commodity prices that neared 10-year lows and experienced previously uncharted volatility. Despite these challenges we were able to successfully progress many initiatives that we expect to contribute meaningfully to the long-term success of our Company. Key long-term strategic successes in 2015 include:

ñ	realized growth of 6% in both proved and proved plus probable reserves to 160.7 mmboe and 260.9 mmboe, respectively;[1]
ñ	operating recycle ratio[2] was 3.6x in 2015, an increase over 3.2x achieved during 2014, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency;
ñ	the Company remains positioned to grow in today’s challenging environment despite capital reductions in 2015 and 2016 of 30% and 65%, respectively, as compared to 2014 levels;
ñ	increased the capacity and term of our credit facility improving our capital availability and providing additional certainty regarding our continued access to capital;
ñ	expanded our Mannville condensate-rich gas play and increased related average production by 82% to more than 7,100 boe/d in 2015. We have achieved this meaningful growth having drilled less than 14% of our inventory to date;
ñ	entered a farm-in agreement that provides a participating interest in 19 onshore exploration licenses (850,000 net acres) in northwest Germany and ownership of key proprietary data;
ñ	awarded two additional exploration licenses in Germany that added approximately 110,000 net acres to our land position;
ñ	achieved first gas production at our Corrib project in Ireland on December 30, 2015. Corrib is expected to supply significant high margin production growth in 2016 and 2017 and generate significant free cash flow;[3]
ñ	consolidated our ownership and working interest in the Turner Shurley Sand play in the Powder River Basin (United States) to 100% through an acquisition of the remaining 30% interest; and
ñ	conditionally awarded four exploration blocks in northeast Croatia near the Hungarian border. The blocks span approximately 2.35 million gross acres with a substantial portion of the acreage located near existing crude oil and natural gas fields. This aligns with our objective to identify and capture new and emerging development opportunities with potential to deliver meaningful production and reserves growth.

Notes:

1.	Estimated proved and proved plus probable reserves attributed to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 8, 2016 with an effective date of December 31, 2015.
2.	Non-standardized oil and gas metric. See Advisory.
3.	Non-GAAP measure. See Advisory.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 61

2015 Results and Compensation Impact

2015 STRATEGIC PLAN PERFORMANCE

To determine base salaries, bonuses and long-term incentives for executives we consider our achievements during the year compared to our long-term strategic plan as part of our corporate performance scorecard. This allows us to measure annual results compared to common industry metrics and our annual strategic plan. Achievements on the six components of our strategic plan and the executives responsible are shown below.

	Strategic Plan	Achievements	Executives
1.	Top Quartile Shareholder Returns

ñ      Achieved top quartile total shareholder return, mitigating the impact of the commodity downturn on our Shareholders.

ñ      Maintained our monthly cash dividend of $0.215 per share.

ñ      Participated in over 420 meetings with Stakeholders including investors, research analysts, sales, retail brokers, media and others.

ñ      Voted a “TopGun Company” in Canada for 2015/2016 in Brendan Wood International Shareholder Confidence Survey.

✓ Donadeo ✓ Marino ✓ Hicks
2.	Robust Portfolio

ñ      Realized growth of 6% in both proved and proved plus probable reserves to 160.7 mmboe and 260.9 mmboe, respectively.[1]

ñ      Expanded Mannville condensate-rich gas play and increased related average production by 82% to more than 7,100 boe/d in 2015.

ñ      Entered into a farm-in agreement that provides us with a material participating interest in 19 onshore exploration licenses (850,000 net acres) in northwest Germany as well as ownership of key proprietary data.

ñ      Awarded two additional exploration licenses in Germany that added approximately 110,000 net acres to our land position.

ñ      Achieved first gas production at our Corrib project in Ireland on December 30, 2015. Corrib is expected to supply high margin production growth in 2016 and 2017 and generate significant free cash flow.[2]

ñ      Consolidated our ownership and working interest in the Turner Shurley Sand play in the eastern Powder River Basin in the United States to 100% through an acquisition of the remaining 30% interest.

ñ      Conditionally awarded four exploration blocks in northeast Croatia near the Hungarian border. The blocks span approximately 2.35 million gross acres with a substantial portion of the acreage located near existing crude oil and natural gas fields.

✓ Donadeo ✓ Marino ✓ Hicks ✓ Donovan
3.	Operational Excellence

ñ      Achieved record average annual production of 54,922 boe/d during 2015, an increase of 11%. This strong growth was achieved despite regulatory delays in bringing Corrib on-stream and a 30% reduction in exploration and development capital.

ñ      Operating recycle ratio[3] was 3.6x in 2015, an increase over 3.2x achieved during 2014, reflecting Vermilion’s ability to not only maintain but improve our investment efficiency despite the decline in commodity prices.

ñ      In Canada, production grew by 11% to 25,598 boe/d. This increase was mainly driven by the expansion of our Mannville liquids-rich gas play where we drilled or participated in 28 (18.5 net) wells in 2015.

ñ      In France, we concluded our third successful drilling campaign in the Champotran field since 2013. The four-well drilling program produced results that have outperformed expectations by 30% including the impact of improved waterflood response.

ñ      In the Netherlands, we achieved record annual production and six consecutive years of growth achieving 2015 average production of 7,559 boe/d. In 2015, we drilled two (1.9 net) wells and tied-in one (0.45 net) well drilled in 2014.

✓ Donadeo ✓ Marino
4.	Best in Class Health, Safety and Environment (HSE)

ñ      Continuous improvement in leading and lagging indicators on standard industry measures such as emergency response exercises and lost time incidents. See notes 2 and 3 on page 63.

ñ      Named to 2015 Canada Climate Disclosure Leadership Index in recognition of climate-related disclosure within the top 10% of surveyed companies.

ñ      Vermilion was ranked 15th on the Corporate Knights’ Future 40 Responsible Corporate Leaders in Canada list 2015, a listing of top sustainability performers.

ñ      Vermilion placed 5th in the category of Best First Time Report for our inaugural Sustainability Report, in the corporateregister.com reporting awards program. In August 2015, we released our second sustainability report for the 2014 fiscal year.

✓ Donadeo ✓ Marino ✓ Jasinski
5.	Extraordinary People

ñ      Mr. Anthony Marino promoted to President and Chief Executive Officer and Mr. Michael Kaluza promoted to Executive Vice President and Chief Operating Officer effective March 1, 2016.

ñ      Mr. Donadeo was recognized as the CEO of the year by Alberta Oil Magazine and awarded “TopGun CEO” status for 2015/2016.

ñ      Mr. Hicks was awarded “TopGun CFO” recognizing exceptional financial management, Shareholder reporting and communications.

ñ      Vermilion was named amongst the top 10 companies in Canada in Best Places to Work®, 8th out of 15 medium-sized companies in the Netherlands and ranked 9th out of 40 Top medium-sized companies in France.

ñ      Supported growth via recruiting efforts by continuing to build technical teams, primarily in Europe.

ñ      Recognition in 2015 Globe and Mail’s Board Games survey ranking 2nd among energy companies and 20th among Canadian corporations for governance practices.

ñ      Introduced a new community investment program, expanding the focus areas to include Homelessness and Poverty, Health and Safety, Environmental Stewardship, and Celebrating Vermilion’s Culture.

✓ Donadeo ✓ Jasinski
6.	Entrepreneurial Approach

ñ      Amended our Dividend Reinvestment Plan to include a Premium DividendTM Component to expand our access to the lowest cost form of equity capital available.[4]

ñ      Continued our Profitability Enhancement Program (PEP) focused on enhancing revenues, reducing capital costs, operating expenses and general and administrative outlays that has led to significant cost reductions across the organization. Total impact of the PEP was approximately $90 million in 2015.

ñ      Reduced capital investment levels to minimize the impact to our balance sheet and support our continued sustainability. Our 2016 budget of $235 million represents a decrease of over 50% from 2015 levels and a decrease of over 65% from 2014 levels. Our capital intensity was decreased by almost 75% from 2014 levels.

ñ      Increased the capacity of our credit facility by $500 million to $2.0 billion and extended the term to May 2019 improving our capital availability and providing additional certainty regarding our continued access to capital.

✓ Donadeo ✓ Marino ✓ Hicks ✓ Donovan ✓ Jasinski

Notes:

1.	Estimated proved and proved plus probable reserves attributed to the assets as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 8, 2016 with an effective date of December 31, 2015.
2.	Non-GAAP measure. See Advisory.
3.	Non-standardized oil and gas metric. See Advisory.
4.	Premium DividendTM denotes trademark of Canaccord Genuity Capital Corporation.

Page 62 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

2015 Results and Compensation Impact

2015 PERFORMANCE – CORPORATE SCORECARD MEASURES

Our corporate performance scorecard includes both standard industry metrics and internal measures of performance which are compared to plans established by management and approved by the Board of Directors each year. The table below describes 2015 scorecard measures and provides rational for selecting each measure. Achievements on the key elements of our corporate performance scorecard help determine annual base salary, bonus and long-term incentive spend overall.

Measure	Description	Rationale
One-year Relative Total Shareholder Return (TSR)

One-year TSR compared to peer group. Measures the absolute performance of the shares in the market relative to our peer group including the value of dividends.

One-year relative TSR = [(Current year closing share price + Dividends declared during the year) / Prior year closing share price] - 1

One-year relative TSR combines share price change and dividends paid to quantify the total return delivered to our Shareholders, expressed as an annual percentage.

We compare Vermilion’s TSR to the TSR calculated for our peer group of companies to provide an objective assessment of our relative performance over a one-year period.

Three-year Relative TSR

Three-year TSR compared to peer group. Measures the absolute performance of the shares in the market over a three-year period relative to our peer group including the value of dividends (expressed as a compounded annualized return percentage).

Three-year relative TSR = [(Current year closing share price + Dividends declared during the three-year period) / Closing price three-years prior] ^ (1/3) - 1

Three-year relative TSR provides an objective assessment of our market performance over a longer period of time. This is aligned with the long-term nature of our strategic plan and also serves to reduce the impact of short-term volatility that may influence one-year relative TSR.
Production per Share (PPS) Growth	Annual measure of our ability to grow production on a per share basis. PPS = Total production for year / weighted average shares outstanding for year PPS Growth = Current year PPS / Prior year PPS - 1	Production growth on a per share basis takes into account the interests of our existing Shareholders by reflecting the dilutive impact of equity issuances.
After-tax Cash Flow Recycle Ratio

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given year. The ratio is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year.

After-tax cash flow recycle ratio = Fund flows from operations netback / FD&A costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1. operating efficiency, which directly impacts profitability; and

2. the ability to maintain or increase reserves in a cost efficient manner.

A company with a higher recycle ratio is comparatively more efficient at creating value through investment.

Health, Safety & Environment	Year-end performance is measured against an industry typical set of leading[2] and lagging[3] indicators. These measures are reflective of responsible, safe and sustainable operations.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we demonstrate its importance and ensure management’s interests are aligned with HSE performance.
Strategy

Achievement of the goals within each of the six components of our strategic plan:

1. Top Quartile Shareholder Returns

2. Robust Portfolio

3. Operational Excellence

4. Best in Class Health, Safety & Environment

5. Extraordinary People

6. Entrepreneurial Approach

Vermilion’s long-term and annual strategic plans are focused on creating value for our Shareholders and other Stakeholders. As such, the measurement of our achievements against these plans form an integral component of our corporate performance scorecard.

Notes:

1.	The above table includes non-standardized oil and gas metrics. See Advisory.
2.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercise.
3.	Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 63

2015 Results and Compensation Impact

2015 PERFORMANCE – CORPORATE SCORECARD RESULTS

The Governance and Human Resources Committee has recommended enhanced disclosure to better demonstrate the link between the company’s performance and our compensation practices. Achievements on the key elements of our corporate performance scorecard help determine annual base salary, bonus and long-term incentive spend overall.

The following table is a detailed summary of our 2015 scorecard which includes the full weightings, pre-established targets and results including the total weighted score.

Category		Measure	Exceptional	Commendable	Good	Underperform	2015 Performance Year	2015 Corporate Performance Score Calculation at December 31, 2015
							Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	Relative TSR (Total Shareholder Return)	Annual period ending Dec 31/15	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	12.5%	(29.5%)	Exceptional	0.125
		Three-year period Dec 31/12 to Dec 31/15					12.5%	(4.6%)	Exceptional	0.125
Financial & Operational		Production per Share Growth	>5%	0% - 5%	(5%) - 0%	< (5%)	20%	6.6%	Exceptional	0.20
		After-tax Cash Flow Recycle Ratio	>1.8x	1.8x - 1.41x	1.4x - 1.0x	<1.0x	20%	2.6x	Exceptional	0.20
		HSE Performance	<1.5	1.5 - 2.5	2.6 - 3.5	3.6 - 4.5	15%	1.48	Exceptional	0.15
Strategy		Execution of Strategic Plan	Exceptional	Commendable	Good	Underperform	20%	Based on meeting 2020 strategy as outlined and adapting effectively to market conditions	Good	0.60
		Overall						Total Weighted Average Corporate Performance Score		1.40
								Exceptional

2015 Results
Shareholder Performance (25%)

One-year TSR (12.5%) - Exceptional

In 2015, we achieved a top quartile total return amongst our peer group. Our total return to Shareholders of -29.5% in 2015, compares to a peer group average, excluding Vermilion, of -49.5%.

Three-year TSR (12.5%) - Exceptional

In 2015, we achieved a top quartile three-year total return amongst our peer group. Our three-year total return to Shareholders of -4.6% in 2015, compares to a peer group average, excluding Vermilion, of -20.6%.

Financial & Operational (55%)

Production per Share Growth (20%) - Exceptional

Achieved year-over-year production per share growth of 6.6%.

In Canada, we grew production by 11% to 25,598 boe/d. This growth was mainly attributable to our Mannville condensate-rich gas play.

In France, we completed our third successful drilling campaign in the Champotran field. Incorporating the impact of our waterflood program, the most recent drilling program performed 30% better than anticipated in 2015.

In the Netherlands, we achieved record annual production for a sixth consecutive year in 2015 with average production of 7,559 boe/d.

Recycle Ratio (20%) - Exceptional

Achieved an after-tax cash flow recycle ratio[1] of 2.6x for 2015.

Health, Safety and Environmental Performance (HSE) (15%) - Exceptional

Performance was better than benchmarks during a period of significant growth in operations. Received the circular economy award from the French Government for our tomato greenhouse project recognizing it as a model of sustainability that enhances relations with the community and strengthens the credibility of Vermilion in France.

Strategy (20%)	Good See discussion of achievements on page 62.

Note:

1.	Non-standardized oil and gas metric. See Advisory.

Page 64 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

2015 Results and Compensation Impact

SCORECARD CHANGES FOR 2016 YEAR

We have reviewed our scorecard structure and made changes to our scorecard model used to determine short and long-term compensation. The Board has approved two separate scorecards for the 2016 performance year:

i.	for annual award determinations; and
ii.	the second scorecard to measure longer-term business success aligned to Shareholders interests and used to evaluate the VIP vesting and the application of the performance factor.

Annual Awards Scorecard measures results on an annual basis to determine annual compensation which rewards employees for their contributions and achievements of short-term business results. The measures used in the annual award scorecard provide a variety of performance metrics which represents Vermilion’s financial health and performance over a short-term period (one-year).

Category	Market	Description
Shareholder Performance (25%)	Relative Total Shareholder Return (TSR)	Measures our performance against the performance of our peers over the short-term.
Financial & Operational (75%)	Annual Production per Share Growth (25%) One-year After-tax Cash Flow Recycle Ratio (25%) Annual Health, Safety & Environment (25%)	Measures efficiency and growth, balanced by health, safety and environment over the short-term.
One-year Period (January 1, 2016 – December 31, 2016)

Long-term Awards Scorecard (VIP Performance Factor Determination) measures results on longer-term success of the company to determine the performance factor for the long-term incentive vesting payout.

Category	Market	Description
Shareholder Performance (25%)	Relative Total Shareholder Return (TSR)	Measures our performance against the performance of our peers over a longer period of time.
Financial & Operational (50%)	Production per Share Growth (25%) After-tax Cash Flow Recycle Ratio (25%)	Measures efficiency and growth, of the business over a longer period of time.
Strategy (25%)	1. Top Quartile Shareholder Returns 2. Robust Portfolio 3. Operational Excellence 4. Best in Class Health, Safety & Environment 5. Extraordinary People 6. Integrated Sustainability	Ensures our long-term success is aligned to our 2020 Vision including health, safety & environment and sustainability over a longer period of time.
Three-year Period (January 1, 2016 – December 31, 2018)

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 65

2015 Results and Compensation Impact

Board Discretion

The Board was satisfied that the results of its evaluations of Company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the Company overall, resulted in appropriate compensation for 2015. The Board exercised its discretion and reduced the compensation beyond what the formulaic results would have been.

PERFORMANCE GRAPH

This graph compares the performance of Vermilion over the last five years to the S&P/TSX Composite Index, the S&P/TSX Oil & Gas E&P Index, and S&P/TSX Capped Energy Index, each starting with an investment of $100 at the end of 2010, assuming reinvestment of dividends.

Annual Return[1]	2011	2012	2013	2014	2015
Vermilion Energy	3.00%	20.24%	25.38%	-4.96%	-30.35%
S&P/TSX Composite Index (Total Return)	-8.71%	7.19%	12.99%	10.55%	-8.32%
S&P/TSX Oil & Gas E&P Index	-18.03%	-11.27%	13.81%	-22.13%	-32.10%
S&P/TSX Capped Energy Index	-14.80%	-4.83%	13.32%	-16.34%	-24.13%

Note:

1.	The annual return presented for Vermilion differs from the calculation of TSR included in this document as TSR does not assume the reinvestment of dividends.

Page 66 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

2015 Results and Compensation Impact

NAMED EXECUTIVE OFFICER COMPENSATION TRENDS

The bar chart shows the trend in total compensation paid to our CEO and NEOs overall. Total compensation tracks closely to the strength of our organizational performance.

In addition to peer comparisons, significant accomplishments outlined in the strategic results and the corporate performance, the Board considered the weak commodity price environment in 2015 and as a results exercised its discretion to reduce the 2015 bonus payment by 49% overall for NEOs compared to 2014 bonus payment which was reduced by 29% over 2013. Base salaries for NEOs have been kept flat to 2014 rates, providing a zero percent increase for the April 2016 review date for those executives in the same position year-over-year, demonstrating the Board’s commitment to continue to contain costs in 2016.

COST OF MANAGEMENT RATIOS

We evaluate the cost of the management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term Shareholder value. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Notes:

1.	Non-standardized financial measure. See Advisory.
2.	Total NEO compensation as a percentage of 2015 net earnings is not applicable as the net earnings for 2015 year was negative.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 67

2015 Results and Compensation Impact

2015 TOTAL COMPENSATION MIX

Note:

1.	2015 NEO compensation mix includes all executives, including the CEO.

2015 Actual Compensation Mix

		Variable Pay At-risk
NEO	Base Salary Rate[1]	Bonus[1,2]	Share Awards[1]	Savings Plan[1]	Other
Donadeo	15.25%	5.70%	76.99%	1.58%	0.48%
Marino	13.07%	5.54%	79.67%	1.36%	0.37%
Hicks	17.29%	5.15%	75.08%	1.80%	0.68%
Donovan	29.34%	8.47%	58.00%	2.97%	1.22%
Jasinski	26.03%	8.98%	61.09%	2.70%	1.20%

Notes:

1.	All amounts are as a percentage of total compensation.
2.	2015 bonus payments paid March 14, 2016 in shares from treasury and vest immediately.

2015 Variable Pay - At-risk Compensation

	Target At-risk Compensation[1]		Actual At-risk Compensation[1]
Position	Bonus Target	Share Awards Target	2015 Bonus	2015 Share Awards
CEO[2]	75%	Value at Median of the Market[3]	37.4%	505%
Executive Officers (excluding CEO)	60%	Value at Median of the Market[3]	34.4%	391%

Notes:

1.	All amounts are as a percentage of base salary.
2.	At-risk target and actual compensation reflect compensation awarded to the former CEO for the 2015 year.
3.	The annual long-term award values for NEOs are determined based on the market median grant value for each NEO position.

Page 68 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Executive Compensation

Named Executive Officers

Lorenzo Donadeo	Former Chief Executive Officer (retired March 1, 2016)
Anthony Marino	President and Chief Executive Officer (appointed March 1, 2016)
Curtis Hicks	Executive Vice President and Chief Financial Officer
John Donovan	Executive Vice President, Business Development
Mona Jasinski	Executive Vice President, People & Culture

FORMER CHIEF EXECUTIVE OFFICER

Mr. Donadeo’s base salary and annual bonus incentive totals $735,000 for 2015. To manage affordability in light of the current commodity price downturn, the Board exercised its discretion and reduced Mr. Donadeo’s annual bonus by 50% compared to his 2014 annual bonus which was already reduced by 33% over 2013. Since 2013, Mr. Donadeo’s annual bonus payment has been reduced by 67% to manage affordability.

The April 2015 grant of share awards was reduced 6% to reflect a corporate review of award levels.

Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for the April 2015 and 2016 review dates, for those executives in the same position year-over-year to demonstrate continued commitment to containing costs into 2016. This is the second consecutive year in which executives did not receive a salary increase.

Cost of Management Ratio

In the last 10 years Vermilion’s market capitalization increased by 68.9%. For the same period, the cost of management ratio averaged 0.2% of total market capitalization.

2015 Total Compensation

In 2015, the total compensation paid to all executives was $10,937,722. Mr. Donadeo’s total compensation earned since he became President and CEO on January 22, 2003 is $36.8 million. Over the same period, Vermilion’s market capitalization increased by $3.6 billion. His total compensation is 1.04% of the increase in market capitalization.

Ownership & Equity At-Risk

The President & CEO is required to hold shares equal to five times the annual base salary and the Executive Vice Presidents to hold shares equal to three times the annual base salary as long as the executive is employed by Vermilion and holding the same position. All our executives meet and exceed ownership requirements.

The ownership policy manages the holding of shares until separation from the company and is in place of any restriction on sale of shares after vesting of awards.

NEO	Multiple of Base Salary	Equity ($)
Donadeo	245.5 times	131.3 million
Marino	9.4 times	4.0 million
Hicks	16.6 times	5.6 million
Donovan	16.6 times	5.4 million
Jasinski	6.9 times	2.0 million
Average:	59.0 times	29.7 million

Mr. Donadeo, former CEO, and Mr. Marino, President and CEO, effective March 1, 2016, must continue to hold at least one times their base salary in shares for at least 12 months after retirement or resignation.

2015 Termination Obligations

If we had a change of control on December 31, 2015, our executives would have been entitled to receive a total of approximately $7.7 million in aggregate.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 69

Executive Compensation

2015 COMPENSATION DECISIONS

The following provides an overview of the roles and key accomplishments of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2015.

Lorenzo Donadeo, Former Chief Executive Officer[1]

As a former Chief Executive Officer, Mr. Donadeo (retired March 1, 2016) was responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our Shareholders.

2015 Performance Results

ñ     Achieved a top quartile total shareholder return amongst our peer group. Our total shareholder return of -29.5% in 2015, compares to a peer group average, excluding Vermilion, of -49.5%. Our three-year total shareholder return of -4.6% in 2015, compares to a peer group average, excluding Vermilion, of -20.6%;

ñ     Advanced Vermilion’s Health, Safety and Environment (“HSE”) practices, nurtured and strengthened our HSE culture and advanced our objective of achieving best in class HSE performance;

ñ     Established long-term strategy for Vermilion to the year 2020 which expands our portfolio of organic growth opportunities and achieved average annual production per share growth of 6.6% while providing a reliable and growing dividend;

ñ     Named CEO of the year by Alberta Oil Magazine;

ñ     Honoured for his outstanding service to France with an appointment to the rank of Chevalier in France’s Legion of Honour; and

ñ     Awarded “TopGun CEO” status by BWI recognizing exceptional work ethic, smart decision making process, facing challenges head-on and most importantly, determination to deliver to Shareholders.

2015 Compensation Decisions

ñ     2015 base salary was kept flat to 2014 rate, providing a zero percent increase for the April 2015 and April 2016 review date, to demonstrate our commitment to containing costs.

ñ     Annual bonus award opportunity is based 100% on the 2015 Company score, subject to discretionary adjustment by the Board based on individual performance considerations.

ñ     2015 bonus award (paid in March 2016) was $200,000. The calculated bonus payout based on a company score of 1.40 was $690,150, however the Board exercised its discretion to further reduce Mr. Donadeo’s calculated bonus by 71% to show its commitment to containing cost in 2016 compared to 33% reduction in 2015 for 2014 bonus.

ñ     2015 LTI award was $2,700,139 which was reduced 9% compared to the 2014 grant.

2015 Compensation[2]	Base Salary	Bonus Award	Share Award	Total	Performance Based
	$535,000	$200,000	$2,700,139	$3,435,139	84%

CEO Succession Planning Strategy

The board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion's approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on executive officer positions in the future. The composition of our senior management team is the result of this focus.

The Board has diligently reviewed succession planning for the President and CEO transition. Mr. Donadeo who was a co-founder of Vermilion and has been the President and CEO of Vermilion since 2003 retired effective March 1, 2016 and became our Chair of the Board. Mr. Anthony Marino was promoted to the position of President and Chief Executive Officer from President and Chief Operating Officer, effective March 1, 2016. He joined Vermilion in June 2012 as Executive Vice President and Chief Operating Officer, and was named President and Chief Operating Officer in March 2014. Mr. Marino is an accomplished senior executive with a proven track record of high Shareholder returns during his 30 year career in the energy industry.

Mr. Marino’s successor as Chief Operating Officer, Mr. Michael Kaluza, was promoted to the position of Executive Vice President and Chief Operating Officer from Vice President, Canada Business Unit, effective March 1, 2016. Mr. Kaluza joined Vermilion in February 2013 as the Director of our Canadian Business Unit, and was promoted to Vice President of our Canadian Business Unit in May 2014. Mr. Kaluza has over 30 years of operations and management experience.

Notes:

1.	Effective March 1, 2016, Mr. Donadeo’s position changed to Chair of the Board from Chief Executive Officer.
2.	2015 compensation reflects the role as Chief Executive Officer prior to transition to Chair of the Board on March 1, 2016, excluding all other compensation (see page 73).
3.	2015 bonus payments paid March 14, 2016 in shares from treasury and vest immediately.

Page 70 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Executive Compensation

Anthony Marino, President and Chief Executive Officer[1]

As President and Chief Executive Officer, Mr. Marino is responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our Shareholders.

As President and Chief Operating Officer during 2015, Mr. Marino was responsible for overseeing Vermilion’s global operations, drilling and completion activities, exploration, marketing and HSE.

2015 Performance Results

ñ     Recorded average production of 54,922 boe/d in 2015, an increase of 11% as compared to 49,573 boe/d in 2014. All business units achieved record production, except Australia, where production was approximately flat year-over-year;

ñ     This production increase was achieved on 30% lower capital spending than in 2014. Operating expense per boe was reduced by 11% versus 2014;

ñ     Independent reserve assessment completed by GLJ Petroleum Consultants Ltd. effective December 31, 2015 resulted in an increase of 6% in both proved and proved plus proved plus probable (“2P”) reserves, including replacing 152% of production at the 2P level through Exploration & Development (“E&D”) activities;

ñ     F&D) costs were reduced by 48% to $8.98/boe; and

ñ     For 2015, Vermilion’s operating recycle ratio[2] was 3.6x in 2015, an increase over 3.2x achieved during 2014, reflecting Vermilion’s ability to not only maintain but improve investment efficiency despite the decline in commodity prices.

2015 Compensation Decisions

ñ    2015 base salary was kept flat to 2014 rate, providing a zero percent increase for the April 2015 review date to demonstrate our commitment to containing costs. Effective March 1, 2016, Mr. Marino’s salary was increased due to his promotion to the President and Chief Executive Officer position.

ñ     2015 bonus award (paid in March 2016) was $180,000. The calculated bonus payout was $450,500, however the Board exercised its discretion to reduce Mr. Marino’s calculated bonus by 60% to show its commitment to containing cost in 2016 compared to 41% reduction in 2015 for 2014 bonus.

ñ     As a result of Mr. Marino’s full-year tenure in the role of President and COO during 2015, his planned transition to the President and CEO role and his strong 2015 performance, his 2015 LTI award was $2,590,141 representing a 1% increase compared to his 2014 grant.

2015 Compensation[3]	Base Salary	Bonus Award[4]	Share Award	Total	Performance Based
	$425,000	$180,000	$2,590,141	$3,195,141	87%

Notes:

1.	Effective March 1, 2016, Mr. Marino’s position changed to President and Chief Executive Officer from President and Chief Operating Officer.
2.	Non-standardized oil and gas metric. See Advisory.
3.	2015 compensation reflects role as President and COO prior to the transition to President and Chief Executive Officer, excluding all other compensation (see page 73).
4.	2015 bonus payments paid March 14, 2016 in shares from treasury and vest immediately.

Curtis Hicks, Executive Vice President and Chief Financial Officer

As Executive Vice President and Chief Financial Officer, Mr. Hicks is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

2015 Performance Results

ñ     Stewarded an integration of new businesses in Germany and southeast Saskatchewan into Vermilion’s financial, treasury, tax and information technology systems;

ñ     Increased the capacity of our credit facility by $500 million to $2.0 billion and extended the term to May 2019 improving capital availability and providing additional certainty regarding our continued access to capital;

ñ     Team participated in over 420 meetings with various Stakeholders including investors, research analysts and others; and

ñ     Awarded “TopGun CFO” by BWI recognizing the ability to capture the attention and respect of investors for perceived exceptional financial management, Shareholder reporting and communication.

2015 Compensation Decisions

ñ     2015 base salary was kept flat to 2014 rate, providing a zero percent increase for the April 2015 and April 2016 review date, to demonstrate our commitment to containing costs.

ñ     2015 bonus award (paid in March 2016) was $101,200. The calculated bonus payout was $331,900, however the Board exercised its discretion to reduce Mr. Hicks’ calculated bonus by 70% to show its commitment to containing cost in 2016 compared to 52% reduction in 2015 for 2014 bonus.

ñ     LTI award was $1,476,092 reduced by 8% compared to 2014 grant.

2015 Compensation[1]	Base Salary	Bonus Award[2]	Share Award	Total	Performance Based
	$340,000	$101,200	$1,476,092	$1,917,292	82%

Notes:

1.	2015 compensation excludes all other compensation (see page 73).
2.	2015 bonus payments paid March 14, 2016 in shares from treasury and vest immediately.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 71

Executive Compensation

John Donovan, Executive Vice President, Business Development

As Executive Vice President, Business Development, Mr. Donovan is responsible for Vermilion’s global business development activities including strategy and portfolio management, acquisitions, expansion into existing and/or new global, stable locations.

2015 Performance Results

ñ     Negotiated a farm-in agreement that provided us with a material participating interest in 19 onshore exploration licenses in northwest Germany as well as ownership of key proprietary data. The licenses comprise of approximately 850,000 net acres of undeveloped oil and natural gas rights in the prolific North German Basin. Subsequently we were awarded two additional exploration licenses that added approximately 110,000 net acres to our land position;

ñ     Consolidated our ownership and working interest in the Turner Shurley Sand play in the eastern Powder River Basin in the United States to 100% through an acquisition of the remaining 30% interest; and

ñ     Conditionally awarded four exploration blocks in northeast Croatia near the Hungarian border. The blocks span approximately 2.35 million gross acres with a substantial portion of the acreage located near existing crude oil and natural gas fields.

2015 Compensation Decisions

ñ     2015 base salary was kept flat to 2014 rate, providing a zero percent increase for the April 2015 and April 2016 review date, to demonstrate our commitment to containing costs.

ñ     2015 bonus award (paid in March 2016) was $93,100. The calculated bonus payout was $305,100, however the Board exercised its discretion to reduce Mr. Donovan’s calculated bonus by 70% to show its commitment to containing cost in 2016 compared to 53% reduction in 2015 for 2014 bonus.

ñ     LTI award was $637,554 reduced by 9% compared to 2014 grant.

2015 Compensation[1]	Base Salary	Bonus Award[2]	Share Award	Total	Performance Based
	$322,500	$93,100	$637,554	$1,053,154	69%

Notes:

1.	2015 compensation excludes all other compensation (see page 73).
2.	2015 bonus payments paid March 14, 2016 in shares from treasury and vest immediately.

Mona Jasinski, Executive Vice President, People & Culture

As Executive Vice President, People & Culture, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, governance, in addition to sustainability, global communications and community investment and building organizational culture.

2015 Performance Results

ñ     Led the staff engagement process via Great Place to Work. Recognized by the Great Place to Work® Institute as the 10th out of more than 300 participating Canadian companies and the only energy company on the Best Workplaces list, 8th in Netherlands and 9th in France out of the 15 and 40 top mid-sized companies respectively;

ñ     Received recognition for governance practices in Globe and Mail’s 2015 Board Games survey, ranking 2nd among energy companies and 20th among Canadian corporations;

ñ     Recognized for excellence in sustainability performance by Corporate Knights. In 2015 ranked 15th out of an original field of 187 companies in 2015, an improvement over our inaugural 32nd place ranking in 2014. We are also the highest ranked oil & gas company on the list; and

ñ     Introduced a European staffing strategy with emphasis on succession.

2015 Compensation Decisions

ñ     2015 base salary was kept flat to 2014 rate, providing a zero percent increase for the April 2015 and April 2016 review date, to demonstrate our commitment to containing costs.

ñ     2015 bonus award (paid in March 2016) was $101,200. The calculated bonus payout was $300,600, however the Board exercised its discretion to reduce Ms. Jasinski’s calculated bonus by 67% to show its commitment to containing cost in 2016 compared to 50% reduction in 2015 for 2014 bonus.

ñ     LTI award was $680,467 reduced by 7% compared to 2014 grant.

2015 Compensation[1]	Base Salary	Bonus Award[2]	Share Award	Total	Performance Based
	$290,000	$100,000	$680,467	$1,070,467	73%

Notes:

1.	2015 compensation excludes all other compensation (see page 73).
2.	2015 bonus payments paid March 14, 2016 in shares from treasury and vest immediately.

Page 72 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Executive Compensation

SUMMARY COMPENSATION TABLE

The tables on each executive’s information page set out their total compensation over the past three years.

Executive and Title	Year	Salary[1] ($)	Share- based Awards[2] ($)	Option– based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation[4] ($)	Total Compen- sation ($)
					Annual Incentive Plans[3] ($)	Long-term Incentive Plans
Donadeo[5,6] Former Chief Executive Officer	2015 2014 2013	535,000 528,750 497,500	2,900,139 2,975,072 2,524,923	n/a n/a n/a	n/a 400,000 600,000	n/a n/a n/a	n/a n/a n/a	72,210 72,202 68,779	3,507,349 3,976,024 3,691,202
Marino[7,8] President and Chief Executive Officer	2015 2014 2013	425,000 418,750 396,250	2,770,141 2,575,035 1,749,965	n/a n/a n/a	n/a 305,000 400,000	n/a n/a n/a	n/a n/a n/a	56,106 59,193 53,329	3,251,247 3,357,978 2,599,544
Hicks Executive Vice President and Chief Financial Officer	2015 2014 2013	340,000 336,250 321,250	1,577,292 1,600,010 1,285,039	n/a n/a n/a	n/a 210,000 300,000	n/a n/a n/a	n/a n/a n/a	48,667 48,684 46,967	1,965,959 2,194,944 1,953,256
Donovan Executive Vice President, Business Development	2015 2014 2013	315,058 320,925 314,650	730,654 702,564 699,977	n/a n/a n/a	n/a 200,000 275,000	n/a n/a n/a	n/a n/a n/a	46,069 47,075 46,274	1,091,781 1,270,564 1,335,901
Jasinski Executive Vice President, People & Culture	2015 2014 2013	290,000 286,250 260,563	780,467 735,045 649,997	n/a n/a n/a	n/a 200,000 275,500	n/a n/a n/a	n/a n/a n/a	43,477 43,934 40,676	1,113,944 1,265,229 1,226,736
Total		5,586,196	24,256,320		3,165,500			793,642	33,801,658

Notes:

1.	Base salary received in the year noted. Base salary changes are generally effective in April of each year. Base salaries for executives have been kept flat to 2014 rates, providing a zero percent increase for 2015 and for the April 2016 review date. This is the second consecutive year, our executives did not receive a salary increase.
2.	Includes: (i) the value of VIP share awards granted on April 1, 2015 multiplied by the grant value of $54.32 (fair value) and (ii) the total value of the 2015 bonus payments ($674,300) paid March 14, 2016 in shares from treasury and vest immediately. For the purpose of accounting and the preparation of its consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2015, the accounting fair value of share-based awards granted to NEOs in 2015 totaled $14,147,685.
3.	Vermilion’s annual incentive pay can be paid in cash or shares or combination of both. Historically, the Board has approved 50% of executive bonuses to be paid in shares. In 2015, the full incentive plan payment was paid in shares from treasury.
4.	All Other Compensation includes contributions made by Vermilion to the executives’ share savings plan (as we do not have a pension plan) and parking fees, a vehicle allowance for Mr. Donadeo and executive benefits in 2015 for Messrs. Hicks, Marino, Donovan and Ms. Jasinski. See table below.
5.	Effective March 3, 2014, Mr. Donadeo’s position changed to Chief Executive Officer from President and Chief Executive Officer.
6.	Effective March 1, 2016, Mr. Donadeo retired as the Chief Executive Officer and was appointed as the Chair of the Board.
7.	Effective March 3, 2014, Mr. Marino’s position changed to President and Chief Operating Officer from Executive Vice President and Chief Operating Officer.

8.	Effective March 1, 2016, Mr. Marino’s position changed to President and Chief Executive Officer from President and Chief Operating Officer.

Executive	Year	Savings Plan ($)	Other Perquisites ($)	Total ($)
Donadeo	2015 2014 2013	55,527 55,519 52,238	16,683 16,683 16,541	72,210 72,202 68,779
Marino	2015 2014 2013	44,110 43,968 41,606	11,996 15,225 11,723	56,106 59,193 53,329
Hicks	2015 2014 2013	35,289 35,306 33,731	13,378 13,378 13,236	48,667 48,684 46,967
Donovan	2015 2014 2013	32,691 33,697 33,038	13,378 13,378 13,236	46,069 47,075 46,274
Jasinski	2015 2014 2013	30,099 30,056 27,440	13,378 13,878 13,236	43,477 43,934 40,676

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 73

Executive Compensation

EQUITY HOLDINGS

Share Awards and Value

All share awards granted to executives that are outstanding as of December 31, 2015 are subject to the performance factors described on page 57. The value of share awards on December 31, 2015 was calculated using the TSX closing price of $37.61.

Executive	Award Date[1]	Vesting Date	Award Price ($)	Number Granted[2] (#)	Award Date Value[3] ($)	December 31, 2015 Value[4,5,6] ($)
Donadeo	April 1, 2015	April 1, 2018	54.32	49,708	2,700,139	2,486,459
	April 1, 2014	April 1, 2017	68.96	43,142	2,975,072	2,709,693
	August 13, 2013	April 1, 2016	56.97	6,846	390,017	514,956
	April 1, 2013	April 1, 2016	52.28	40,836	2,134,906	3,071,684
	Total			140,532	8,200,134	8,782,792
Marino	April 1, 2015	April 1, 2018	54.32	47,683	2,590,141	2,385,166
	April 1, 2014	April 1, 2017	68.96	37,341	2,575,035	2,345,340
	August 13, 2013	April 1, 2016	56.97	7,022	400,043	528,195
	April 1, 2013	April 1, 2016	52.28	25,821	1,349,922	1,942,256
	Total			117,867	6,915,141	7,200,957
Hicks	April 1, 2015	April 1, 2018	54.32	27,174	1,476,092	1,359,279
	April 1, 2014	April 1, 2017	68.96	23,202	1,600,010	1,457,287
	August 13, 2013	April 1, 2016	56.97	7,022	400,043	528,195
	April 1, 2013	April 1, 2016	52.28	16,928	884,996	1,273,324
	Total			74,326	4,361,141	4,618,085
Donovan	April 1, 2015	April 1, 2018	54.32	11,737	637,554	587,100
	April 1, 2014	April 1, 2017	68.96	10,188	702,564	639,895
	April 1, 2013	April 1, 2016	52.28	13,389	699,977	1,007,121
	Total			35,314	2,040,095	2,234,116
Jasinski	April 1, 2015	April 1, 2018	54.32	12,527	680,467	626,617
	April 1, 2014	April 1, 2017	68.96	10,659	735,045	669,478
	April 1, 2013	April 1, 2016	52.28	12,433	649,997	935,210
	Total			35,619	2,065,509	2,231,305

Notes:

1.	August 13, 2013 grants for Messrs. Donadeo, Marino and Hicks are mid-year grants.
2.	Total for each executive is the number of share awards that were not vested as of December 31, 2015, excluding reinvested dividends.
3.	Value of share awards on the award date.
4.	The value as of December 31, 2015 on the TSX of $37.61. It does not include the value of reinvested dividends.
5.	An average performance multiple was applied as follows:
a.	Share awards vesting in 2018: 2 for 2015, 1 for 2016, 1 for 2017 for an average of 1.33.
b.	Share awards vesting in 2017: 2 for 2014, 2 for 2015, 1 for 2016 for an average of 1.67.
c.	Share awards vesting in 2016: 2 for 2013, 2 for 2014, 2 for 2015 for an average of 2.
6.	No vested share awards remained to be paid out or distributed on December 31, 2015.

Value of Share Awards Vested and Bonus Earned During 2015

Award Type	Donadeo ($)	Marino ($)	Hicks ($)	Donovan ($)	Jasinski ($)
Share awards[1]	4,038,817	3,275,497	1,966,997	1,966,997	1,573,598
Incentive plan awards[2]	200,000	180,000	101,200	93,100	100,000

Notes:

1.	Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $54.32 – the five-day weighted average for the five days preceding the vesting date of April 1, 2015. These awards were granted on April 1, 2012 for all executives except Mr. Marino, whose share awards were granted on August 14, 2012.
2.	Bonuses for 2015 are payable on March 14, 2016 and are paid in shares from treasury and vest immediately.

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Executive Compensation

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the executives since
March 15, 2015. This table does not include unvested share awards.

In 2014 the share ownership policy was changed to require the CEO to hold shares equal to five times the annual base salary and President and COO and Executive Vice Presidents to hold shares equal to three times the annual base salary as long as the executive is employed by Vermilion.

Effective March 1, 2016, the President and COO was promoted to the President and CEO position and he must comply with the ownership policy as it applies to the CEO position, hold five times the annual base salary.

The ownership policy manages the holding of shares until separation from the company and is in place of any restriction on the sale of shares after the vesting of awards.

Executive	Shares March 15, 2016 (#)	Shares March 15, 2015 (#)	Net Changes (#)	Total Equity At-risk March 15, 2016
				Value[1] ($)	Multiple of Base Salary
Donadeo[2]	3,321,501	3,257,499	64,002	131,332,150	245.5 times
Marino[3]	101,485	56,032	45,453	4,012,717	9.4 times
Hicks	142,306	135,976	6,330	5,626,779	16.6 times
Donovan	135,739	171,010	(35,271)	5,367,120	16.6 times
Jasinski	50,478	31,532	18,946	1,995,900	6.9 times

Notes:

1.	Calculated based on the total number of shares on March 15, 2016 multiplied by $39.54 (the TSX closing price on March 15, 2016).
2.	Mr. Donadeo retired effective March 1, 2016 and must hold at least one times his annual base salary for at least 12 months post retirement.
3.	Mr. Marino was promoted to the President and CEO position effective March 1, 2016 and must hold at least five times his annual base salary as long as he is employed by Vermilion. He also must continue to hold at least one times his annual base salary for at least 12 months following resignation or retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Our executives have employment agreements that provide for a lump-sum payment if their employment is terminated:

ñ	by Vermilion without just cause – when there are, among other things, no performance issues, detrimental or illegal behavior or breach of the employment agreement;
ñ	by the executive for good reason (within 30 days of a significant demotion or reduction in duties or compensation); or
ñ	after a change of control, if Vermilion or its successor terminates the executive’s employment within 10 days or if the executive resigns within 60 days.

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All of the executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

Termination Payments

Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:

ñ	any unpaid salary up to the termination date;
ñ	all outstanding vacation pay; and
ñ	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart on the following page.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 75

Executive Compensation

Based on 2015 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated without cause or if a change of control occurred on December 31, 2015.

Executive	Salary ($)	Bonus ($)	Benefits ($)	Total ($)
Donadeo	1,070,000	800,000	149,645	2,019,645
Marino	850,000	590,000	131,723	1,571,723
Hicks	680,000	407,467	117,685	1,205,152
Donovan	645,000	378,733	112,961	1,136,694
Jasinski	580,000	383,667	107,185	1,070,852
Total	3,825,000	2,559,867	619,199	7,004,066

Termination Chart

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
For Just Cause or by executive without Good Reason (Resignation)	None	None	All share awards expire on the termination date	None
Without just cause (by Vermilion) or For Good Reason (by executive)	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice Presidents	All share awards that would have vested at the next applicable vesting date, if the vesting date is within 90 days of termination date, continue to vest	Amount equal to cost of benefits for the severance period
Change of control	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice President	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for executives One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for executives One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule	Amount equal to cost of benefits for the severance period
Death	Pro-rated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the pro-rated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.

Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Page 76 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Schedules and Other Information

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page 77

Schedules and Other Information

SCHEDULE “A” – SUMMARY OF VERMILION INCENTIVE PLAN

The Vermilion Incentive Plan (VIP) was approved by unitholders as of September 1, 2010, the date of our conversion from a trust to a corporation. It replaced the TAP (Trust Unit Award Incentive Plan) and all unit awards under the TAP were converted to share awards under the VIP as of September 1, 2010. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of Shareholders when they are granted share awards.

Condition	Plan Maximum
Reserved for issue to insiders	Currently 5.0% of Vermilion’s issued and outstanding Common Shares (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan); proposed to be amended to 3.8% with Shareholder approval
Total issued to any participant[1]	Currently 5.0% of Vermilion’s issued and outstanding Common Shares; proposed to be amended to 3.8% with Shareholder approval

Note:

1.	On a non-diluted basis.

The number of shares subject to a share award is determined at the time of grant. The vesting schedules are set out on page 57. Vesting occurs on April 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time.

Within two and a half months of vesting, Common Shares (or an equivalent cash value or a combination of cash and shares, as decided by the Board) are issued to the participant. Share awards that vest before termination or any applicable notice date are paid in full. Unvested share awards are treated as set out below, depending on the form of termination.

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Expire on the 90th day following the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Disability	Vest according to their normal schedule
Leave of absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

Under the VIP, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provisions of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without Shareholder approval (but with consent of the TSX).

During 2015, Vermilion made the following amendments to the VIP: (i) for the purpose of determining the adjustment ratio to share awards granted under the VIP, amending the calculation of “average market price” under the VIP to align with the calculation for average market price under Vermilion’s Premium DRIP; (ii) amending the vesting provisions in the event of the termination of a grantee under the VIP (voluntary resignation or retirement, termination not for cause and termination for cause) and related consequential amendments (iii) removing the reference to the performance of a grantee in the vesting provision in the event of the death of a grantee; (iv) amending the definitions for "Consultant", “Disability” and “Corporate Performance Measure”; and (v) amending certain language in the

VIP to address any potential inconsistency between the VIP and a share award agreement to be entered into with a grantee. Prior to the Meeting, the Board also approved amendments to the adjustment ratio to share awards to provide similar treatment to dividends reinvested under Vermilion’s Premium DRIP and to conform certain provisions of the plan (including insider participation limits) to the Company’s other security based compensation arrangements and to its compensation policies and procedures. The Board approved these amendments in accordance with its authority under the VIP in order to improve the administrative efficiency of the VIP. Shareholder approval for these amendments is not required due to their housekeeping and administrative nature.

Page A-1 ■Vermilion Energy Inc. ■ 2016 Management Proxy Circular

Schedules and Other Information

The following are terms of the VIP:

ñ	Participants do not have the rights of Shareholders, including the right to vote, until shares have been issued under the share award.
ñ	Non-employee director participation is limited as specified in the VIP.
ñ	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
ñ	The Board may amend, suspend or discontinue the VIP at any time, provided that, without Shareholder approval, no amendment may:
ñ	increase the maximum number of shares reserved for issue under the VIP;
ñ	add any form of financial assistance for the exercise of restricted shares;
ñ	impair or dilute the outstanding shares or material benefits of an awardee;
ñ	change the eligible participants in a way that increases participation by insiders; or
ñ	contravene TSX requirements or other laws.
ñ	The Board may not amend the pricing or extend the terms of share awards granted to insiders without Shareholder approval.
ñ	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
ñ	The maximum exercise and surrender periods are December 31st of the third year from the date of Grant.
ñ	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to Shareholder approval (which was last given on May 1, 2013) when Shareholders approved all unallocated share awards under the plan for three years. The next Shareholder approval is scheduled for May 6, 2016.
ñ	Part-time work arrangements for employees, grants are adjusted for changes to part-time employment status; adjustments are directly proportionate to change to employment status (e.g. employee is going from 1.0 to 0.8 full time equivalent, grant is adjusted by 20%).
ñ	The vesting of awards, issuance of shares and sale of shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for 10 business days from the end of the black-out period.
ñ	If shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to Shareholders to purchase shares at prices substantially below fair market value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.
ñ	At the Meeting, Shareholders will be asked to approve the unallocated share awards under the VIP, and amendments to reduce the rolling reserve under the VIP, being the percentage number of Common Shares reserved for issuance from time to time, from 5% to 3.8% of the total number of Common Shares issued and outstanding from time to time (calculated on an undiluted basis), and to increase the non-employee director participation limit in our VIP to reflect updated non-employee director participation limits established by proxy advisory firms since our last approval in 2013.

Vermilion Energy Inc. ■2016 Management Proxy Circular ■ Page A-2

Schedules and Other Information

SCHEDULE “B” – SUMMARY OF EMPLOYEE BONUS PLAN

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our Shareholders.

Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.

Payment of bonuses may be made in cash, shares or a combination of cash and shares as determined by the Board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the Bonus Plan are priced at the closing price of the shares on the TSX on the trading day immediately before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

Under the Bonus Plan, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility for participation under the Bonus Plan; to change the terms and conditions on which bonuses may be or have been granted pursuant to the Bonus Plan; to change the termination provisions of the Bonus Plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without Shareholder approval (but with consent of the TSX).

During 2015, Vermilion made the following amendments to the Bonus Plan: (i) clarifying that an employee must be an “Active Employee” (as defined in the Bonus Plan) to be eligible to receive a benefit under the Bonus Plan and related consequential amendments; and (ii) removing the discretion of the Board with respect to continuing an employee’s participation in the Bonus Plan following the termination of such employee. Prior to the Meeting, the Board also approved amendments to the Bonus Plan to (i) provide for the automatic sale of a portion of Common Shares issued pursuant to the Bonus Plan to fund withholding taxes, (ii) provide for the ability of the Board to modify the terms of a bonus granted under the Bonus Plan to a non-Canadian employee in order to comply with foreign law requirements without amending the terms of the Bonus Plan, (iii) change the method of pricing the

Common Shares issued under the Bonus plan based on the weighted average trading price for the five days preceding the determination of a bonus to conform with the pricing provisions in the Company’s other security based compensation arrangements and (iv) conform certain provisions of the plan (including insider participation limits) to the Company’s other security based compensation arrangements and to its compensation policies and procedures. Shareholder approval for these amendments is not required due to their housekeeping and administrative nature.

The following are other terms of the bonus plan:

ñ	Currently 250,000 Common Shares are reserved for issuance under the Bonus Plan.
ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding Common Shares.
ñ	Participation in the Bonus Plan does not confer any right to continued employment.
ñ	Participants whose employment is terminated are not entitled to receive a bonus, including termination due to disability, death or other circumstance.
ñ	Vermilion may withhold from payments made under the bonus plan to comply with tax withholding obligations.
ñ	Upon a change of control the Bonus Plan will terminate and each participant will be paid a final bonus in an amount determined by the Board to be appropriate.
ñ	The Board may amend, suspend, terminate or discontinue the Bonus Plan at any time, provided that no amendment may, without Shareholder approval:
ñ	amend the number of shares issuable under the Bonus Plan;
ñ	result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
ñ	change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve an amendment to Vermilion’s Employee Bonus Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8%, subject to an annual cap of 300,000 Common Shares that may be issued under the Bonus Plan in any calendar year.

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SCHEDULE “C” – SUMMARY OF EMPLOYEE SHARE SAVINGS PLAN

The Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant's earnings. For each participant Vermilion makes an employer contribution equal to 1.5 times the amount of each participant's personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant's earnings, however, excess contributions do not receive a corresponding employer contribution by Vermilion.

The Savings Plan provides that, where directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire Common Shares directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash. Common Shares issued from treasury under the Savings Plan will be priced either: (i) if the plan agent acquires Common Shares through market purchases for a contribution period, treasury shares will be issued at a price equal to the weighted average purchase price of Common Shares purchased by the plan agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, treasury shares will be issued at the weighted average trading price of the Common Shares on the TSX on the 5 trading days preceding the treasury issuance date.

Prior to the Meeting, the Board approved amendments to the Savings Plan to reflect plan participation in the dividend reinvestment component of the Premium DRIP and to conform certain provisions of the plan (including participation limits) to the Company’s other security based compensation arrangements and to its compensation policies and procedures. Shareholder approval for these amendments is not required due to their housekeeping and administrative nature.

Vermilion considers the Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion's ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with Shareholders.

Other terms of the Savings Plan include:

ñ	Currently 100,000 Common Shares are reserved for issuance under the Savings Plan.
ñ	The number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security based compensation arrangements of the Company, shall not exceed 10% of the Company's total issued and outstanding Common

Shares. The Board may, subject to approval of the TSX or such other exchange on which the Common Shares are listed and all other necessary regulatory and Shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.

ñ	A participant's entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).
ñ	If a participant sells or withdraws Common Shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Savings Plan for a period of 12 weeks thereafter.
ñ	Common Shares held by the plan agent on behalf of participants are at all times vested to such participants.
ñ	A participant is not entitled to transfer any interest in Common Shares held by the plan agent on behalf of such participant, subject to a participant's right to terminate his or her participation in the Savings Plan.
ñ	Under the Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without Shareholder approval (but with consent of the TSX).
ñ	The Board may amend, suspend or discontinue the Savings Plan at any time, provided that, without Shareholder approval, no amendment may:
ñ	amend the number of Common Shares issuable under the plan;
ñ	increase participation limits solely to the benefit of insiders of Vermilion; or
ñ	amend the amendment provision of the plan.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve an amendment to Vermilion’s Savings Plan to replace the fixed reserve with one rolling reserve for all of Vermilion’s security based compensation arrangements of 3.8% rolling reserve, subject to an annual cap of 300,000 Common Shares that may be issued under the Savings Plan in any calendar year.

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SCHEDULE "D" - SUMMARY OF SHAREHOLDER RIGHTS PLAN

Background

A unitholder rights plan was first implemented in 2003, and was subsequently renewed and approved in 2006 and 2009 by holders of the trust units of the Trust. In conjunction with the conversion of the Trust to a corporation on September 1, 2010 the Shareholder Rights Plan was approved and subsequently re-approved in 2013.

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders of Vermilion are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (a) evaluate a takeover bid (particularly if it includes share or trust unit consideration); (b) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (c) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares of the Company. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding Common Shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Shareholder Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Takeover Bid Regime Amendments

On February 25, 2016 the CSA announced amendments to the Canadian regime governing the conduct of takeover bids.

In summary, the proposed amended takeover regime will require that all non-exempt takeover bids: receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid (excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror); be extended by the bidder for at least 10 days after the Minimum Tender Requirement has been achieved (and not exceeding 10 days in the case of partial takeover bids) and all other terms and conditions of the bid have been complied with or waived; and remain open for a minimum deposit period of 105 days unless the target board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or the issuer issues a news release that it intends to effect, by agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The CSA has indicated that the purpose of the takeover bid regime amendments is to facilitate the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions and to provide the offeree board with additional time and discretion when responding to a take-over bid.

Provided all necessary approvals are obtained, the CSA expects the take-over bid regime amendments will come into force on May 9, 2016.

Summary of the Plan

The following summary of terms of the Shareholder Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement dated as of September 1, 2010, as amended and restated as of May 1, 2013 between Vermilion Energy Inc. and Computershare Trust Company of Canada, as rights agent, (the "Shareholder Rights Plan Agreement"). A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Term

Pursuant to the terms of the Shareholder Rights Plan Agreement, the Shareholder Rights Plan will expire upon the termination of the Meeting unless Shareholders ratify and re-confirm the continued existence of the Shareholder Rights Plan Agreement. If approved, the Shareholder Rights Plan Agreement will continue until the annual meeting of Shareholders of the Company in 2019. In light

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of the recently announced amendments to the Canadian takeover bid regime expected to be in force on May 9, 2016, we will continue to monitor developments relating to shareholder rights plans to determine whether any further Shareholder action is required in relation to the Shareholder Rights Plan prior to the next scheduled re-confirmation in 2019.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the Shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

Rights Exercise Privilege

The Rights will separate from the voting Common Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Shareholder Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Shareholder Rights Plan) of more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their Common Shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting Common Shares to a takeover bid made by such person, provided that the agreement meets certain requirements including: (a) the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available; (b) the Shareholder who has agreed to tender voting Common Shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting Common Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting Common Shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting Common Shares offered to be purchased under the Lock-Up Bid is less than all of the voting Common Shares held by Shareholders (excluding Common Shares held by the offeror), the number of voting Common Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting Common Shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting Common Shares offered to be purchased under the Lock-Up Bid; and (c) no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting Common Shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to Common Shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following: (a) the takeover bid must be made by means of a takeover bid circular; (b) the takeover bid is made to all holders of voting Common Shares as registered on the books of the Company, other than the offeror; (c) the takeover bid contains, a provision that no voting Common Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of 35 days after the date of the takeover bid and 60 days following the date of the takeover bid and only if at such date more

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Schedules and Other Information

than 50% of the voting Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn and have previously been or are taken up at the same time; (d) the takeover bid contains a provision that, voting Common Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting Common Shares may be taken up and paid for and that any voting Common Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and (e) the takeover bid contains a provision that if, on the date on which voting Common Shares may be taken up and paid for, more than 50% of the voting Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of voting Common Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and be made prior to expiry, termination or withdrawal of the Permitted Bid, and include a provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is earlier than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid; and 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting Common Shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting Common Shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting Common Shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting Common Shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting Common Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting Common Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Shareholder Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting Common Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Shareholder Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Independent Shareholders (as defined in the Shareholder Rights Plan Agreement) (or the holders of Rights if the Separation Time has occurred) by majority vote, supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

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CORPORATE INFORMATION

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com.

Hard copies may be requested by emailing investor_relations@vermilionenergy.com.

Governance documents include our:

✓	Board Operating Guidelines
✓	Committee Guidelines
✓	Code of Ethics
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chair of the Board
✓	Terms of Reference for the Lead Director
✓	Terms of Reference for the Directors
✓	Terms of Reference for the President and CEO
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee

A copy of Vermilion’s security based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (as filed on April 6, 2016 under “Other Securityholders Documents”).

✓	Vermilion Incentive Plan
✓	Employee Share Savings Plan
✓	Employee Bonus Plan

VISION

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy.

MISSION

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate .

CORE VALUES

Excellence

We aim for exceptional results in everything we do.

Trust

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

Respect

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

Responsibility

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.